As filed with the Securities and Exchange Commission on August 2, 2006
Registration No. 333-132321

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

LEXINGTON STRATEGIC ASSET CORP.
(Exact name of Registrant as specified in its governing instruments)

One Penn Plaza
Suite 4015
New York, New York 10119-4015
(212) 692-7200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
T. Wilson Eglin
Chief Executive Officer and President
Lexington Strategic Asset Corp.
One Penn Plaza
Suite 4015
New York, New York 10119-4015
(212) 692-7200
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

With copies to:

Mark Schonberger, Esq. Riverfront Plaza, East Tower 75 East 55th Street New York, New York 10022 (212) 318-6000	Daniel M. LeBey, Esq. Hunton & Williams LLP 951 E. Byrd Street Richmond, Virginia 23219-4074 (804) 788-8200
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       ☐
     If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.       ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of each class of securities	Aggregate	Amount of
to be registered	Offering Price (1)(2)	Registration Fee (3)
Common Stock, par value $0.0001 per share	$100,000,000	$10,700

(1)	Includes shares that the underwriters have the option to purchase from us to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Previously paid. Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2006
PRELIMINARY PROSPECTUS
Shares of Common Stock

     This is our initial public offering. No public market currently exists for our common stock .. We are offering shares of common stock, and shares of common stock are being offered by the selling stockholders described in this prospectus. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
     We currently expect the initial public offering price to be between $         and $  per share. We have applied to list our common stock on the Nasdaq Global Market (SM)  under the symbol “LSAC”.

     See “Risk Factors” beginning on page 20 of this prospectus for a discussion of risk factors relevant to an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders	$	$
     We have granted the underwriters an option to purchase up to an additional            shares of common stock from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus solely to cover over-allotments, if any. The underwriters are offering the shares of common stock covered by this prospectus as described in “Underwriting.”
     The underwriters expect to deliver the shares of common stock on or about      , 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY	WACHOVIA SECURITIES
The date of this prospectus is                      , 2006.

SUMMARY
     This is only a summary and does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus, including “Risk Factors,” our financial statements, unaudited pro forma financial information, and related notes appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock. In this prospectus, unless the context suggests otherwise, (i) references to “our Company,” “LSAC,” “we,” “our” and “us” mean Lexington Strategic Asset Corp. and all entities owned or controlled by us, and (ii) all references to “Lexington” in this prospectus mean Lexington Corporate Properties Trust (NYSE: LXP) and all entities owned or controlled by it, other than us but including our external advisor, LXP Advisory LLC, which we refer to as our “Advisor”. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase up to an additional shares of common stock from us and that the shares of common stock to be sold in this offering are sold at a price of $ , which is the midpoint of the range set forth on the front cover of this prospectus.
OUR COMPANY
     We are a recently formed real estate operating company created to capitalize on the use of net lease finance structures in non-traditional real estate sectors and property types. We are externally advised by a subsidiary of Lexington. See “—Our Advisor,” below.
     Our targeted investments include general use properties with private or middle market-type tenants that are either unrated or that have credit ratings below investment grade, special purpose properties, non-U.S. located properties with U.S. dollar denominated rent, and other specialized facilities or assets integral to the operations of our tenants. As of the date of this prospectus, we have not acquired any non-U.S. located properties or other specialized facilities or assets. By focusing on investments that require us to integrate fundamental real estate underwriting and tenant credit underwriting, we believe we will achieve higher average annual yields than those available from traditional net lease real estate investments. Our principal business objective is to maximize stockholder returns through a combination of capital appreciation, growth in both earnings and cash flow per share, and dividends.
     We are an indirect, taxable REIT subsidiary of Lexington, which was formed in October 1993 and is a self-managed, self-administered REIT. Lexington currently has 52 employees and is headquartered in New York, New York, with additional offices in Chicago, Illinois and Dallas, Texas. Lexington’s common shares, Series B preferred shares and Series C preferred shares are traded on the New York Stock Exchange under the symbols “LXP”, “LXP_pb” and “LXP_pc”, respectively. Lexington’s primary business is the acquisition, ownership and management of a geographically diverse portfolio of net lease office, industrial and retail properties. As of March 31, 2006, Lexington had ownership interests in 190 properties, including through unconsolidated joint venture investment programs and us, which were located in 39 states and The Netherlands and contained an aggregate of approximately 40.3 million net rentable square feet of space.
     On July 23, 2006, Lexington entered into a definitive Agreement and Plan of Merger with Newkirk Realty Trust, Inc., or NRT, a Maryland corporation, pursuant to which NRT will merge with and into Lexington. The merger is subject to numerous closing conditions and is expected to close in the fourth quarter of 2006.
     Private Offering/Contribution Transaction. We were organized as a Delaware corporation on August 24, 2005. On October 6, 2005, we completed an initial private offering of 6,738,000 shares of our common stock and raised net proceeds of approximately $61.6 million after deducting the initial purchaser’s discount and placement fee and other offering expenses. We refer to this transaction as our private offering.
     On October 24, 2005, in connection with the private offering, Lexington contributed to us its indirect ownership interests in four real estate assets and financing deposits at an asset value equal to Lexington’s book value before depreciation and amortization for three of the real estate assets and Lexington’s contract price for one of the real estate assets less the amount of mortgages that we assumed on three of the real estate assets. No appraisals were obtained by us on these real estate assets. In exchange, we issued to Lexington 3,319,600 shares of our common stock having an aggregate value of approximately $33.2 million based on the offering price in our private offering of $10.00 per share. We refer to this transaction as the contribution transaction. As of the date of this prospectus, Lexington beneficially owns approximately 32% of the fully diluted outstanding shares of our common stock. Lexington may be deemed a promoter of this offering. However, Lexington is not selling any of its common shares in this offering.
     We have filed a registration statement with respect to the resale of the shares issued in our private offering and in the contribution transaction as required by the terms of our private offering. See “Description of Capital Stock—Registration Rights.”

     Subsequent to our private offering and the consummation of the contribution transaction, we have:
•	acquired six additional properties for a total cost of approximately $57.0 million;

•	procured three non-recourse first mortgages each secured by one of our properties, in the aggregate original principal amount of $25.0 million with a weighted-average interest rate of 5.9%;

•	entered into one contract, which was assigned to us by Lexington, to acquire one additional property for a purchase price of approximately $24.1 million;

•	entered into 4 non-binding letters of intent for 9 additional potential investments for an aggregate purchase price of approximately $35.5 million; and

•	declared (i) a dividend of $0.02 per share to record holders of our common stock on February 9, 2006, which was paid on February 21, 2006, and (ii) a dividend of $0.03 per share to record holders of our common stock on May 18, 2006, which was paid on May 30, 2006. Each of these dividends is treated as a return of capital because, for SEC reporting purposes, we had a net loss due to the fact that we incurred significant depreciation and amortization expenses which are non-cash items.

OUR STRATEGY
     We target a spread of approximately 200 to 300 basis points between the average annual yield on potential acquisitions and the interest cost on our long-term, fixed rate financing, which, in the current market results in an average annual yield of between approximately 8% and 10% based on the current interest rate environment. We calculate average annual yields by dividing the average annual rent on a pre-tax basis, net of our portion of property level operating expenses, by the purchase price.
     We generally expect that upon our acquisition of these assets, the assets will either be subject to an existing long-term net lease or we will have arranged for a long-term net lease with the tenant or user that will be consistent with our leasing and management objectives. Whenever possible, we structure our net leases to include periodic rental rate escalations and to minimize our responsibility for capital improvements. Net leases are generally characterized as leases in which the tenant bears all or substantially all of the costs and/or cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance.
     We also intend to invest in other specialized facilities, as well as equipment integral to the operations of our tenants’ real estate, which we expect will be subject to net leases or other contracts and will provide us with an attractive return on our equity investment and accelerated depreciation, which may offset a portion of our taxable income.
     Targeted Investments. We target assets for investment that we believe are not being actively pursued by other net lease investors, and produce attractive unleveraged yields, including:
•	General Purpose Real Estate—office, retail, and industrial properties in the United States net leased to private and middle market type tenants, most of which are either unrated or have credit ratings below investment grade.

•	Special Purpose Real Estate—net lease special purpose properties in the United States, such as medical buildings, data centers, golf courses, theaters, hotels and auto dealerships.

•	Non-U.S. Net Lease Properties in the Americas—net lease properties in the Americas outside of the United States with rent payments denominated in U.S. dollars that are typically leased to U.S. companies.

•	Specialized Facilities—large scale facilities in the United States supported by net leases or other contracts where a significant portion of the facility’s value is in equipment or other improvements, such as manufacturing facilities, power generation assets and cell phone towers.

•	Integral Equipment—net lease equipment and major capital assets located on or within our real estate investments that are integral to our tenants’ operations and the real estate.
     As of the date of this prospectus, we have not yet acquired any non-U.S. net lease properties, specialized facilities or integral equipment.
     We believe that our strategy is complementary to Lexington’s core strategy of acquiring and owning general use real estate net leased to tenants with high-grade credit ratings. We benefit from the resources and experience of Lexington and its principals, which are available to us through our Advisor, in sourcing, underwriting, structuring and financing the acquisition and leasing of net lease assets. We believe that this experience provides us with investment opportunities as well as the underwriting capabilities that are critical in fully evaluating the types of assets in which we invest.
     Underwriting. We intensively evaluate the credit of the prospective tenants at the properties we acquire, as well as the residual value of the asset and the importance of the asset to the prospective tenant’s operations. Some of our tenants do not, and some of our prospective tenants may not, have a credit rating from one of the nationally recognized credit rating agencies. Our underwriting process seeks to assess and properly price these factors into the terms of our purchase contracts and leases. See “Our Business and Properties—Investment Process”.
     Debt Financing. We finance our real estate investments primarily with mortgage debt whose amortization, term and interest rate characteristics match the term and characteristics of the cash flows from the underlying investments. We finance our real estate investments with non-recourse mortgage debt that is generally fixed-rate in nature. We believe that long-term, non-recourse fixed-rate mortgage debt is the most effective way to limit our exposure to changes in interest rates. We expect our portfolio to be leveraged at an approximate loan-to-cost ratio, on average, of between 65% and 75%.

     Diversification. We may enter into joint ventures with other real estate operating companies (including entities affiliated with our Advisor), accredited individual investors, institutional investors, investment banks and certain tenants, which we believe may mitigate our risk in certain assets and increase our return on equity to the extent we earn management or other fees. We intend to diversify our portfolio by geographic location and by tenant industry segment.
COMPETITIVE STRENGTHS
     We believe we enjoy significant competitive strengths, including:
•	Experienced Management Team. Our executive officers, who are also the principal executives of our Advisor, have experience in the fields of real estate investing and finance, including significant experience in all aspects of net lease finance and acquisition, capital markets, transaction structuring and risk management, providing us with significant expertise in the key areas of our business.

•	Acquisition Network. From January 1, 2003 through December 31, 2005, Lexington acquired, for its own account or on behalf of its joint venture investment programs and one managed account, 106 properties with a gross investment value of more than $2.4 billion across a broad spectrum of transaction structures, tenant credit profiles, and asset types. Lexington has developed an extensive network of contacts with brokers, developers and other real estate operating companies that we believe will enable our Advisor to continue to source potential investment opportunities for us. To date, our Advisor has sourced investment opportunities for us exceeding $ in the aggregate.

•	High Targeted Returns. We target a spread of approximately 200 to 300 basis points between the average annual yield on our investment and the interest cost on our financing which, in the current market, results in an average annual yield of between approximately 8% to 10%. We expect these return targets to result in an attractive return on equity for our stockholders.

•	Attractive Lease Structures. We invest in assets subject to net leases and whenever possible, we structure our net leases to include periodic rental rate escalations and to minimize our responsibility for property level operating expenses and capital improvements.

•	Comprehensive Sale/Leaseback Financing. We believe that we are one of a few net lease real estate companies that can provide sale/leaseback financing as a comprehensive solution to financing all of a company’s key properties as well as provide financing on its integral equipment.

•	Capital Recycling. An important component of achieving our business objectives is the active management of our portfolio, which includes the opportunistic disposition of assets through outright sales or contributions to joint ventures that allow us to increase returns to our stockholders. We expect to recycle after-tax capital opportunistically and freely because we are organized as a taxable domestic corporation.

SUMMARY RISK FACTORS
     An investment in our common stock involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” beginning on page 20 of this prospectus before purchasing any shares of our common stock.
•	We have a limited operating history and we may not be able to successfully operate our business or generate sufficient revenue to pay our operating expenses or make distributions to our stockholders. Also, the operating results and financial data disclosed in this prospectus may not be useful in assessing our likely future performance.

•	If we are unable to complete the acquisition we have under contract and future acquisitions in a timely fashion or at all, our results of operations could be adversely affected.

•	We may not be successful in identifying investment opportunities that satisfy our investment criteria; therefore, investors may not be able to evaluate the economic merits of the investments we do make.

•	We did not obtain recent appraisals of the four real estate assets contributed to us by Lexington, and the consideration given by us in exchange for these contributed assets was not negotiated at arm’s length, may have exceeded fair market value or the value that would be determined by third-party appraisals and did not equal Lexington’s aggregate carrying value.

•	We are dependent upon our Advisor and certain key personnel of Lexington provided to us through our Advisor and may not be able to execute our business plan in the event that our Advisor terminates the advisory agreement or such key personnel are no longer available to us and we are unable to find suitable replacements for our Advisor or such personnel.

•	We may experience conflicts of interest with Lexington and its joint venture investment programs relating to investment opportunities and may be limited as to the types of investments we make by contractual restrictions on Lexington and our Advisor.

•	We will pay our Advisor substantial base advisory fees regardless of the performance of our portfolio and our operating partnership may make incentive distributions to our Advisor and our executive officers in their capacity as holders of Class B Units based on our portfolio’s performance, which may lead our Advisor to place emphasis on the maximization of revenues. This could result in increased risk to the value of the invested portfolio.

•	The terms of the advisory agreement with our Advisor make termination of the advisory agreement without cause or non-renewal of the advisory agreement difficult and costly for us.

•	The advisory agreement between our Advisor and us was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

•	We may change our operational policies and/or investment strategy without stockholder consent, which may subject us to different risks or riskier investments.

•	We have no established limits in our charter on the amount of indebtedness we may incur and we may incur significant debt to finance our investments, which may subject us to increased risk of loss.

•	Interest rate fluctuations may cause losses. We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan.

•	The assets in which we invest are subject to the credit risk of our tenants and in the event of default, we may not recover our full investment.

•	Our Advisor does not have experience in equipment leasing and has limited experience investing in foreign real estate.

•	Unlike a REIT, we are subject to corporate income tax, which may reduce the amount of funds we have to invest and pay to you as dividends and which exposes our stockholders to double taxation with respect to any dividends.

OUR ASSETS
     Portfolio.
     Current Portfolio. As of      , 2006, our portfolio consisted of ownership interests in the following properties:
Properties as of the date of this prospectus:

										Average
				Net						Annual
Location of	Nature of			Rentable		Capitalized		Estimated		Rent,		Initial		Average		Amount of
Facility;	Indirect		Base Lease	Square		Costs		NOI(4)		Net(5)		Capitalization		Annual		Mortgage	Interest
Tenant/Guarantor	Interest(1)	Type of Property	Expiration	Footage(2)		($000s)(3)		($000s)		($000s)		Rate(6)		Yield(7)		($000s)	Rate
Knoxville, Tennessee; Alstom Power, Inc.	Fee simple	General Use	Oct-2014	84,400		$12,249		$975		$1,154		8.0%		9.4%		$7,800	5.3%
Jacksonville, Florida; AmeriCredit Corp.	Fee simple	General Use	Jun-2011	85,000		$14,761		$1,357		$1,112		9.2%		7.5%		$5,805	5.1%
Tulsa, Oklahoma; Metris Companies, Inc.	Fee simple	General Use	Jan-2010	101,100		$13,873		$1,307		$1,307		9.4%		9.4%		$7,688	5.1%
Lavonia, Georgia; TI Group Automotive Systems, LLC	Ground Lease(8)	General Use	May-2020	133,200		$14,374		$1,200		$1,200		8.3%		8.3%		$10,037	5.5%
Omaha, Nebraska; InfoCrossing, Inc.	Fee simple	Special Purpose	Nov-2025	86,800		$12,914		$1,167		$1,167		9.1%		9.1%		$9,000	5.6%
Tempe, Arizona; InfoCrossing, Inc.	Ground Lease(9)	Special Purpose	Dec-2025	60,000		$12,196		$1,128		$1,128		9.3%		9.3%		$8,500	5.6%
Crossville, Tennessee; Dana Corporation	Fee simple	General Use	Aug-2016(10)	222,200		$7,439	(10)	$692	(11)	$692	(11)	9.4%		9.4%		$—	—
Oklahoma City, Oklahoma; American Golf Corporation	Fee simple	Special Purpose	Dec-2017	13,924	(12)	$5,260		$475		$475		9.0%		9.0%		$—	—
The Woodlands, Texas; Montgomery County Management Company, LLC	Fee simple	Special Purpose	Oct-2019	41,000		$10,010		$718		$807		7.2%		8.1%		$7,500	6.5%
Plymouth, Indiana; Bay Valley Foods, LLC	Fee simple	General Use	Jun-2015	300,500		$8,984		$763		$802		8.5%		8.9%		$—	—
Properties under contract:
Morris County, New Jersey; CAE, Inc.	Fee simple	Special Purpose	Aug-2021	75,700		$24,239	(13)(14)	$2,221	(13)	$2,306	(13)	9.2	%(13)	9.5	%(13)	$—	—

Total/Weighted-Average				1,203,824		$136,299		$12,003		$12,150		8.9%		8.8%		$56,330	5.5%

(1)	100% unless otherwise noted.
(2)	Approximate.
(3)	Includes (i) deferred tax liabilities of $112,600 (Knoxville, Tennessee), $104,000 (Jacksonville, Florida), $669,800 (Tulsa, Oklahoma), and $33,000 (Lavonia, Georgia); and (ii) estimated closing costs of $9,000 (Knoxville, Tennessee), $34,900 (Jacksonville, Florida), $14,000 (Tulsa, Oklahoma), $16,700 (Lavonia, Georgia), $64,400 (Omaha, Nebraska), $46,500 (Tempe, Arizona), $51,600 (Crossville, Tennessee), $9,500 (Oklahoma City, Oklahoma), $10,000 (The Woodlands, Texas), and $84,300 (Plymouth, Indiana).
(4)	Calculated by subtracting our portion of estimated property level expenses, if any, under the applicable lease from the tenant’s rent payment obligations for the period January 1, 2006 through December 31, 2006 and for the period July 1, 2006 through June 30, 2007 for the properties in Oklahoma City, Oklahoma, The Woodlands, Texas and Plymouth, Indiana.
(5)	Calculated by subtracting our portion of estimated property level expenses, if any, under the applicable lease from the rental income expected to be realized over the base term of the respective lease and is net of any amortization of above-market leases.
(6)	Calculated by dividing estimated net operating income by the capitalized cost.
(7)	Calculated by dividing the average annual rent, net by the capitalized cost.
(8)	We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease and payment of $10.00. We are not likely to exercise the purchase option until the tax abatement benefits expire in 2015.
(9)	Ground lease expires in December 2082 and requires current annual rent of $244,248, which is paid directly by the tenant.

(10)	An expansion of the property was completed on June 16, 2006.
(11)	Includes annual rent in the amount of $229,450 on the expansion which will commence on September 14, 2006. We are obligated to fund the costs for the construction of the expansion, in the approximate amount of $2.4 million, out of which $1.5 million was funded as of the date of this prospectus, and the balance of the original purchase price in an amount equal to $0.3 million when rent on the expansion commences on September 14, 2006. The balance of the costs for construction are expected to be funded in August 2006.
(12)	Consisting of golf cart garage and full service golf club.

(13)	Estimated.
(14)	Includes $95,000 of estimated closing costs.
     Additional Investments Under Review. As of the date this prospectus, we also have identified, through our Advisor, approximately           additional investments that are under preliminary consideration for potential investment for an aggregate purchase price of approximately $          , of which 9 properties representing an aggregate purchase price of approximately $35.5 million are under non-binding letters of intent. We have determined that, as of the date of this prospectus, these investments are not probable. Upon further due diligence or for other reasons, we may decide not to pursue or we may not be able to complete all or any of these transactions.
     For a more complete description of our assets, see “Description of Real Estate Assets.”

STRUCTURE
     We are a taxable domestic corporation. By organizing our company as a taxable domestic corporation, we have the flexibility to buy and sell properties freely, recycle our after-tax capital opportunistically and retain our earnings to grow our assets and our cash flow.
     We are externally advised by LXP Advisory LLC, an indirect subsidiary of Lexington. We believe that we will benefit from our Advisor’s significant experience in key areas of our business.
     We own all of our assets, and we expect to continue to own substantially all of our assets, through our operating partnership subsidiary, LSAC Operating Partnership L.P., which we refer to as our operating partnership or LSAC OP. We are the sole member of LSAC General Partner LLC, a Delaware limited liability company, which is the non-economic general partner of LSAC OP.
     The operating partnership structure enables us to acquire assets by issuing to a seller of real estate, as a form of consideration, limited partnership interests in LSAC OP, which we refer to as OP units. We believe that this structure provides us with capital raising flexibility, may provide a tax benefit for certain sellers and will preserve available cash for us. As of the date of this prospectus, we have not completed any transactions using this structure, although all of our investments are owned through LSAC OP.
     As of the date of this prospectus, (i) we directly hold 100% of the Class A limited partnership interests in LSAC OP, referred to as the Class A Units, (ii) our Advisor holds 60% of the Class B limited partnership interests in LSAC OP, referred to as the Class B Units, and (iii) our executive officers hold the remaining 40% of the Class B Units. The Class A Units are entitled to a proportionate share of the capital, profits and losses of LSAC OP, including distributions that will be equivalent to the dividends on our common stock. The Class B Units are only entitled to quarterly and annual incentive distributions based on our financial performance. See “—Our Advisor,” below. Payments of the Class B Unit distributions reduce cash available for distributions on our common stock. The holders of Class B Units, all of whom are listed in the table below, have no voting rights.

		Percentage of
		Class B
Name	Position with us	Units
E. Robert Roskind	Chairman and Director	8.0%
T. Wilson Eglin	Chief Executive Officer, President and Director	8.0%
Richard J. Rouse	Chief Investment Officer	7.2%
Patrick Carroll	Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer	6.0%
John B. Vander Zwaag	Executive Vice President	6.0%
Brendan P. Mullinix	Executive Vice President, Chief Operating Officer and Secretary	4.8%
LXP Advisor LLC		60.0%

     The following chart illustrates our organizational structure, including our subsidiaries, upon completion of this offering:1
Assuming the underwriters do not exercise their over-allotment option, the number of shares offered represents         % of our outstanding shares following the completion of the offering.

[1]	Lexington’s interests in the joint venture investment programs are as follows:
•	Lexington Acquiport Company, LLC: 33 1/3%

•	Lexington Acquiport Company II, LLC: 25%

•	Triple Net Investment Company LLC: 30%

•	Lexington/Lion Venture L.P.: 30%

OUR ADVISOR
     We are externally advised by LXP Advisory LLC, a direct subsidiary of Lexington Realty Advisors, Inc., or LRA, which, in turn, is a wholly-owned subsidiary of Lexington. Our Advisor was formed in September 2005. Our Advisor currently provides advisory and other services only to us. Our Advisor has no employees, does not have any independent officers and is entirely dependent on Lexington for resources to manage our day-to-day operations.
     Our investment committee consists of our senior officers, E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix, who are also senior officers of Lexington. Our investment committee has authority delegated to it by our board of directors to authorize transactions consistent with our investment guidelines. Pursuant to our investment guidelines, (i) our investment committee must approve all transactions, (ii) transactions with a purchase price in excess of $25.00 million must be approved by a majority of our board of directors and (iii) all related party transactions, if any, must be approved by a majority of the independent members of our board of directors.
     Lexington, through LRA, currently manages four unconsolidated joint venture investment programs: two programs with The Comptroller of the State of New York as Trustee of the Common Retirement Fund, or CRF; one program with an affiliate of Clarion Lion Properties Fund, or Clarion; and one program with the Utah State Retirement Investment Fund, or Utah. Only two of these joint venture investment programs, have remaining investment capacity and first offer rights. See “—Conflicts,” below.
     We believe that Lexington’s joint venture experience, which we will benefit from through our Advisor’s relationship with Lexington, demonstrates its ability to manage significant real estate assets and investment vehicles on behalf of institutional investors. Although these joint venture investment programs also invest in net lease real estate, we believe that a substantial portion of our targeted investments are different from the investments targeted by Lexington’s joint venture investment programs. See “—Conflicts,” below.

OUR ADVISORY AGREEMENT
     The advisory agreement between our Advisor and us requires our Advisor to manage our busi ness, assets and operations in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. Our Advisor is responsible for the purchase and sale of real estate and other assets and management of our real estate and other assets, including arranging for leases, maintenance, insurance, financing and asset management. Our Advisor is also responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our assets and operations as it deems to be appropriate in accordance with the terms and conditions of our advisory agreement. In connection with its activities, our Advisor works closely with our board of directors.
     The initial term of the advisory agreement expires on December 31, 2008, and the advisory agreement will be automatically renewed for successive one-year terms thereafter unless terminated by either our Advisor or us. We will be able to terminate the advisory agreement without cause only after December 31, 2008 and upon payment of a substantial termination fee.
     The following table summarizes the fees and other amounts payable to our Advisor and its affiliates.

Fee	Description and Method of Computation
Base advisory fee	1/12 of (i) 1.75% of the first $500.0 million of our equity, and (ii) 1.50% of our equity in excess of $500.0 million. For purposes of calculating the base advisory fee, our equity equals the month-end value, computed in accordance with GAAP, of our stockholders’ equity, adjusted to exclude the effect of any depreciation and amortization, unrealized gains, unrealized losses or other similar non-cash items. The base advisory fee is payable monthly in arrears in cash.

Incentive distributions (Class B Units)	Distributions by LSAC OP with respect to the Class B Units are in an amount equal to the product of (i) 25% of the dollar amount by which (a) pre-tax net income per share of common stock and OP units (other than Class B Units) (based on the fully diluted weighted average number of shares of common stock outstanding for such quarter), excluding the incentive distributions, plus all depreciation and adjusted for all other non-cash items, including straight line rent adjustment, for such quarter exceeds (b) an amount equal to (x) the weighted average of the offering price per share of common stock sold in our private offering and issued in the contribution transaction, the offering price per share of common stock sold in this offering, the offering prices per share of common stock in any subsequent offerings and the agreed upon value of OP units issued in connection with any acquisition multiplied by (y) the greater of (1) 2.25% and (2) 0.75% plus one fourth of the 10-year U.S. treasury rate (as defined on page 85) for such quarter, multiplied by (ii) the fully diluted weighted average number of shares of common stock outstanding during such quarter. For realized gains or losses, the amount of gain or loss shall be based on unadjusted book value. The distributions are payable quarterly in arrears in cash. The distributions will be reconciled in the last quarter of each fiscal year (or part thereof) to adjust for any aggregate overpayments or underpayments (prorated for any partial fiscal year) made to the holders of the Class B Units under the formula as if the calculations had been made for the operations of the entire fiscal year (or part thereof).

Termination fee	The termination fee will be payable only for termination without cause or non-renewal of the advisory agreement. The termination fee will be equal to four times the sum of the average annualized base advisory fee and incentive distribution for the 24-month period preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination or non-renewal. We have the right to redeem the Class B Units at no cost other than payment of the termination fee upon termination of the advisory agreement without cause. The termination fee is payable upon termination in cash. There will be no termination fee payable if the Advisor is terminated for cause or if our Advisor terminates the advisory agreement.
     Under the advisory agreement, our Advisor may engage its affiliates, including Lexington, to perform certain legal, accounting, due diligence, asset management, property management, brokerage, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf. Our Advisor’s affiliates, including Lexington, may be reimbursed or paid for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those that would be paid to outside professionals or consultants on an arm’s-length basis. In addition, our Advisor is reimbursed for any expenses incurred in contracting with third parties and for travel expenses. Our Advisor has agreed that for the initial 12-month period of the advisory agreement, our pro rata portion of such overhead expenses will not exceed $1.25 million, excluding any annual charges required under GAAP relating to the purchase of the

220,000 restricted shares by our executive officers for $110,000 pursuant to our equity incentive plan. Subsequent to the initial 12-month period, our independent directors will approve the amount we are paying for such services.
     For the period from August 24, 2005 (date of inception) to March 31, 2006, we incurred $0.8 million in base advisory fees, $0.1 million for reimbursable expenses incurred on our behalf and no incentive distribution. No incentive distribution is payable in connection with this offering. Our operating partnership will make incentive distributions only if pre-tax net income exceeds the threshold described in the table above.

CONFLICTS
Agreements Not Arm’s Length.
     The terms of our advisory agreement, equity incentive plan and other organizational matters, including the contribution transaction, were negotiated when T. Wilson Eglin, Chief Executive Officer, President and Chief Operating Officer of Lexington, was our sole director and Lexington was our sole stockholder. In addition, Lexington is the only member of our Advisor. As a result, these matters were not negotiated at arm’s length and their terms, including fees payable to our Advisor, incentive distributions to be made to the holders of the Class B Units and the value of the real estate assets contributed to us by Lexington in the contribution transaction, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.
Compensation Structure; Termination Fees.
     The management compensation structure that we have agreed to with our Advisor may cause our Advisor to invest in high risk investments. We will pay our Advisor substantial base advisory fees regardless of the performance of our portfolio. Our Advisor and our executive officers also own Class B Units, which entitles them to receive quarterly and annual cash distributions from our operating partnership based on financial performance. See “Our Advisor and the Advisory Agreement—Advisory Fees and Incentive Distributions.” In evaluating investments and other management strategies, this may lead our Advisor and our executive officers to place emphasis on the maximization of revenues at the expense of other criteria, such as preservation of capital.
     Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our invested portfolio.
     In addition, the terms of the advisory agreement make termination of the advisory agreement without cause or non-renewal of the advisory agreement difficult and costly for us. These terms, which are discussed in “Our Advisor and the Advisory Agreement —Term and Termination Rights,” increase the effective cost to us of terminating or electing not to renew the advisory agreement, thereby adversely affecting our ability to terminate our Advisor without cause, even if we believe the Advisor’s performance is not satisfactory.
Existing Joint Ventures with Exclusivity Provisions
     Lexington currently manages and invests in, and will continue to manage and invest in, other real estate-related investment entities. However, so long as the advisory agreement is in effect, Lexington has agreed not to raise, sponsor or advise any new investment fund or program, company or vehicle (including any REIT) that invests in assets similar to our targeted investments, unless such investment fund or program, company or vehicle agrees to be bound by Lexington’s conflicts policy, which requires that we be offered and turn down any investment meeting our investment criteria before Lexington or its affiliates may invest in such asset.
     Although a substantial portion of our targeted investments differ from the investments targeted by Lexington’s existing joint venture investment programs, we are not able to pursue any opportunity that meets the investment criteria set forth below unless the applicable exclusivity conditions have expired or Lexington’s joint venture partner elects not to approve the applicable joint venture investment program’s pursuit of such investment opportunity.
     Under the terms of Lexington’s active joint venture investment program with The Comptroller of the State of New York, as Trustee of the Common Retirement Fund, or CRF, Lexington is required to offer first to Lexington Acquiport Company II, LLC, or LAC II, 50% of Lexington’s opportunities to acquire office and industrial properties requiring a minimum investment of $15.0 million that are net leased to investment grade tenants for a minimum term of 10 years, are available for immediate delivery and satisfy other specified investment criteria. As of the date of this prospectus, LAC II has approximately $64.9 million of unfunded equity commitments and approximately $185.4 million of additional acquisition capacity assuming 65% loan-to-value financing. Since we are not targeting assets leased to investment grade tenants, we do not believe our investment objectives will be in direct conflict with LAC II’s investment objectives.
     Similarly, under the terms of Lexington’s joint venture investment program with the Utah State Retirement Investment Fund, or Utah, unless 75% of the aggregate equity commitment is funded (i.e., $91.1 million out of $121.4 million), Lexington is required to offer first to Triple Net Investment Company LLC, or TNI, all of Lexington’s opportunities to acquire certain office, bulk warehouse and distribution properties requiring an investment of $8.0 million to $30.0 million that are net leased to non-investment grade tenants for a minimum term of at least nine years and satisfy other specified investment criteria, subject also to Lexington’s obligation to offer such opportunity first to LAC II. As of the date of this prospectus, TNI has been funded with approximately 72% of the aggregate equity commitment, leaving approximately $35 million of unfunded equity commitments and approximately $100 million of additional acquisition capacity assuming 65% loan-to-value financing. TNI does not target special purpose properties, non-U.S. properties, specialized facilities or equipment.
Conflicts Policy
     In addition to the investments that Lexington is committed to offer first to its existing joint venture investment programs, it is possible that the investments we intend to pursue may overlap with the investment objectives of Lexington. Lexington has adopted a conflicts policy in an effort to provide fair treatment of Lexington and us with respect to investment allocation. Under the conflicts policy, to the extent that a specific investment opportunity, which is not otherwise subject to a first offer obligation to a joint venture, is determined to be suitable for and advantageous to Lexington and us, the investment opportunity will be allocated to us wherever reasonably practicable, for example if we have sufficient funds. Where full allocation is not reasonably practicable (for instance, if we do not have the capital to fully fund an investment), Lexington may allocate a portion of the investment to itself after determining in good faith that such allocation is fair and reasonable. Lexington will also apply the foregoing allocation procedures between us and any investment fund or program, companies or vehicles or other entities that it controls with which we have overlapping investment objectives. See “—Existing Joint Ventures with Exclusivity Provisions.”
Underwriters
Friedman, Billings, Ramsey & Co., Inc. is the book running managing underwriter and Wachovia Capital Markets, LLC is the co-lead managing underwriter in this offering.
Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in connection with our private offering and Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc., and/or one or more of its subsidiaries, purchased 2,982,850 shares of our common stock in that offering, currently representing approximately 29.0% of our outstanding shares of common stock.
From time to time, Wachovia Capital Markets, LLC provides investment banking and advisory services to Lexington. An affiliate of Wachovia Capital Markets, LLC was the arranger, and an affiliate of Wachovia Capital Markets, LLC is the agent and a lender under Lexington’s unsecured revolving credit facility. In addition, an affiliate of Wachovia Capital Markets, LLC has established a line of credit with an entity controlled by E. Robert Roskind, our Chairman, and a personal line of credit with Richard J. Rouse, our Chief Investment Officer. Finally, Wachovia Capital Markets, LLC is acting as Lexington’s financial advisor in connection with its pending merger with Newkirk Realty Trust, Inc.
See “Underwriting” for a discussion of potential conflicts of interest related to these relationships.

THE OFFERING

Common stock offered by us	shares(1)

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the completion of this offering	shares(1)(2)

Use of proceeds	We estimate that the net proceeds we will receive from the sale of shares of common stock in this offering will be approximately $ million after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase up to an additional shares of our common stock to cover over-allotment options, if any, our net proceeds will be approximately $ million. We will contribute the net proceeds from this offering to our operating partnership in exchange for an equal number of Class A Units. Our operating partnership expects to use the net proceeds to fund future acquisitions of our target investments and for working capital and general business purposes. We intend to invest the net proceeds of this offering temporarily in readily marketable interest-bearing securities until appropriate investments are identified and acquired. See “Use of Proceeds.” We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Proposed Nasdaq Global Market (SM) symbol	LSAC

(1)	Excludes up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Includes (i) 3,319,700 restricted shares of common stock outstanding prior to this offering held by Lexington, (ii) an aggregate of 220,000 restricted shares of our common stock outstanding prior to this offering held by our executive officers pursuant to purchases under our equity incentive plan, (iii) an aggregate of 15,752 shares of common stock granted to our independent directors pursuant to our equity incentive plan, and (iv) 6,738,000 shares of common stock sold in our private offering, including 100,000 shares of common stock sold to certain of our executive officers and 11,000 shares of common stock sold to our independent directors. If the underwriters’ over-allotment option is exercised in full, an aggregate of shares of common stock will be outstanding upon completion of this offering.
DIVIDEND POLICY
     As a taxable domestic corporation, we have no obligation to pay any dividends. While we intend to retain capital to originate new investments, service our debt, make additional investments in our properties and pay our operating expenses, we have established an initial dividend policy that targets distribution of approximately 20% to 40% of our after-tax cash flow, after any necessary capital reserves, payable quarterly. We declared a cash dividend of (i) $0.02 per share to holders of record of our common stock as of February 9, 2006, which was paid on February 21, 2006 and represented approximately 30% of our after-tax cash flow, after necessary capital reserves, if any, for the period ended December 31, 2005, and (ii) $0.03 per share to holders of record of our common stock as of May 18, 2006, which was paid on May 30, 2006 and represented approximately 40% of our after-tax cash flow; after necessary capital reserves, if any, for the quarter ended March 31, 2006. Each of these dividends is treated as a return of capital because, for SEC reporting purposes, we had a net loss due to the fact that we incurred significant depreciation and amortization expenses which are non-cash items.
     However, any determination to pay cash dividends, including the timing of the related record date and payment date, will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a taxable domestic corporation, we are not required to pay dividends to our stockholders the way we would be if we were a REIT.
     As a taxable domestic corporation, our dividends are eligible to qualify for the lower dividend tax rate applicable to regular dividends paid by a taxable domestic corporation, which is currently a maximum federal rate of 15% for persons taxed at individual rates who satisfy certain requirements. See “Federal Income Tax Considerations.”

     Our principal executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015. Our telephone number is (212) 692-7200. Our website is www.lsacorp.com. Our website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto.

SUMMARY SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     The following table presents summary selected historical consolidated financial information as of March 31, 2006 and December 31, 2005 and for the three months ended March  31, 2006 and the period from August 24, 2005 (date of inception) to December 31, 2005. The summary selected historical consolidated financial information presented below under the captions “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” has been derived from our audited consolidated financial statements with respect to information as of December 31, 2005 and for the period from August 24, 2005 to December 31, 2005 and from our unaudited consolidated financial statements with respect to information as of March 31, 2006 and for the three months ended March 31, 2006 and for the period from August 24, 2005 to March 31, 2006. In addition, since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus.

			For the
	For the Three		period from		For the
	Months		August 24, 2005		period from
	Ended		(date of inception)		August 24, 2005
	March 31, 2006		to March 31, 2006		(date of inception) to
	(unaudited)		(unaudited)		December 31, 2005
	($ in thousands, except per share data)
Consolidated Income Statement Data:
Gross revenue	$2,009		$3,121		$1,112
Expenses:
Interest and amortization expense	(499)		(800)		(301)
Depreciation and amortization expense	(1,238)		(2,081)		(843)
Net loss	(366	)(1)	(784	)(1)	(418	)(1)
Consolidated Balance Sheet Data (at period end):
Total assets	$145,944		145,944		$127,951
Mortgage notes payable	48,830		48,830		31,393
Other Data:
Loss per common share—basic and diluted	$(0.04)		$(0.10)		$(0.07)

(1)	Net loss is primarily due to depreciation and amortization expense which is a non-cash expense.

RISK FACTORS
     Investment in our common stock involves significant risks. Before making an investment decision, you should carefully consider the following risk factors in addition to the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Information.”
Risks Relating to Our Management
We are dependent upon our Advisor and certain key personnel of Lexington provided to us through our Advisor and may not be able to execute our business plan in the event that our Advisor terminates the advisory agreement or such key personnel are no longer available to us and we are unable to find suitable replacements for our Advisor or such personnel.
     We have no direct employees. All of our officers are employees of Lexington. We have no separate facilities and are completely reliant on Lexington, and specifically on our Advisor, which has significant discretion as to the implementation of our operating policies and strategies. Our Advisor, and not Lexington, is contractually obligated to provide services to us. We are subject to the risk that our Advisor will terminate the advisory agreement and that no suitable replacement will be found to manage us. We believe that our success depends to a significant extent upon the experience of certain of Lexington’s senior officers (E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix), whose continued service is not guaranteed. If our Advisor terminates the advisory agreement or key officers leave our Advisor or are otherwise no longer available to us and we are unable to find suitable replacements, we may be unable to execute our business plan.
There are conflicts of interest in our relationship with Lexington, its affiliates and our Advisor.
     Our Chairman and another member of our board of directors and each of our executive officers also serve as an officer and/or director/trustee of our Advisor, Lexington and/or other Lexington affiliates and, at the time of our formation when our advisory agreement, equity incentive plan, conflicts policy and other organizational matters, including purchases of restricted shares of our common stock by our executive officers under our equity incentive plan and the contribution transaction, were approved for us, Lexington was our sole stockholder. These matters were negotiated when T. Wilson Eglin, Chief Executive Officer, President and Chief Operating Officer and a Trustee of Lexington, was our sole director and were not negotiated at arm’s length. Therefore, their terms, including fees payable to our Advisor, incentive distributions to be made to the holders of Class B Units and the consideration paid by us in the contribution transaction, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may enter into transactions in the future with Lexington and its affiliates in accordance with Lexington’s conflicts policy described elsewhere in this prospectus. In addition, we have agreed to indemnify Lexington and our Advisor and their respective trustees/directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their respective duties, performed in good faith in accordance with and pursuant to the advisory agreement.
We may experience conflicts of interests with Lexington and its joint venture investment programs relating to investment opportunities and may be limited as to the types of investments we make by contractual restrictions with Lexington and our Advisor.
     Lexington currently manages and invests in, and will continue to manage and invest in, other real estate-related investment entities. In addition, our Chairman (E. Robert Roskind) and our other executive officers (T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix) also serve as officers and/or directors/trustees of these other entities. In particular, Lexington is currently in the process of making equity investments in a wide range of commercial real estate assets for itself and its affiliates.
     Although a substantial portion of our targeted investments differs from the investments targeted by Lexington’s existing joint venture investment programs, we will not be able to pursue any opportunity that meets the investment criteria set forth below unless the applicable exclusivity conditions have expired or Lexington’s joint venture partner elects not to approve the applicable joint venture investment program’s pursuit of such acquisition opportunity. Furthermore, Lexington may enter into additional joint venture investment programs with different acquisition parameters; however, so long as the advisory agreement is in effect, any additional joint venture investment programs may not compete directly with us, unless such joint venture investment program agrees to be bound by Lexington’s conflicts policy, which requires that we be offered and turn down any investment meeting our targeted investments before Lexington or its affiliates may invest in such asset.

     Under the terms of Lexington’s active joint venture investment program with CRF, Lexington is required to offer first to LAC II 50% of Lexington’s opportunities to acquire office and industrial properties requiring a minimum investment of $15.0 million that are net leased to investment grade tenants for a minimum term of 10 years, are available for immediate delivery and satisfy other specified investment criteria. As of the date of this prospectus, LAC II has approximately $64.9 million of unfunded equity commitments and approximately $185.4 million of additional acquisition capacity assuming 65% loan-to-value financing.
     Similarly, under the terms of Lexington’s joint venture investment program with Utah, unless 75% of the aggregate equity commitment is funded, Lexington is required to offer first to TNI all of Lexington’s opportunities to acquire certain office, bulk warehouse and distribution properties requiring an investment of $8.0 million to $30.0 million that are net leased to non-investment grade tenants for a minimum term of at least nine years and satisfy other specified investment criteria, subject also to Lexington’s obligation to offer such opportunity first to LAC II. As of the date of this prospectus, TNI has been funded with approximately 72% of the aggregate equity commitment, leaving approximately $35 million of unfunded equity commitments and approximately $100 million of additional acquisition capacity assuming 65% loan-to-value financing.
Lexington’s conflict policy may not appropriately address all conflicts between us and Lexington and may be altered with the approval of a majority of the independent members of our board of directors.
     In addition to the investments that Lexington is committed to offer first to its existing joint venture investment programs, it is possible that the investments we intend to pursue may overlap with the investment objectives of Lexington. Lexington has adopted a conflicts policy in an effort to provide fair treatment of Lexington and us with respect to investment allocation. Under the conflicts policy, to the extent that a specific investment opportunity, which is not otherwise subject to a first offer obligation to a joint venture, is determined to be suitable for and advantageous to Lexington and us, the investment opportunity will be allocated to us wherever reasonably practicable. Where full allocation is not reasonably practicable (for instance, if we do not have the capital to fully fund an investment), Lexington may allocate a portion of the investment to itself after determining in good faith that such allocation is fair and reasonable. Lexington will also apply the foregoing allocation procedures between us and any investment fund or program, companies or vehicles or other entities that it controls with which we have overlapping investment objectives.
     Lexington may nonetheless allocate investments potentially of value for us to Lexington or its affiliates under the conflicts policy. Lexington may also alter the conflicts policy at any time without notice to or input from our stockholders, provided a majority of the independent members of our board of directors approves such change. This may also cause us to forego desirable investment opportunities and subject us to the risk that we may be limited in our ability to refocus our investment strategy if needed. See “Certain Relationships, Related Party Transactions and Conflicts — Existing Joint Ventures with Exclusivity Provisions.”
We pay our Advisor substantial base advisory fees regardless of the performance of our portfolio and our operating partnerships may make incentive distributions to our Advisor and executive officers in their capacity as holders of Class B Units based on our portfolio’s performance, which may lead our Advisor to place emphasis on the near-term maximization of our revenues and profits. This could result in increased risk to the value of the invested portfolio.
     The management compensation structure that we have agreed to with our Advisor may cause our Advisor to invest in high risk investments. We pay our Advisor substantial base advisory fees regardless of the performance of our portfolio. Our Advisor and our executive officers also own Class B Units, which entitle them to receive quarterly and annual cash incentive distributions from our operating partnership based on our financial performance. See “Our Advisor and the Advisory Agreement—Advisory Fees and Incentive Distributions.” In evaluating investments and other management strategies, this may lead our Advisor and our executive officers to place emphasis on the near-term maximization of revenues and profits at the expense of other criteria, such as preservation of capital. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our invested portfolio.
     For the period from August 24, 2005 (date of inception) to December 31, 2005, we paid our Advisor $0.4 million in base advisory fees despite the fact that we experienced a net loss of $0.4 million during the same period. For the period from August 24, 2005 (date of inception) to March 31, 2006, we paid our Advisor $0.8 million in base advisory fees despite the fact that we experienced a net loss of $0.8 million during the same period. A contributing factor to the net loss for both periods is due to depreciation and amortization expense which is a non-cash expense.

The terms of the advisory agreement with our Advisor make termination of the advisory agreement without cause or non-renewal of the advisory agreement difficult and costly for us.
     We may terminate the advisory agreement without cause only after the completion of the initial term of the advisory agreement on December 31, 2008. We must give our Advisor 180 days prior notice of any such termination and must pay a substantial termination fee, within 90 days of termination, equal to four times the sum of the average annualized base advisory fee and incentive distributions paid to holders of Class B Units for the 24-month period preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. We also must pay the termination fee if we fail to renew the advisory agreement upon expiration of the term. In addition, following any termination of the advisory agreement, we must pay our Advisor all compensation accruing to the date of such termination. If the advisory agreement is terminated by us for cause, the aggregate redemption amount for all Class B Units shall be $100. These provisions increase the effective cost to us of terminating or electing not to renew the advisory agreement, thereby adversely affecting our ability to terminate our Advisor without cause, even if we believe the Advisor’s performance is not satisfactory.
Our board of directors has approved very broad investment guidelines for our Advisor and does not approve each investment decision made by our Advisor, which may result in our Advisor making investments that are not in the best interests of our stockholders.
     Our Advisor is authorized to follow very broad investment guidelines and has great latitude within those guidelines in determining which assets are proper investments for us. The investment guidelines provide that: (i) no investment may be made that would cause us to be regulated as an investment company under the Investment Company Act of 1940; (ii) no more than 20% of our equity, determined as of the date of acquisition of investment, may be invested in any single asset; (iii) the loan-to-value ratio on our portfolio may not exceed 75% of the total purchase price of the assets in our portfolio, depending on the characteristics of our portfolio; (iv) we may not co-invest with our Advisor or any of its affiliates unless our investment committee determines that (1) the co-investment is otherwise in accordance with these investment guidelines and (2) the terms of the co-investment are at least as favorable to us as to our Advisor or the affiliate (as applicable) making such co-investment; (v) no more than 20% of our equity, determined as of the date of an investment, may be invested in assets located outside of the United States; and (vi) no more than 20% of our equity, determined as of the date of an investment, may be invested in equipment assets.
     Before we engage in any transaction, we must obtain our investment committee’s approval. Upon the approval of our investment committee, our Advisor may engage in transactions for investments meeting these guidelines without the approval of our board of directors if such transaction or series of related transactions have a purchase price less than $25.0 million. Our Advisor is required to seek the approval of a majority of our board of directors before it engages in a transaction or series of related transactions with a purchase price in excess of $25.0 million. Our Advisor is also required to seek the approval of a majority of the independent members of our board of directors for: (i) any transaction that would involve the acquisition by us of an investment in which our Advisor or any of its affiliates has an ownership interest, or the sale by us of an investment to our Advisor or any of its affiliates, (ii) any investment by us entered into with our Advisor or any of its affiliates, and (iii) any circumstances where our Advisor is subject to an actual or potential conflict of interest because it manages both us and another person with whom we have a contractual relationship.
     Our board of directors will periodically review our investment guidelines and our investment portfolio. However, our board of directors will not review each proposed investment. In addition, in conducting periodic reviews, our board of directors will rely primarily on information provided to it by our Advisor. Furthermore, transactions entered into by our Advisor may be difficult or impossible to unwind by the time they are reviewed by our board of directors. As a result, our Advisor may make investments on our behalf that are not in the best interests of our stockholders.
We may change our operational policies and/or investment strategy without stockholder consent, which may subject us to different risks or riskier investments.
     Our board of directors determines our operational policies and investment strategy and may amend or revise our policies and/or strategy, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of or notice to our stockholders. Although we have no present intention to do so, we could amend or revise our policies and/or strategy, which could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in our investment strategy may increase our exposure to interest rate and real estate market fluctuations. Operational policy changes or completion of transactions that deviate from these policies could adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

Risks Related to Our Business
We have a limited operating history and we may not be able to successfully operate our business or generate sufficient revenue to pay our operating expenses or continue to make distributions to our stockholders. Also, the operating results and financial data in this prospectus may not be useful in assessing our likely future performance.
     We were recently organized and we have a limited financial and operating history on which you can evaluate our ability to successfully and profitably operate our business. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that you could lose all or substantially all of your investment. There can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses or make future dividends to our stockholders.
     In addition, our future operating results and financial data may vary materially from the operating results, financial information and data contained in this prospectus because of a number of factors, including substantial increases in our overhead, payment of corporate income tax, compliance with the Sarbanes-Oxley Act of 2002, and enhanced audit requirements with respect to our company and our properties, including properties we may acquire in the future. Consequently, the operating results, financial information and data contained in this prospectus, which do not include, among other things, any incentive distributions to be paid to holders of the Class B Units, may not be useful in assessing our likely future performance.
We may not be successful in identifying investment opportunities that satisfy our investment criteria; therefore, investors may not be able to evaluate the economic merits of the investments we do make.
     As of the date of this prospectus, we have a limited number of assets. Even if we acquire the property under contract described in this prospectus (with respect to which there is no guarantee that we will consummate the acquisition of such property), we will not have committed all of the remaining proceeds of our private offering or any of the net proceeds of this offering to additional investments. As a result, investors will not be able to evaluate the economic merits of any additional investments we make with our net proceeds.
     Until we identify additional investments consistent with our investment criteria, we intend to invest the uncommitted net proceeds of this offering in short-term investments that are expected to provide a lower return than we hope to achieve from our intended primary investments. We cannot assure you that we will be able to continue to identify properties or investments that meet our investment criteria, that we will be successful in completing any future acquisitions we identify or that any acquisition we complete or investment we make using the net proceeds of this offering will yield the anticipated returns on our investment. We may not be able to invest the uncommitted net proceeds from this offering on favorable terms, or at all, which could delay receipt by our stockholders of future returns on their investment. Moreover, our Advisor has broad authority to invest the net proceeds of this offering on our behalf.
We may incur significant debt to finance our investments, which may subject us to increased risk of loss.
     We expect to incur additional indebtedness (secured and unsecured) in furtherance of our activities. Our charter and bylaws do not limit the amount of indebtedness that we or our operating partnership may incur. In addition, we do not have a policy limiting the amount of debt that we may incur, although we do not expect our total debt-to-total assets ratio, including our pro rata share of joint venture debt, if any, to exceed 75%. Accordingly, our Advisor, management and board of directors have discretion to increase the amount of our outstanding debt at any time without approval by our stockholders. As of the date of this prospectus, we have approximately $56.3 million of secured indebtedness with a weighted-average interest rate of approximately 5.5%, and no unsecured indebtedness, and our total debt-to-capitalized cost ratio is approximately 50%. Incurring indebtedness subjects us to many risks, including the risks that:
•	our cash flow from operations will be insufficient to make required payments of principal and interest resulting in the loss of some or all of our assets to foreclosure or sale in order to satisfy our debt obligations;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations and capital expenditures, future business opportunities, dividends to stockholders or other purposes;

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced;

•	the use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our common stock if an investment in our company is perceived to be more risky than an investment in our peers; and

•	for tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.
Interest rate fluctuations may cause losses.
     Our primary interest rate exposures will relate to variable-rate debt that we may incur. The level of our variable-rate indebtedness, along with the interest rate associated with such variable-rate indebtedness, may change in the future and materially affect our interest costs and net income. As of the date of this prospectus, we have no variable-rate indebtedness. In addition, our interest costs on our fixed-rate indebtedness could increase if we are required to refinance our fixed-rate indebtedness at maturity at higher interest rates.
     Balloon payment amounts on all existing mortgages are due in 2015 through 2020. Balloon payments aggregating $18.1 million, having a weighted average interest rate of 5.2%, are due in 2015; balloon payments aggregating $14.7 million, having a weighted average interest rate of 5.6% are due in 2016; a balloon payment of $6.7 million, having an interest rate of 6.5%, is due in 2019; and balloon payments aggregating $5.9 million, having an interest rate of 5.5%, are due in 2020.
We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan.
     We finance our real estate assets, and intend to finance future real estate assets, over the long-term primarily through individual fixed-rate non-recourse first mortgage financing. We intend to finance our investments in equipment using variable-rate financing products when fixed-rate financing products are not appropriate. Our ability to execute this strategy will depend on various conditions in the debt and capital markets which are beyond our control, including liquidity constraints. We cannot assure you that these markets will remain an efficient source of long-term financing for our assets. Furthermore, while we intend to enter into a revolving credit facility after the completion of this offering, we cannot provide assurances as to the size or terms of such a credit facility. Failure to obtain this financing could impede our ability to grow and develop our business plan.
We may not be successful in implementing our growth strategy because we may have difficulty finding investments, negotiating with tenants or lessees or securing acceptable financing, which may impede our growth.
     Our plan to grow through the acquisition and development of real estate, real estate related assets and specialized facilities could be adversely affected by trends in the real estate and financing businesses. The consummation of any future acquisitions will be subject to satisfactory completion of our extensive valuation analysis and due diligence review and the negotiation of definitive documentation. We cannot assure you that we will be able to implement our strategy because we may have difficulty finding investments, negotiating with sellers, tenants or lessees or securing acceptable financing. If we are unable to carry out our strategy, our growth could be adversely affected.
     Acquisitions of investments entail the risk that investments will fail to perform in accordance with expectations, including operating and leasing expectations. In addition, redevelopment and new project development are subject to numerous risks, including risks of construction delays, cost overruns or force majeure events that may increase project costs, new project commencement risks such as the receipt of zoning, occupancy and other required governmental approvals and permits, and the incurrence of development costs in connection with projects that are not pursued to completion.
There are risks involved in single tenant leases.
     We focus our real estate acquisition activities on real properties that are net leased to single tenants. Our tenants may experience a downturn in their businesses, which may weaken their financial condition, result in their failure to make timely rental payments or result in a default under their lease. In particular, local economic conditions and factors affecting the industries in which our tenants operate may affect our tenants’ abilities to make lease payments to us. We cannot assure you that our tenants will not default on their leases or fail to make rental payments to us. Moreover, we may be unable to locate a replacement tenant in a timely manner or on comparable or better terms if a tenant defaults on its lease. The financial failure of, or other default by, a single tenant under its lease and our inability to replace such tenant, could decrease the value of that property, could cause a significant decrease in our revenue and could adversely affect our ability to meet our financial obligations.

     One of our tenants, Dana Corporation, filed for Chapter 11 bankruptcy protection on March 3, 2006. Dana Corporation currently occupies 222,200 rentable square feet at our unleveraged property in Crossville, Tennessee, which we acquired in January 2006. Dana Corporation leases 100% of the facility under the terms of a net lease through August 2016. Current annualized rent is approximately $458,000, which increases to approximately $692,000 on September 14, 2006, and, at such time, annualized rent will equal approximately 7% of our average annualized net rent. Rent is payable in arrears on the 1st day of each month. As of the date of this prospectus, Dana Corporation is current in its payment obligations under the lease. We are closely monitoring its status.
     Should Dana Corporation be successful in making a motion to reject its lease and the property becomes vacant, it would result in a significant decrease in our rental revenue, and we cannot predict if or when we would be able to re-lease the property or negotiate the terms of any new lease. If we are unable to re-lease promptly or if any new rental rates are significantly lower than Dana Corporation’s current rent, our revenue may decrease significantly.
We may experience concentration of credit risk if a tenant represents a significant percentage of our rental revenues.
     We seek to reduce operating and leasing risks through diversification achieved by the geographical distribution of our properties, avoiding dependency on a single property and the credit worthiness of its tenants. However, since we have a limited number of assets, the event of a default by a tenant that represents a significant percentage of our rental revenues could decrease the value of that property, could cause a significant decrease in our revenue and could adversely affect our ability to meet our financial obligations.
     For the period from inception (August 24, 2005) to March 31, 2006, the following tenants represented 10% or greater of the rental revenues:

Alstom Power, Inc.	22%
AmeriCredit, Corp.	21%
Infocrossing, Inc.	21%
Metris Companies, Inc.	18%
TI Group Automotive Systems, LLC	16%
Our tenants may conduct activities at our properties that reduce the value of our properties.
     Because we have limited control over the operations and activities of our tenants, they may conduct certain activities that damage the space they lease at our property or cause the property to be viewed in a negative light. These activities could reduce the value of the properties in which they lease space, which could reduce the value of our investment, impair our ability to repay debt on the properties or render it more difficult for us to sell the property or re-lease the space to a different tenant.
Our real estate investments are subject to risks particular to real property.
     We own real estate directly. Real estate is subject to various risks, including:
     (i) adverse changes in national, state and local economic conditions,
     (ii) adverse real estate conditions, such as an oversupply of, or a reduction in, demand for real estate space in the area,
     (iii) the perceptions of tenants and prospective tenants of the convenience, attractiveness and safety of our properties,
     (iv) competition from comparable properties,
     (v) the occupancy rate of our properties,
     (vi) the ability to collect rent from tenants on a timely basis,
     (vii) the effects of any bankruptcies or insolvencies of major tenants,
     (viii) the expense of re-leasing space,

     (ix) changes in interest rates and in the availability, cost and terms of mortgage funding,
     (x) the impact of present or future environmental legislation and compliance with environmental laws,
     (xi) the cost of compliance with the Americans with Disabilities Act of 1990,
     (xii) adverse changes in governmental rules and fiscal policies,
     (xiii) acts of nature, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses),
     (xiv) acts of terrorism or war or civil unrest, and
     (xv) adverse changes in zoning laws.
     If any of these or similar events occurs, it could reduce our return from an affected property and reduce or eliminate our ability to make distributions to stockholders.
Our Advisor has limited experience investing in foreign real estate and foreign real estate is subject to risks and uncertainty.
     We may invest in real estate located outside the United States. Our Advisor has limited experience investing in foreign real estate. Investing in real estate located in foreign countries creates risks associated with the uncertainty of foreign laws and markets including, without limitation, laws respecting foreign ownership, the enforceability of loan documents and foreclosure laws. Moreover, investments in foreign real estate are subject to currency conversion risks. In addition, income from investment in foreign real estate may be subject to tax by foreign jurisdictions, which would reduce the economic benefit of such investments.
We may become subject to significant unexpected liabilities related to the properties we acquire that are not discovered during our due diligence process, and, therefore, our properties may not meet projections.
     To the extent that we, or any third parties we engage to assist us, underestimate or fail to identify risks and liabilities associated with the properties that we acquire, we may incur unexpected liabilities or fail to perform in accordance with our projections. If we do not accurately assess the value of and liabilities associated with a property prior to its acquisition, we may pay a purchase price that exceeds the fair value of the property. As a result, we may have to record material impairments to the real estate, goodwill and other intangible assets, which could result in significant charges in future periods. These charges, in addition to the financial impact of significant liabilities that we may assume and our overpayment for the property, could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.
     As our due diligence processes may not identify all risks and liabilities associated with the properties we acquire, our investments may suffer significant adverse financial results or may fail. Furthermore, the representations and warranties we obtain from the sellers of our properties may not cover the particular issue resulting in our loss. Even if the issue resulting in our loss is associated with a breach of a representation and warranty made by the seller, we may still be unable to recover from the seller if we bring the claim after a certain period of time following the closing of the transaction or if the seller is financially incapable of settling the matter or for other reasons. Pursuing an action against a seller would most likely take a long period of time, divert management’s attention and result in significant legal and other fees. A failure to reveal a liability or weakness of a targeted property and failure to recover any of our losses could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.
We may make errors in analyzing the credit data of our tenants.
     As of the date of this prospectus, seven of our ten properties are leased to tenants that do not have a publicly available credit rating. We expect that a portion of our future properties will be leased to tenants who do not have publicly available credit ratings. For some of these tenants, we prepare an internally generated credit analysis after a review of available financial data. We may misinterpret or incorrectly analyze both publicly available credit ratings and internally generated data. These mistakes may, in part, lead us to make investments we would not have otherwise made and may ultimately result in losses on one or more of our investments. In addition, a portion of one or more of our properties may be leased to, or have leases guaranteed by, companies whose credit rating is below investment grade. As of the date of this prospectus, 100% of our average annualized rents are derived from below investment grade or unrated tenants. Any tenant failures to make lease payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and, particularly in the case of a large tenant, in material losses to us and adversely affect our ability to make distributions to our stockholders or otherwise operate our business.
An uninsured loss or a loss that exceeds the insurance policies on our properties could subject us to lost capital or revenue on those properties.
     Under the terms and conditions of the leases on our properties, tenants are generally required to indemnify and hold us harmless from liabilities resulting from injury to persons and contamination of air, water, land or property, on or off the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct by us or our agents. Additionally, tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies issued by companies acceptable to us. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas.
     All of these policies may involve substantial deductibles and certain exclusions. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the insurance policies noted above or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.
Our Advisor does not have experience in equipment leasing.
     We may invest in equipment integral to the businesses of our tenants (for example, infrastructure and building systems, such as batteries, HVAC, generators, UPS systems, mechanical equipment and cooling towers, affixed to the improvements or necessary for their operation) and special facilities that are comprised mainly of equipment (such as manufacturing facilities, power generation assets and cell phone towers). Our Advisor does not have experience in acquiring, leasing and managing such assets. As a result, we cannot assure you that we will be able to realize the benefits of any equipment acquisition, including accelerated depreciation.
There are risks involved in the equipment leasing business.
     We intend to focus our equipment leasing activities on equipment integral to the businesses of our tenants and specialized facilities that are comprised mainly of equipment. Risks inherent in the equipment leasing business include (i) changes in economic conditions, including fluctuations in demand for equipment, interest rates and inflation rates, (ii) the quality of the equipment we acquire and lease, (iii) the continuing strength of the equipment manufacturers, (iv) the timing of equipment purchases and our ability to forecast technological advances, (v) technological and economic obsolescence, (vi) defaults by lessees or borrowers, and (vii) increases in our expenses, including labor, tax and insurance expenses.
We are subject to significant competition and we may not have the resources to compete successfully.
     We are subject to significant competition in seeking investments. There are numerous commercial developers, real estate companies, financial institutions, insurance companies, pension funds, private companies, individuals and other investors with whom we compete in seeking properties for acquisition and tenants who will lease space in our properties. Furthermore, the equipment leasing business is highly fragmented and competitive. We compete with a large number of national, regional and local banks, savings banks, leasing companies and other financial institutions; captive finance and leasing companies affiliated with major equipment manufacturers; and other sources of equipment lease financing, including publicly-offered partnerships.
     Many of our competitors are substantially larger, more experienced and have considerably greater financial, technical and marketing resources than either we or our Advisor. Competition with these entities may delay investment of our capital, reduce the creditworthiness of potential lessees to which we have access, result in us paying higher prices for investments we wish to acquire or in leasing our assets to lessees under terms and conditions less favorable to us than anticipated or desired, or decrease our yields. For example, some of our competitors may have a lower cost of funds and better access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases at rates which are less than ours, potentially forcing us to lower our rates or lose potential lessees.
There are uncertainties relating to lease renewals and re-letting of space.
     Upon the expiration of leases for space located in properties we may acquire, we may not be able to re-let all or a portion of that space, or the terms of re-letting (including the cost of concessions to tenants and any tenant improvement allowances we may offer) may be less favorable to us than current lease terms. If we are unable to re-let promptly all or a substantial portion of the space located in our properties or if the rental rates we receive upon re-letting are significantly lower than current rates, our net income, if any, revenues and ability to make expected distributions to our stockholders will be adversely affected due to the resulting reduction in rent receipts and increase in our property operating costs. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases.
Our ability to change our portfolio is limited because real estate and equipment investments are illiquid.
     Equity investments in real estate and equipment are relatively illiquid and, therefore, our ability to change our portfolio promptly in response to changed conditions will be limited. We may encounter difficulty in disposing of properties when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our properties or equipment investments, our ability to sell these properties or equipment investments and the prices we receive on their sale will be affected by the number of potential buyers, the number of competing properties on the market and other market conditions, as well as whether the property is leased and if it is leased, the terms of the lease. As a result, we may be unable to sell our properties or equipment investments for an extended period of time without incurring a loss, which could adversely affect our financial condition, results of operations and liquidity.
We did not obtain recent appraisals of the four real estate assets contributed to us by Lexington, and the consideration given by us in exchange for these contributed assets was not negotiated at arm’s length, may have exceeded fair market value or the value that would be determined by third-party appraisals and did not equal Lexington’s aggregate carrying value.
     We did not obtain any recent third-party appraisals of the four real estate assets contributed to us by Lexington and we did not obtain any independent third-party valuations or fairness opinions in connection with the contribution transaction. The amount of consideration to paid by us in the contribution transaction with respect to the real estate asset located in Jacksonville, Florida does not equal Lexington’s carrying value at the date of contribution. In addition, the contribution transaction was negotiated when T. Wilson Eglin, Chief Executive Officer, President and Chief Operating Officer of Lexington, was our sole director and Lexington was our sole stockholder and, therefore, was not negotiated at arm’s length. It is possible that the consideration we paid for the real estate assets in the contribution transaction exceeded their fair market value and that we could realize less value from these assets than we would have if the assets had been acquired after arm’s length negotiation or if we had obtained independent appraisals for these assets.
We obtained limited representations and warranties from Lexington for the properties that it contributed to us in the contribution transaction, and we may have no, or may choose not to pursue, claims against Lexington.
     The contribution agreement for the interests in the properties contributed by Lexington to us in the contribution transaction contains limited representations and warranties, including that:
•	Lexington holds title to the contributed asset free and clear of any encumbrances;

•	Lexington, directly or indirectly, owns 100% of each property owner;

•	Lexington has not, directly or indirectly, transferred, pledged or otherwise disposed of any interest in a property owner;

•	There are no outstanding options or other commitments to which Lexington is a party to providing for the sale or other disposition or encumbrance of any interest in a property owner;

•	Lexington has the right, power and capacity to transfer the interests in the property owner;

•	The property owners are the sole owners of the contributed assets and do not own any other assets and have not engaged in any other business other than the ownership of the contributed assets;

•	There is no action pending or threatened against a contributed asset or property owner;

•	The leases encumbering the contributed assets are not in default and the obligations of the landlord have been performed in full;

•	There are no liabilities of the property owners or the contributed assets other than real estate taxes not yet due and payable, obligations under any mortgage loan or lease encumbering the contributed assets, trade payables or applicable law, and certain permitted obligations; and

•	There has been no release of hazardous substances in violation of an environmental law.
     As a result, we may have limited or no, or may choose not to pursue, recourse against Lexington. There could be unknown liabilities with respect to the properties contributed by Lexington to us and we may be unable to recover from Lexington any losses resulting from these liabilities.

Our ability to make expected distributions may be adversely affected by our compliance with the Americans with Disabilities Act of 1990.
     Our properties will be required to meet federal requirements related to access and use by disabled persons as a result of the Americans with Disabilities Act of 1990. In addition, a number of additional federal, state and local laws may require modifications to any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Noncompliance with these laws or regulations could result in the imposition of fines or awards of damages to private litigants. Additional legislation could impose additional financial obligations or restrictions with respect to access by disabled persons. If required changes involve greater expenditures than we currently anticipate, or if the changes must be made on a more accelerated basis, our ability to make expected distributions to our stockholders could be adversely affected.
We may become subject to unexpected liabilities, including fines and penalties, relating to environmental matters, and the value of our properties may be diminished by the presence of hazardous or toxic substances on such properties.
     Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, we, as an owner of real property, may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under our properties, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and our liability therefor could exceed the value of the property and/or our aggregate assets. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent that property or to borrow using that property as collateral, which, in turn, would reduce our revenues and ability to make distributions.
     A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances or other contaminants that have or may have emanated from other properties. Although tenants under net leases are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of any of our tenants to satisfy any obligations with respect to the property leased to that tenant, including indemnification obligations, if any, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.
     From time to time, in connection with the conduct of our business, and prior to the acquisition of any property from a third party or as may be required by our financing sources, we intend to authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our properties. There can be no assurance, however, that the environmental reports will reveal all environmental conditions at our properties or that the following will not expose us to material liability:
•	the discovery of previously unknown environmental conditions;

•	changes in law;

•	activities of tenants; or

•	activities relating to properties in the vicinity of our properties.
     Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.
Our properties may contain asbestos or contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.
     Certain of our properties and the properties we may acquire in the future may contain asbestos. The presence of asbestos could require us to undertake a costly remediation program to contain or remove the asbestos from the affected property or cause us to adopt an operations and maintenance plan. The presence of significant amounts of asbestos could expose us to liability from our tenants, employees of our tenants and others if health concerns arise.

     When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. The presence of significant mold could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.
In the event we are unable to pay dividends, the market price of our common stock would likely decline. We may also elect to retain profits for future operations which could negatively impact returns to stockholders and the market price of our common stock.
     Our ability to pay future dividends may be adversely affected by the risks described in this prospectus. All dividends will be paid at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We cannot assure you that we will be able to pay dividends in the future. Our ability to pay dividends to our stockholders is based on many factors, including the following:
•	actual results of operations;

•	restrictions under Delaware law;

•	the timing of the investment of our equity capital;

•	our financial condition;

•	debt service requirements;

•	capital expenditure requirements;

•	our operating expenses;

•	advisory fees and incentive distributions;

•	our ability to complete acquisitions or investments on favorable terms or at all;

•	our success in negotiating favorable lease terms; and

•	our tenants’ ability to perform under their leases.
     We also cannot assure you that we will pay future dividends or that, in the event we pay dividends, the level of our dividends will increase over time or that the receipt of rental revenue in connection with future acquisitions of properties will increase our cash available for dividends to stockholders. Our board may elect to retain any profits from operations to fund future operations and growth of the business. In the event of defaults or lease terminations by our tenants, lease payments could decrease or cease, which would result in a reduction in cash available for dividends to our stockholders. Also, because we are not a REIT, we must pay corporate level tax, which will reduce funds that are available to pay dividends to our stockholders. In the event we are unable or elect not to pay dividends, the market price of our common stock would likely decline.
Risks Related to Our Organization and Structure
The interests of Lexington, as a significant stockholder, and its affiliates, including our Advisor, may conflict with the interests of our other stockholders, and Lexington could act in a manner that is detrimental to our other stockholders.
     As of the date of this prospectus, Lexington controls approximately 32% of our outstanding common stock on a fully diluted basis. We have also granted Lexington an option, so long as the advisory agreement is in effect, to participate in future equity offerings in order to maintain up to a 25% beneficial ownership of us. Our senior officers also serve as senior officers of Lexington and certain of our affiliates including our Advisor and two of our directors, E. Robert Roskind and Richard J. Rouse, also serve as trustees of Lexington. Lexington and its affiliates currently manage and invest in, and will continue to manage and invest in, other real estate-related investment entities. These relationships may cause Lexington to have interests that differ from that of our other stockholders, and Lexington may accordingly vote as a stockholder in ways that may not be consistent with the interests of our other stockholders. For example, Lexington may have different objectives regarding director nominees, significant acquisitions and related financings and significant dispositions, to the extent a stockholder vote is required to effectuate these actions. This significant voting influence over all matters on which stockholders may vote may have the effect of delaying, preventing or deterring a change in control of us, or could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us.
Some provisions of our charter and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price, and may make it more difficult for our stockholders to remove our board of directors and management.
     Some of the provisions of our charter and bylaws could discourage potential acquisition proposals, delay or prevent a change in control and prevent changes in our management, even if these events would be in the best interests of our stockholders. Our charter and bylaws contain the following provisions:
•	vacancies on our board of directors may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director;

•	only the board of directors can change the number of directors;

•	there is no provision for cumulative voting for directors;

•	directors may only be removed for cause and then only by the holders of two-thirds of the shares entitled to be cast in the election of directors;

•	the provisions of our charter regarding the removal of directors may only be changed by the holders of two-thirds of the shares entitled to be cast on the matter; and

•	our stockholders are not permitted to act by written consent.
     Although no shares of preferred stock will be outstanding upon the completion of this offering and we have no present plans to issue any preferred stock, our charter authorizes the board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock and, therefore, could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control of our company.
Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in stockholders’ best interests.
     Our charter and bylaws authorize us to indemnify our directors and officers for actions taken by them in those capacities to the extent permitted by Delaware law. In addition, we may be obligated to pay the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. See “Management—Limitation of Liability and Indemnification.”
Unlike a REIT, we are subject to corporate income tax, which will reduce the funds we have to invest and distribute to you.
     We are taxed as a regular C corporation for federal income tax purposes. As a result, our earnings are subject to “double taxation,” or taxation at both the corporate and stockholder levels. Our taxable income is subject to the federal corporate income tax, which is currently 35%. We are also subject to state and local corporate income taxes. In addition, our dividends are eligible to qualify for the lower dividend tax rate, which currently is at a maximum federal rate of 15% for persons taxed at individual rates who satisfy certain requirements.

     Conversely, REITs are not generally subject to “double taxation.” A REIT is not subject to a corporate-level income tax to the extent that it currently distributes its taxable income. Although dividends paid to REIT stockholders are generally not eligible for the lower income tax rate on qualified dividend income, the earnings of a REIT that are distributed to its stockholders will be subject to less total federal income taxation than earnings of a C corporation that are distributed to its stockholders net of the corporate-level income tax.
     The federal, state and local income taxes we pay on our earnings will reduce the funds we have to invest and to distribute to you.
Our status and the status of the sole member of our Advisor as taxable REIT subsidiaries of Lexington may adversely affect our investment in certain special purpose properties.
     A taxable REIT subsidiary is a corporation (other than a REIT) in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. Any corporation other than a REIT in which a taxable REIT subsidiary owns securities representing more than 35% of the total voting power or value of the outstanding securities of such corporation is also treated as a taxable REIT subsidiary. A taxable REIT subsidiary generally may engage in any business, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or healthcare facility and may not directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated unless, in the case of a lodging facility, the rights are provided to an eligible independent contractor and certain other requirements are met. We and our Advisor intend to continue to operate so as to qualify as taxable REIT subsidiaries of Lexington. Although our targeted investments do not include the direct or indirect operations or management of lodging and healthcare facilities, if we were to change our strategy and invest in such facilities, our status as a taxable REIT subsidiary would preclude us from doing so and our results of operations might not be as successful as they might be absent our status as a taxable REIT subsidiary.
As a taxable REIT subsidiary, our ability to deduct interest on amounts borrowed from Lexington may be limited.
     A taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. Although we do not currently intend to borrow on a significant level from Lexington, we cannot be sure that we will satisfy such tests in any taxable year in which we may deem it advisable or necessary to incur such debt.
Risks Related to This Offering
The market price of our common stock may vary substantially.
     The market price for shares of our common stock may be highly volatile and subject to wide fluctuations. Our performance, as well as government regulatory action, tax laws, interest rates and general market conditions, could have a significant impact on the future market price of our common stock. Some of the factors that could cause fluctuations in or negatively affect our share price include:
•	actual or anticipated variations in our quarterly results of operations;

•	changes in our earnings estimates or publication of research reports about us or the real estate industry;

•	increases in market interest rates that may lead purchasers of common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	reaction to the sale or purchase of company stock by our executive officers;

•	changes in the economic environment in the markets where our properties are located;

•	changes in the financial ability of our key tenants to satisfy the terms of their respective lease agreements;

•	changes in tax law;

•	speculation in the press or investment community; and

•	general market, economic and political conditions.
The purchase price per share of our common stock may not accurately reflect its actual value.
     The purchase price per share of our common stock offered under this prospectus reflects negotiations between us and the underwriters. The purchase price may not accurately reflect the value of our common stock and our common stock may trade at a price that is below the offering price.
Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.
     In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.
Future sales of our stock could have an adverse effect on our stock price and dilute the holdings of our existing stockholders.
     Our charter authorizes our board of directors to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of the classified or unclassified shares. We may also issue, from time to time, OP units convertible into shares of our common stock in connection with acquisitions. Moreover, we may grant registration rights in connection with such issuances. We cannot predict the size of future issuances of our common or preferred stock or OP units, if any, or the effect that future issuances could have on our stock price. Sales of our common or preferred stock (including shares of our common stock issued pursuant to our equity incentive plan), or the perception that such sales could occur, may adversely affect our stock price. Moreover, any such issuances could dilute the holdings of our existing stockholders. Sales of substantial amounts of our common stock (including shares of our common stock issued pursuant to our equity incentive plan), or the perception that these sales could occur, could have a material adverse effect on our common stock.
     In addition, as a REIT, Lexington generally may not hold more than 20% of its total asset value in securities of its taxable REIT subsidiaries. Lexington may dispose of part or all of its interests in one or more of its taxable REIT subsidiaries, including our capital stock, in the event Lexington’s aggregate holdings in its taxable REIT subsidiaries would exceed this limit. Currently, approximately 5% of Lexington’s assets consist of shares in taxable REIT subsidiaries and approximately 1% of Lexington’s assets consist of our shares. If the value of our shares increases, Lexington anticipates that it would dispose of our shares (and would retain shares in other taxable REIT subsidiaries that are not publicly traded). We cannot predict whether this will occur or what the effect, if any, could be on our stock price.
     We do not anticipate Lexington’s 20% limit will impede our ability to grow or impact our decision to leverage investments. However, we cannot ensure investors that Lexington would not decide against making an investment if that investment would result in an increase in the value of our stock to an extent that would require Lexington to sell our shares and reduce Lexington’s control of voting stock. We expect to be able to make our investment decisions without regard to the impact the investments may have on the value of our stock and the potential impact those investments may have on the possibility that Lexington would have to dispose of our shares.
     On April 10, 2006, we filed a registration statement with respect to the resale of the shares issued in our private offering and in the contribution transaction as required by the terms of our private offering. See “Our Company”.
If you purchase shares of common stock in this offering, you will experience immediate dilution.

     We expect the public offering price of our common stock to be significantly higher than the book value per share of our outstanding common stock immediately after completion of this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $        in the book value per share of common stock from the price you pay for our common stock in this offering. This means that the investors who purchase shares will likely pay a price per share that exceeds the book value of our assets after subtracting our liabilities.
     In addition, the exercise of the underwriters’ over-allotment option, the vesting of restricted stock grants, the issuance of our common stock, OP units or other securities convertible into our common stock in connection with property, portfolio or business acquisitions and other issuances of our common stock, in connection with our compensation programs or otherwise, may result in further dilution to investors in this offering.
Two of the underwriters of this offering have relationships with us and our affiliates in addition to their role as underwriters of this offering.
     Friedman, Billings, Ramsey & Co., Inc., the book running managing underwriter of this offering, and Wachovia Capital Markets, LLC, the co-lead managing underwriter of this offering, each have interests in the successful completion of this offering in addition to the underwriting discounts and fees they will receive.
     Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in connection with our private offering and Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc., and/or one or more of its subsidiaries, purchased 2,982,850 shares of our common stock in that offering, currently representing approximately 29.0% of our outstanding shares of common stock. This offering and the expected concurrent listing of the shares of our common stock on the Nasdaq Global Market (SM) will create a trading market for the shares of our common stock beneficially owned by Friedman, Billings, Ramsey & Co., Inc. and its affiliates.
     From time to time, Wachovia Capital Markets, LLC provides investment banking and advisory services to Lexington. An affiliate of Wachovia Capital Markets, LLC was the arranger, and an affiliate of Wachovia Capital Markets, LLC is the agent and a lender under Lexington’s unsecured revolving credit facility. In addition, an affiliate of Wachovia Capital Markets, LLC has established a line of credit with an entity controlled by E. Robert Roskind, our Chairman, and a personal line of credit with Richard J. Rouse, our Chief Investment Officer. Finally, Wachovia Capital Markets, LLC is acting as Lexington’s financial advisor in connection with its pending merger with Newkirk Realty Trust, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains various “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. Statements regarding the following subjects may be impacted by a number of risks and uncertainties:
•	our business and investment strategy;

•	our projected results of operations;

•	completion of any pending acquisitions, including acquisition of our properties under contract and under review;

•	our ability to manage our anticipated growth;

•	our ability to obtain future financing arrangements;

•	our estimates relating to, and our ability to pay, future dividends;

•	our understanding of our competition and our ability to compete effectively;

•	the commercial real estate market and industry trends in the United States;

•	projected capital and operating expenditures;

•	availability and creditworthiness of current and prospective tenants;

•	changes in interest rates;

•	lease rates and terms.
     The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:
•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties”;

•	general volatility of the capital markets;

•	changes in our business and investment strategy;

•	default by our tenants;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	perception of the real estate industry;

•	changes in supply and demand dynamics within the real estate industry;

•	environmental effects;

•	changes in interest rates;

•	changes in applicable laws and regulations;

•	increases in real estate construction costs;

•	increases in operating costs;

•	changes in accessibility of debt and equity capital markets and other risks inherent in the real estate business, including, but not limited to, tenant defaults, potential liability relating to environmental matters, the availability of suitable acquisition opportunities and illiquidity of real estate investments;

•	state of the general economy and the local economy in which our properties are located; and

•	the degree and nature of our competition.
     We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise.

CAPITALIZATION
     The following table sets forth as of March 31, 2006:
•	our capitalization on a historical basis; and

•	our pro forma capitalization as adjusted to reflect (i) the sale of shares of our common stock in this offering at an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, and the application of the net proceeds of this offering as described in “Use of Proceeds,” and (ii) the financing of our property in The Woodlands, Texas with fixed rate non-recourse mortgage financing in the original aggregate principal amount of $7.5 million, which closed on June 15, 2006.
     This table should be read in conjunction with “Management’s Discussion and Analysis,” and our historical and unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

	March 31, 2006
		Pro Forma
	Historical	As Adjusted
	($ in thousands)
Mortgage debt	$48,830		$56,330
Stockholders’ equity:
Preferred stock, $0.0001 par value: 50,000,000 shares of preferred stock authorized; no shares issued and outstanding; no shares issued and outstanding on an as adjusted basis	—		—
Common stock, $0.0001 par value: 100,000,000 shares of common stock authorized; 10,289,876 shares of common stock issued and outstanding; shares of common stock issued and outstanding on an as adjusted basis(1)	$1	$
Additional paid-in capital(2)	$94,876	$
Accumulated deficit	(784)

Total stockholders’ equity	$94,093	$

Total capitalization	$142,923	$

(1)	Excludes up to shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

(2)	The pro forma as adjusted amount includes a reduction for approximately $ in estimated offering expenses.

DILUTION
     At March 31, 2006, we had a combined net tangible book value of approximately $78.0  million, or $7.58 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.
Dilution After This Offering
     Purchasers of our common stock will experience an immediate dilution of the net tangible book value of our common stock from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after this offering and the application of the estimated net offering proceeds. After giving effect to the sale of the shares of our common stock offered by us under this prospectus at an assumed initial public offering price of $      per share, which is the midpoint of the range for the public offering price on the front cover of this prospectus, and the deduction of underwriting discounts and estimated offering expenses, our pro forma net tangible book value at March 31, 2006 would have been $     million, or approximately $      per share of our common stock. This amount represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $  per share from the assumed public offering price of $      per share to be paid by the investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share at March 31, 2006		$6.86
Increase (decrease) in pro forma net tangible book value per share of common stock attributable to properties acquired after March 31, 2006 but prior to completion of this offering	$
Increase (decrease) in pro forma net tangible book value per share of common stock attributable to this offering	$
Pro forma net tangible book value per share of common stock after this offering	$
Dilution in pro forma net tangible book value per share of common stock to new investors	$

     Pro forma net tangible book value per share of common stock before this offering is determined by dividing our net tangible book value (total tangible assets less total liabilities) at March 31, 2006 by the number of shares of common stock outstanding prior to this offering.
     Proforma net tangible book value per share of common stock attributable to this offering is calculated after deducting underwriting discounts, commissions and other estimated expenses of this offering.
     Proforma net tangible book value per share of common stock after this offering is based on the pro forma net tangible book value attributable to common stockholders of approximately $ divided by            shares of our common stock to be outstanding after giving effect to this offering and            shares of restricted stock outstanding under our equity incentive plan.
     Dilution in proforma net tangible book value per share of common stock to new investors is determined by subtracting (i) pro forma net tangible book value per share of our common stock after giving effect to the acquisition of properties after March 31, 2006 but prior to completion of this offering, this offering and the application of the net proceeds from (ii) the assumed initial public offering price per share paid by a new investor in this offering.
     If the underwriters exercise in full their option to purchase an additional            shares of our common stock to cover over-allotments, if any, dilution per share of our common stock to new investors would be approximately $ , based on the assumptions set forth above.
     Differences Between New and Existing Stockholders in Number of Shares of Common Stock and Amount Paid
     The table below summarizes, as of      , 2006, on the pro forma basis discussed above, the differences between the number of shares of common stock purchased from us, the total consideration and average price per share paid by existing stockholders (including holders of restricted stock) and by the new investors purchasing common stock in this offering. We used an assumed initial public offering price of $      per share, and we have deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

	Shares Issued		Cash/ Tangible Book Value
	Number	Percentage	Amount	Percentage	Per Share
Existing stockholders (excluding holders of restricted stock)
Existing holders of restricted stock
New investors in this offering
Total

DIVIDEND POLICY
     As a taxable domestic corporation, we have no obligation to pay any dividends. We intend to retain capital to originate new investments, service our debt, make additional investments in our properties and pay our operating expenses. We have established an initial dividend policy that targets distribution of approximately 20% to 40% of our after-tax cash flow, after any necessary capital reserves, payable quarterly. We calculate after-tax cash flow by subtracting federal, state and local income taxes and necessary repairs and renovations in management’s judgment. We are not obligated to and cannot guarantee that we will continue to pay dividends based on this initial policy or at all.
     We declared a cash dividend of (i) $0.02 per share to holders of record of our common stock as of February 9, 2006, which was paid on February 21, 2006 and represented approximately 30% of our after-tax cash flow, after necessary capital reserves, if any, for the period ended December 31, 2005, and (ii) $0.03 per share to holders of record of our common stock as of May 18, 2006, which was paid on May 30, 2006, and represented approximately 40% of our after-tax cash flow, after necessary capital reserves, if any, for the quarter ended March 31, 2006.
     However, any determination to pay cash dividends, including the timing of the related record date and payment date, will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant, including:
•	actual results of operations;

•	restrictions under Delaware law;

•	the timing of the investment of our equity capital;

•	our financial condition;

•	debt service requirements;

•	capital expenditure requirements;

•	our operating expenses;

•	our ability to complete acquisitions or investments on favorable terms or at all;

•	our success in negotiating favorable lease terms; and

•	our tenants’ ability to perform under their leases.
     Subject to the foregoing and accrual of a dividend pursuant to our initial dividend policy, we intend, to the extent practicable, to invest substantially all of the net proceeds from continuing operations, repayments, sales and refinancings of our assets in acquisitions of our targeted investments. Dividends will be made in cash to the extent that cash is available for distribution.
     As a taxable domestic corporation, our dividends are eligible to qualify for the lower dividend tax rate applicable to dividends paid by a taxable domestic corporation, which currently is at a maximum federal rate of 15% for persons taxed at individual rates who satisfy certain requirements. See “Federal Income Tax Considerations.”

USE OF PROCEEDS
     We estimate that the net proceeds we will receive from the sale of            shares of our common stock in this offering will be approximately $        million, or $        million if the underwriters exercise in full their over-allotment option, in each case after deducting the underwriters’ discount of approximately $        million, or $        million if the underwriters exercise in full their over-allotment option, and estimated offering expenses of approximately $ million that we expect to pay in connection with this offering. In addition, shares of our common stock are being offered by the selling stockholders. We will receive no proceeds from the sale of the shares of our common stock by the selling stockholders.
     We will contribute the net proceeds from this offering to our operating partnership in exchange for an equal number of Class A Units. Our operating partnership expects to use the net proceeds from this offering to fund future acquisitions of our target investments and for working capital and for other general business purposes.
     We may incur new indebtedness for the acquisition of additional assets, payment of dividends to our stockholders and for general corporate purposes.
     Pending full deployment of the net proceeds of this offering, funds will be invested in money market accounts and marketable short-term investment grade securities. These investments are expected to provide a lower net return than we expect to achieve from our target investments. We expect to deploy the uncommitted net proceeds from this offering and remaining proceeds from our private offering within approximately nine months after completion of this offering although there can be no assurance that we will meet this expectation.

SELLING STOCKHOLDERS
     The following table sets forth information, as of      , 2006, with respect to the selling stockholders and the shares of our common stock beneficially owned by the selling stockholders that the selling stockholders propose to offer and sell pursuant to this prospectus. In accordance with the rules of the Securities and Exchange Commission, or SEC, each listed person’s beneficial ownership includes:
•	all shares the investor owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).
     The shares of common stock offered by selling stockholders pursuant to this prospectus were originally issued and sold by us in our private offering. The term “selling stockholders” includes the holders of our common stock listed below and the beneficial owners of the common stock and their transferees, pledgees, donees or other successors.
     If the lead underwriters advise us that the aggregate number of shares which can be sold in this offering is less than the total number of shares offered under this prospectus, we will first include all of the shares of common stock offered by us under this prospectus to the extent such number is less than the aggregate number of shares which can be sold in this offering and we will then include, to the extent of any excess shares that can be sold in this offering, a pro rata portion of the shares of common stock that the selling stockholders have requested to include in this offering based on the numbers of shares listed below. We expect to include       shares of common stock to be sold by selling stockholders in this offering.
     Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, or the Securities Act, unless such selling stockholder obtained the stock as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased in the ordinary course of business and, at the time of its purchase of the stock, did not have any agreements or understandings, directly or indirectly, with any person to distribute the stock. As a result, any profits on the sale of the common stock by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” will be subject to prospectus delivery requirement of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-6 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
     No selling stockholders have been identified as broker-dealers in the selling stockholder table below. In addition, none of the selling stockholders has been identified as an affiliate of a broker-dealer in the selling stockholder table below. The information presented regarding the selling stockholders is based upon representations made by the selling stockholders to us.

				Percentage
	Shares of	Shares of	Shares of	of Class
	Common Stock	Common	Common Stock	Beneficially
	Beneficially	Stock Offered	Beneficially	Owned
	Owned Before	by This	Owned After	After
Selling Stockholders	Resale	Prospectus	Resale(1)	Resale(1)
A&C Tank Sales Company, Inc.	25,000	25,000	0	0%
Trena T. Brown	500	500	0	0%
Cashel Capital L.P.	95,000	45,000	50,000
John M. and Patricia D. Coleman	10,000	10,000	0	0%
James W. King	5,000	5,000	0	0%
James Kleeblatt	10,000	10,000	0	0%
MJJM, LLC	200,000	200,000	0	0%
Realty Enterprise Fund II, LLC	35,000	35,000	0	0%
Shepherd Investments International, Ltd.	350,000	350,000	0	0%
Bruce Slovin	10,000	10,000	0	0%
Stark Trading	150,000	150,000	0	0%
John C. York	10,000	10,000	0	0%
Total

*	Holdings represent less than 1% of all shares outstanding.

(1)	Assumes that each named selling stockholder sells all of the shares of our common stock it is offering for sale under this prospectus and neither acquires nor disposes of any other shares, nor has the right to purchase other shares, of our common stock subsequent to the date as of which we obtained information regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the shares of our common stock shown as offered by them, we cannot estimate the actual number of shares (or actual percentage of the class) of our common stock that will be held by any selling stockholder upon completion of this offering.

INSTITUTIONAL TRADING OF OUR COMMON STOCK
     There is no public trading market for our common stock. Shares of our common stock issued to qualified institutional buyers in connection with our private offering of common stock were eligible for the PORTAL(SM) Market, or PORTAL, a subsidiary of the NASDAQ Stock Market, Inc., which facilitates secondary sales of eligible unregistered securities to qualified institutional buyers in accordance with Rule 144A under the Securities Act. The following table shows the high and low sales prices for our common stock for each quarterly period that our common stock was eligible for PORTAL:

	High Sales Price	Low Sales Price
October 6, 2005 to December 31, 2005	—	—
January 1, 2006 to March 31, 2006	$10.00	$10.00
April 1, 2006 to June 30, 2006	$10.00	$10.00
     We have been advised that as of      , 2006, the last sale of shares of our common stock that was eligible for PORTAL and that was reported to us by one of our underwriters occurred on         , 2006 at a price of $  per share. The information above regarding PORTAL prices may not be complete since we have access only to information regarding trades reported by our underwriters, not trades reported by other broker-dealers. Moreover, broker-dealers are not required to report all trades to PORTAL. Therefore, the last sales price that was reported to PORTAL may not be reflective of sales of our common stock that have occurred and were not reported and may not be indicative of the prices at which our shares of common stock will trade after this offering.
     As of      , 2006, we had            shares of our common stock issued and outstanding which were held by            holders of record.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     The following table sets forth our selected historical consolidated financial information as of March 31, 2006 and December 31, 2005 and for the three months ended March  31, 2006 and the period from inception (August 24, 2005) to December 31, 2005. The selected historical consolidated financial information presented below under the captions “Consolidated Income Statement Data,” “Consolidated Balance Sheet Data” and “Other Data” have been derived from our audited consolidated financial statements with respect to information as of December 31, 2005 and for the period from inception (August 24, 2005) to December 31, 2005 and from our unaudited consolidated financial statements with respect to information as of March 31, 2006 and for the three months ended March 31, 2006 and for the period August 24, 2005 to March 31, 2006. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus.

			For the
	For the Three		period from		For the
	Months		August 24, 2005		period from
	Ended		(date of inception)		August 24, 2005
	March 31, 2006		to March 31, 2006		(date of inception) to
	(unaudited)		(unaudited)		December 31, 2005
	($ in thousands, except per share data)
Consolidated Income Statement Data:
Gross revenue	$2,009		$3,121		$1,112
Expenses:
Interest and amortization expense	(499)		(800)		(301)
Depreciation and amortization expense	(1,238)		(2,081)		(843)
Net loss	(366	)(1)	(784	)(1)	(418	)(1)
Consolidated Balance Sheet Data (at period end):
Total assets	$145,944		145,944		$127,951
Mortgage notes payable	48,830		48,830		31,393
Other Data:
Loss per common share—basic and diluted	$(0.04)		$(0.10)		$(0.07)

(1)	Net loss is primarily due to depreciation and amortization expense which is a non-cash expense.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
     The following unaudited pro forma financial information is based on our historical financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 gives effect to (i) the financing of our property, which occurred in June 2006, located in Woodlands, Texas, (ii) the expansion of our property in Crossville, Tennessee, (iii) the acquisition of the property we are contractually obligated to purchase upon completion of construction and acceptance by tenant for occupancy which is expected to occur in September 2006 in Morris County, New Jersey, (iv) the acquisition of the properties we acquired during May and June, 2006 located in Oklahoma City, Oklahoma, Woodlands, Texas and Plymouth, Indiana, and (v) our initial public offering of            common shares at $      per share, with net proceeds of $     , as if these events had occurred on March 31, 2006. The unaudited pro forma condensed consolidated statement of operations for the period from August 24, 2005 (date of inception) to March 31, 2006 gives effect to all acquisitions, financings (with the exception of the properties located in Crossville, Tennessee and Morris County, New Jersey) and operations for all properties described above and our initial public offering as if our initial public offering was completed and all properties were acquired, financed, as applicable, and operating on the first day of the period presented, which is August 24, 2005.
     This unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position would actually have been, nor does the information purport to project our results of operations or financial position for any future period or at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of our initial public offering.
     The unaudited pro forma financial information should be read in conjunction with our historical financial statements and related notes included elsewhere in this prospectus and the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should also read “Risk Factors—Risks Related to Our Business—We have a limited operating history, and we may not be able to successfully operate our business or generate sufficient revenue to pay our operating expenses. Also, the operating results and financial data in this prospectus may not be useful in assessing our likely future performance.”

LEXINGTON STRATEGIC ASSETS CORP. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
as of March 31, 2006
($000s, except for per share data)

		Real Estate
	Historical	Acquisitions		Subtotal Before	Offering
	March 31, 2006	and Financings		Offering	Adjustments	Pro Forma
Real estate, net	$68,038	$43,805	(A)	$111,843
Intangible assets, net	15,191	7,038	(B)	22,229
Cash and cash equivalents	56,876	(39,695)I		17,181
Other assets	5,839	(4,422	)(D)	1,417

Total assets	$145,944	$6,726		$152,670

Mortgage notes payable	$48,830	$7,500	(E)	$56,330
Other liabilities	3,021	(465	)(F)	2,556

	51,851	7,035		58,886

Stockholders’ equity: Common shares	1	—		1
Additional paid-in capital	94,876	(309	)(G)	94,567
Accumulated deficit	(784)	—		(784)

Stockholders’ equity	94,093	(309)		93,784

	$145,944	$6,726		$152,670

See accompanying notes to unaudited pro forma condensed balance sheet.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
($000s, except for per share data)
Presentation
     The accompanying Unaudited Pro Forma Condensed Balance Sheet of the Company and its subsidiaries as of March 31, 2006 is based on the historical Consolidated Balance Sheet of the Company adjusted for following, as if the following events occurred on March 31, 2006:
•	the financing of our property located in Woodlands, Texas;

•	the expansion of our property in Crossville, Tennessee;

•	the acquisition of the property we have under contract located in Morris County, New Jersey;

•	the acquisitions of the properties in Oklahoma City, Oklahoma, Woodlands, Texas and Plymouth, Indiana;

•	our initial public offering of common shares at $per share, with net proceeds of $ ; and

•	our dividend paid on May 30, 2006 of $309.
     In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The Unaudited Pro Forma Condensed Balance Sheet of the Company and its subsidiaries is presented for illustrative purposes only and is not indicative of what the actual financial position would have been had our initial common stock offering and other transactions described above occurred on March 31, 2006, nor does it purport to represent the future financial position of the Company.
Notes

	Pro forma
	Adjustment
Note 1:
Acquisition of properties:
Dana Corp. (Crossville, TN)	$2,350
CAE Simuflite, Inc. (Morris County, NJ)	24,239
American Golf Corporation (Oklahoma City, OK)	5,260
Montgomery County Management Company, LLC (Woodlands, TX)	10,010
Bay Valley Foods, LLC (Plymouth, IN)	8,984

	50,843

Less allocation of purchase price to intangible assets:
CAE Simuflite, Inc. (Morris County, NJ)	4,848
Montgomery County Management Company, LLC (Woodlands, TX)	1,180
Bay Valley Foods, LLC (Plymouth, IN)	1,010

Pro forma adjustment to intangible assets	7,038	(B)

Pro forma adjustment to real estate, net	$43,805	(A)

Note 2

Return of acquisitions and financing deposits, reclassification of accrued construction costs and payments of deferred loan costs:
CAE SimuFlite Inc. (Morris County, NJ)	$(3,683)
Montgomery County Management Company, LLC (Woodlands, TX)	(3)
Deferred loan costs on new financings:
Montgomery County Management Company, LLC (Woodlands, TX)	38

	(3,648)
Reclassification of accrued construction costs:
Dana Corp. (Crossville, TN)	(774)
Pro forma adjustment to other assets	$(4,442	)(D)

Note 3

Financing of properties:
Montgomery County Management Company, LLC (Woodlands, TX)	7,500

Pro forma adjustment to mortgages and notes payables	$7,500	(E)

Note 4

Change in cash and cash equivalents:
Cash paid for acquisition of properties	$(50,843)
Return of acquisition and financing deposits and payments of deferred loan costs	3,648
Proceeds from financings of properties	7,500

Pro forma adjustment to cash and cash equivalents	$(39,695)I

Note 5

Pro-forma adjustment to other liabilities and additional paid in capital:
Dividends declared in excess of earnings	$309	(G)
Reclassification of accrued construction costs:
Dana Corp. (Crossville, TN)	(774)

Pro forma adjustment to other liabilities	$(465	)(F)

LEXINGTON STRATEGIC ASSETS CORP. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
for the period from August 24, 2005 (date of inception) to March 31, 2006
($000s, except for per share data)

Real Estate
Acquisitions	Subtotal
Historical	and	Before	Offering
March 31, 2006	Financing	Offering	Adjustments	Pro Forma
Revenues
Rental	$3,121	$4,579	(A)	$7,700

3,121	4,579	7,700

Expenses applicable to revenues:
Depreciation and amortization	(2,081)	(2,269	)(I)	(4,350)
Property operating	(252)	(93	)(D)	(345)
General and administrative	(588)	—	(588)
Non-operating income	592	—	592
Interest and amortization expense	(800)	(1,127	)(B)	(1,927)
Advisory fee	(1,139)	(349	)(E)	(1,488)

(4,268)	(3,838)	(8,106)
(Loss) income before benefit (provision) for income taxes	(1,147)	741	(406)
Benefit (provision) for income taxes	363	(291	)(F)	72

Net income (loss)	(784)	450	(334)
Dividends attributable to restricted shares	(4)	(6	)(G)	(10)

Net income (loss) allocable to common shareholders	(788)	444	(344)

Loss per share of common stock—basic	$(0.10)	—	$(0.03)

Weighted average shares of common stock outstanding—basic	7,827,097	—	10,077,834

Loss per share of common stock—diluted	$(0.10)	—	$(0.03)

Weighted average shares of common stock outstanding—diluted	7,827,097	—	10,077,834	(H)

See accompanying notes to unaudited pro forma condensed statement of operations.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
($000s, except for per share data)
Presentation
     The accompanying Unaudited Pro Forma Condensed Statement of Operations of the Company and its subsidiaries for the period from August 24, 2005 (date of inception) to March 31, 2006 is based on the historical Consolidated Statement of Operations of the Company adjusted for the following, as if the following events occurred were completed on the first day of the period presented, which was August 24, 2005:
•	the purchase of 220,000 restricted shares of our common stock by our executive officers for an aggregate purchase price of $110,000;

•	our private offering of 6,738,000 shares of our common stock at $10.00 per share, with net proceeds of $61.6 million;

•	the acquisition of four of our properties (Knoxville, Tennessee; Jacksonville, Florida; Tulsa, Oklahoma; and Lavonia, Georgia) and the assumption of related mortgage notes payable in the contribution transaction;

•	the financing of our property located in Lavonia, Georgia;

•	the acquisition and financing of three of our properties (Omaha, Nebraska, Tempe, Arizona and Woodlands, Texas);

•	the acquisition of two of our properties (Oklahoma City, Oklahoma and Plymouth, Indiana);

•	the acquisition and expansion of our property located in Crossville, Tennessee;

•	the acquisition of the property we have under contract located in Morris County, New Jersey; and

•	our initial public offering of common shares at $ per share, with net proceeds of $.
     In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The Unaudited Pro Forma Condensed Statement of Operations of the Company and its subsidiaries is presented for illustrative purposes only and is not indicative of what the actual financial position would have been had our initial common stock offering and other transactions described above occurred on August 24, 2005, nor does it purport to represent the future financial operating results of the Company.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS—(Continued)
($000s, except for per share data)
Notes
(A)	Represents adjustment to reflect rental income from real estate assets for the period from August 24, 2005 (date of inception) to March 31, 2006 on straight line basis, net of above market lease value amortization:

	Monthly Straight
	Line Rent, Net of
	Above Market Lease	Pro forma
	Value Amortization	Adjustments
Alsom Power Inc. (Knoxville, TN)	$136	$271
AmeriCredit Corp. (Jacksonville, FL)	102	206
Metris Companies, Inc. (Tulsa, OK)	109	218
TI Group Automotive Systems, LLC (Lavonia, GA)	100	200
InfoCrossing, Inc. (Omaha, NE)	97	314
InfoCrossing, Inc. (Tempe, AZ)	94	391
Dana Corp. (Crossville, TN)	58	324
CAE Simuflite Inc. (Morris County, NJ)	192	1,395
American Golf Corporation (Oklahoma City, OK)	40	287
Montgomery County Management Company, LLC (Woodlands, TX)	67	488
Bay Valley Foods, LLC (Plymouth, IN)	67	485

	$1,062	$4,579

(B)	Represents adjustment to reflect mortgage interest expense for the period from August 24, 2005 (date of inception) to March 31, 2006:

			Pro Forma
	Balance	Interest Rate	Adjustment
Alsom Power Inc. (Knoxville, TN)	$7,800	5.3%	$70
AmeriCredit Corp. (Jacksonville, FL)	5,804	5.1%	50
Metris Companies, Inc. (Tulsa, OK)	7,688	5.1%	67
TI Group Automotive Systems, LLC (Lavonia, GA)	10,038	5.5%	110
InfoCrossing, Inc. (Omaha, NE)	9,000	5.6%	266
InfoCrossing, Inc. (Tempe, AZ)	8,500	5.6%	250
Montgomery County Management Company, LLC (Woodlands, TX)	7,500	6.5%	298

	$56,330		1,111

Represents adjustment to reflect amortization of deferred loan costs for the period from August 24, 2005 (date of inception) to December 31, 2005:

TI Group Automotive Systems, LLC (Lavonia, GA)	3
InfoCrossing, Inc. (Omaha, NE)	5
InfoCrossing, Inc. (Tempe, AZ)	6
Montgomery County Management Company, LLC (Woodlands, TX)	2

$1,127

(I)	Represents adjustment to depreciation of real estate assets and machinery and equipment and amortization of intangible assets to reflect activities for the period from August 24, 2005 (date of inception) to March 31, 2006:

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS—(Continued)
($000s, except for per share data)

					Pro forma
	Land and	Buildings and	Depreciation	Useful life	adjustment	Pro forma
	land estates	Improvements	method	(years)	life (months)	Adjustments
Alsom Power Inc. (Knoxville, TN)	$564	$10,731	Straight line	19	2	$96
AmeriCredit Corp. (Jacksonville, FL)	1,600	8,596	Straight line	15	2	97
Metris Companies, Inc. (Tulsa, OK)	2,400	8,507	Straight line	13	2	108
TI Group Automotive Systems, LLC (Lavonia, GA)	221	12,427	Straight line	24	2	85
InfoCrossing, Inc. (Omaha, NE)	1,630	8,321	Straight line	33	3	63
InfoCrossing, Inc. (Tempe, AZ)	—	9,439	Straight line	33	4	96
Dana Corp. (Crossville, TN)	301	6,994	Straight line	20	5 & 7.5	148
CAE Inc. (Morris County, NJ)	2,424	16,968	Straight line	24	7.5	437
American Golf Corporation (Oklahoma City, OK)	4,053	952	Straight line	16	7.5	38
Montgomery County Management Company, LLC (Woodlands, TX)	971	7,859	Straight line	27	7.5	179
Bay Valley Foods, LLC (Plymouth, IN)	478	7,495	Straight line	18	7.5	258

	$14,642	$98,289

		Machinery
		and
		Equipment

American Golf Corporation (Oklahoma City, OK)		$255	Straight line	12	7.5	13

		Intangible
		Assets

Alsom Power Inc. (Knoxville, TN)		$953	Straight line	8	2	20
AmeriCredit Corp. (Jacksonville, FL)		4,565	Straight line	6	2	79
Metris Companies, Inc. (Tulsa, OK)		2,965	Straight line	4	2	110
TI Group Automotive Systems, LLC (Lavonia, GA)		1,726	Straight line	13	2	23
InfoCrossing, Inc. (Omaha, NE)		2,963	Straight line	20	3	37
InfoCrossing, Inc. (Tempe, AZ)		2,757	Straight line	20	4	46
Dana Corp. (Crossville, TN)		146	Straight line	10	7.5	9
CAE Inc. (Morris County, NJ)		4,848	Straight line	15	7.5	202
Montgomery County Management Company, LLC (Woodlands, TX)		1,180	Straight line	13	7.5	55
Bay Valley Foods, LLC (Plymouth, IN)		1,010	Straight line	9	7.5	70

		$23,113				$2,269

(D)	Represents adjustment to operating expenses estimated to reflect activities for the period from August 24, 2005 (date of inception) to March 31, 2006:

Alsom Power Inc. (Knoxville, TN)	$76
AmeriCredit Corp. (Jacksonville, FL)	17

$93

(E)	Represents adjustment to advisory fees calculation to reflect activities for the period from August 24, 2005 (date of inception) to March 31, 2006:

Base advisory fee	$281
Equity incentive plan	68

$349

(F)	Represents adjustment to tax benefit calculation based on pro forma taxable income for the period from August 24, 2005 (date of inception) to March 31, 2006:

$741 at 39% (effective tax rate)	$(291)

(G) Represents adjustment to dividend attributable to restricted shares:
Shares of common stock purchased by officers	220,000
Pro forma vested shares	(20,478)

Pro forma unvested shares	199,522

Pro forma dividends attributable to restricted shares at $0.03 per share	6	(G)

(H) Shares of common stock outstanding—historical consolidated balance sheet at March 31, 2006	10,289,876
Shares of common stock purchased by executive officers	(220,000)
Weighted average shares of common stock purchased by executive officers vested during period from August 24, 2005 (date of inception) to March 31, 2006	6,495
Weighted average shares issued in April 2006 to directors	1,463

Pro forma weighted average shares of common stock outstanding—basic and diluted	10,077,834	(H)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with the “Selected Historical Financial and Other Data” and the audited combined financial statements as of December 31, 2005 and for the period from August 24, 2005 (date of inception) to December 31, 2005 and the unaudited combined financial statements as of March 31, 2006 and for the three months ended March 31, 2006.
General
     We were formed on August 24, 2005 to capitalize on the use of net lease finance structures in non-traditional real estate sectors and property types. Our targeted investments include general use properties with private or middle market type tenants, special purpose properties, non-U.S. located properties with U.S. dollar denominated rent, and other specialized facilities or assets integral to the operations of our tenants. Our operating partnership, LSAC Operating Partnership L.P., was formed on September 7, 2005. We own properties and conduct business through our operating partnership and its subsidiaries. We are advised by LXP Advisory LLC, an indirect wholly-owned subsidiary of Lexington.
     On October 6, 2005, we completed an initial private offering of 6,738,000 shares of our common stock and raised net proceeds of approximately $61.6 million after deducting the initial purchaser’s discount and placement fee and other offering expenses.
     On October 24, 2005, in connection with the private offering, Lexington contributed to us its indirect ownership interests in four real estate assets and financing deposits at an asset value equal to Lexington’s book value before depreciation and amortization for three of the real estate assets and Lexington’s contract price for one of the real estate assets less the amount of mortgages that we assumed on three of the real estate assets. No appraisals were obtained by us on these real estate assets. In exchange, we issued to Lexington 3,319,600 shares of our common stock having an aggregate value of approximately $33.2 million based on the offering price in our private offering of $10.00 per share. As of the date of this prospectus, Lexington beneficially owned approximately 32% of the fully diluted outstanding shares of our common stock. However, Lexington is not selling any of its common shares in this offering.
     From the period commencing on the completion of the contribution by Lexington to us and ending on December 31, 2005, we acquired interests in two properties for an aggregate capitalized cost of approximately $25.0 million.
     In 2006, we have acquired four properties for an aggregate capitalized cost of approximat ely $31.7 million.
     Our pro forma financial statements presented elsewhere in this prospectus reflect (i) the financing of our property, which occurred in June 2006, located in Woodlands, Texas, (ii) the expansion of our property in Crossville, Tennessee, (iii) the acquisition of the property we are contractually obligated to purchase upon completion of construction and acceptance by the tenant for occupancy which is expected to occur in September 2006 located in Morris County, New Jersey, (iv) the acquisition of the properties we acquired during May and June 2006 located in Oklahoma City, Oklahoma, Woodlands, Texas and Plymouth, Indiana, and for the period from August 24, 2005 (date of inception) to March 31, 2006 and dividend paid on May 30, 2006 and (v)  our initial public offering of            common shares at $  per share, with net proceeds of $ , as if these events had occurred on March 31, 2006.
Financial Statements
     Our accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, which require management to make estimates that affect the amounts of revenues, expenses, assets and liabilities reported. We rely on Lexington’s experience and analysis of historical and current market data in order to arrive at what we believe to be reasonable estimates.
Critical Accounting Policies
     The following are critical accounting policies which we believe are important to the portrayal of our financial condition and results of operations and which require some of management’s most difficult, subjective and complex judgments. The accounting for these matters involves the making of estimates on current facts, circumstances and assumptions which could change in a manner that would materially affect management’s future estimate with respect to such matters. Accordingly, future reported financial conditions and results could differ materially from financial condition and results reported based on management’s current estimates.
     Revenue Recognition. We recognize revenue in accordance with Statement of Financial Accounting Standards No. 13 “Accounting for Leases”, as amended, referred to herein as SFAS No. 13, SFAS No. 13 requires that revenue be recognized on a straight-line basis over the term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. Leases that include renewal options with rental terms that are lower than those in the primary term are excluded from the calculation of straight line rent if they do not meet the criteria of a bargain renewal option. In those instances in which we fund tenant improvements and the improvements are deemed to be owned by us, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When we determine that the tenant allowances are lease incentives, we commence revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentives are amortized into revenues as a charge over the life of the lease.
     Gains on sales of real estate will be recognized pursuant to the provisions of Statement of Financial Accounting Standards No. 66 “Accounting for Sales of Real Estate”, as amended, referred to herein as SFAS No. 66. The specific timing of a sale will be measured against various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain will be deferred and the finance, installment or cost recovery method, as appropriate, will be applied until the sales criteria are met.
     Equity Incentive Plan. Shares purchased by our executive officers pursuant to our equity incentive plan, which are subject to forfeiture provisions, are accounted for at fair value in accordance with Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”
     Incentive Distributions. The Company is obligated to pay to the Advisor and certain officers, distributions quarterly in arrears if certain performance criteria, as defined in the Advisory Agreement, are met. Any distribution made under this agreement will be treated as additional advisory fee expense to the Company and reduce cash available to the Company to be used for other services like the purchase of real estate or the payment of dividends.
     Accounts Receivable. We continuously monitor collections from our tenants and will make a provision for estimated losses based upon historical experience and any specific tenant collection issues that we have identified.
     Purchase Accounting for Acquisition of Real Estate. The fair value of the real estate we acquire, including real estate purchased from third parties and related parties, which will include the impact of market to market adjustments for assumed mortgage debt relating to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. Real estate contributed by related parties has been valued at either its historical pre-depreciation and amortization book value or contract price, which management believes approximated fair value, and is similarly allocated to tangible and intangible assets as real estate purchased from third parties or related parties. Deferred income tax consequences are also recorded if upon acquisition of real estate there are differences in the GAAP and federal income tax basis.
     The fair value of the tangible assets, which includes the value of the land, building and improvements, and fixtures and equipment, of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.
     In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the difference between the current in-place lease rent and a management estimate of current market rents. Below-market lease intangibles are recorded as part of deferred revenue and amortized into rental revenue over the non -cancelable periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.
     The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (i) the purchase price paid for a property over (ii) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases and customer relationships is amortized to expense over the remaining non-cancelable periods of the respective leases.
     Impairment of Real Estate. We evaluate the carrying value of all real estate held when a triggering event under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as amended, referred to herein as SFAS 144, has occurred to determine if an impairment has occurred which would require the recognition of a loss. The evaluation includes reviewing anticipated cash flows of the property, based on current leases in place, and an estimate of what lease rents will be if the property is vacant coupled with an estimate of proceeds to be realized upon sale. However, estimating market lease rents and future sale proceeds is highly subjective and such estimates could differ materially from actual results.
     Properties Held For Sale. We will account for properties held for sale in accordance with SFAS No. 144. SFAS No. 144 requires that the assets and liabilities of properties that meet various criteria in SFAS No. 144 be presented separately in the balance sheet, with assets and liabilities being separately stated. The operating results of these properties will be reflected as discontinued operations in the statement of operations. Properties that do not meet the held for sale criteria of SFAS No. 144 will be accounted for as statement of operating properties.
     Basis of Consolidation. We determine whether an entity in which we hold an interest should be consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities,” referred to herein as FIN 46R. If not, and we control the entity’s voting shares and similar rights, the entity will be consolidated. FIN 46R requires us to evaluate whether we have a controlling financial interest in an entity through means other than voting rights.
     Income Taxes. Income taxes will be accounted for under the asset and liability method. Deferred tax assets and liabilities will be recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credits carry-forwards. Deferred tax assets and liabilities will be measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.
Trends
     Competition: We expect to face increased competition for our targeted investments. However, we expect that the size and growth of the market for these investments, as well as the continuing trend of expanding the use of net lease finance structures into non-traditional real estate sectors and property types, will continue to provide us with a variety of investment opportunities. We believe more and more companies will consider sale/leaseback financing for key properties and equipment when exploring financing opportunities.
     Rising interest rate environment: We believe that interest rates are likely to continue to increase. We believe our strategy of financing our investments through non-recourse fixed-rate mortgage debt, whose term, amortization and interest rate characteristics match the term and characteristics of the cash flows from the financed investments, will allow us to mitigate the effects of a rising interest rate environment. Nevertheless, we may not be able to successfully match fund all of our investments.
Results of Operations
     The following is a discussion of our operating results for the three months ended March  31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006, which should be read in conjunction with our financial statements and the accompanying notes thereto. All financial data and percentages provided in this section are approximate numbers. Historical results set forth in our statement of operations and balance sheet data should not be taken as indicative of our future operations.
     Rental Income—Rental income for the three months ended March  31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006 of $2.0  million, $1.1 million and $3.1 million, respectively, represents rent recognized on a straight-line basis less the impact of above-market lease amortization.
     Interest Income—Interest income for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August  24, 2005) to March 31, 2006 of $0.2 million, $0.4 million and $0.6 million, respectively, is earned on our cash and cash equivalents available for short-term investment.
     Interest and Amortization Expense—Interest expense for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006 of $0.5  million, $0.3 million and $0.8 million, respectively, represents the interest incurred on mortgages encumbering our properties and related amortization of deferred financing costs.
     Depreciation and Amortization—Depreciation expense for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006 of $1.2  million, $0.8million and $2.1 million, respectively, represents the depreciation of our real estate and intangible assets.

     Advisory Fees—Advisory fees for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August  24, 2005) to March 31, 2006 of $0.6 million, $0.5 million and $1.1 million, respectively, primarily due to base advisory fees incurred and expenses relating to incentive compensation plans.
     Property Operating Expense—Property operating expenses for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006 of $0.1 million, $0.1  million and $0.3 million, respectively, represents our share of operating costs on two of our properties.
     General and Administrative—General and administrative expenses for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006 of $0.2  million, $0.3 million and $0.6 million, respectively, relate primarily to director fees, professional fees and organizational costs.
     Benefit for Income Taxes—Benefit for income taxes for the three months ended March 31, 2006, the period from inception (August 24, 2005) to December 31, 2005, and the period from inception (August 24, 2005) to March 31, 2006 of $0.2 million, $0.2  million and $0.4 respectively, represent tax benefits recorded at the statutory rate as a result of our net loss.
Liquidity and Capital Resources
     Generally. Our principal sources of funds will be undistributed operating cash flows, borrowings and the net proceeds of future issuances of equity securities, including limited partnership interests in our operating partnership, or OP units. As of the date of this prospectus, we have cash resources of approximately $39.0 million and approximately $56.0 million of indebtedness. We expect our future borrowings will consist of, among other sources, selective secured indebtedness and unsecured credit facilities with institutional lenders. We may also borrow through the issuance of long-term debt securities and may issue preferred stock. We may also issue secured or unsecured notes of any maturity if it appears advantageous to do so. In the event that we are unable to secure lines of credit or collateralized financing on favorable terms, our ability to effect our investment strategy successfully may be significantly impacted and returns to investors may be reduced. Our ability to incur additional debt to fund acquisitions is dependent upon our existing leverage, the value of our assets we are attempting to leverage and general economic conditions which may be outside of our influence.
     If we default in the payment of interest or principal on any debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt, requiring us to immediately repay all outstanding principal. If we are unable to make such payment, our lender could foreclose on any of our assets that are pledged as collateral to such lender. The lender may also be able to sue us or force us into bankruptcy. Any such event would likely have a material adverse effect on the value of an investment in our common stock. Our current debt obligations do not include any financial or restrictive covenants. However, we expect that future debt obligations will contain such restrictions.
     Dividends. Our board of directors has established an initial dividend policy that targets distribution of approximately 20% to 40% of our after-tax cash flow, taking into account any necessary capital reserves. We declared (i) a dividend of $0.02 per share to record holders of our common stock on February 9, 2006, which was paid on February 21, 2006 and (ii) a dividend of $0.03 per share to record holders of our common stock on May 18, 2006, which was paid on May 30, 2006. However, any determination to pay cash dividends, including the timing of the related record date and payment date, will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
     Short-Term Liquidity Requirements. We expect to meet our short-term liquidity requirements generally through the net proceeds from this offering, additional issuances of equity securities, including OP units, undistributed operating cash flows and borrowings. We intend to finance our investments primarily with debt whose term and interest rate characteristics match the term and characteristics of the cash flows from our investments. However, there may be instances where we finance a real estate asset subject to a lease term exceeding 15 years with debt that matures earlier than the lease term. We expect our investments to be leveraged at an approximate loan-to-cost ratio on average of between 65% and 75%.
     Long-Term Liquidity Requirements. We expect to meet our long-term liquidity requirements, specifically the repayment of debt and our investment funding needs, through the additional issuances of equity securities, including OP units, undistributed operating cash flows, borrowings and the liquidation or refinancing of our assets. We believe that the value of these assets is, and will continue to be, sufficient to repay our debt at maturity under either scenario. However, our ability to meet our long-term liquidity requirements is subject to obtaining additional equity and debt financing. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our then credit arrangements, industry and market trends, the availability of capital and our investors’ and lenders’ policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities.
     We expect that the net proceeds from this offering, our projected undistributed operating cash flows and our expected financings will satisfy our liquidity needs over the next 12 months.
     Our principal liquidity needs are the payment of interest and principal on outstanding indebtedness. As of the date of this prospectus, seven of our properties were subject to outstanding mortgages which had an aggregate principal amount of approximately $56 million and a weighted-average interest rate of approximately 5.5%. Balloon payment amounts on all existing mortgages are due in 2015 through 2020. Balloon payments aggregating $18.1 million, having a weighted average interest rate of 5.2%, are due in 2015; balloon payments aggregating $14.7 million, having a weighted average interest rate of 5.6% are due in 2016; balloon payments aggregating $6.7 million, having an interest rate of 6.5% are due in 2019; and balloon payments aggregating $5.9 million, having an interest rate of 5.5%, are due in 2020. Our ability to make such balloon payments will depend upon our ability to refinance the mortgage related thereto, sell the related property, or access other capital. Our ability to accomplish such goals will be affected by numerous economic factors affecting the real estate industry, including the availability and cost of mortgage debt at any time, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties, the then current tax laws and the general national, regional and local economic conditions.
     We expect to continue to use property specific, non-recourse fixed-rate mortgages as we believe that by properly matching debt obligation, including balloon maturity risk, with lease expiration, our cash-on-cash returns increase and the exposure to residual valuation risk is reduced.
Inflation
     Certain of our long-term leases on our assets contain provisions to mitigate the adverse impact of inflation on our operating results. Such provisions include clauses entitling us to receive (i) scheduled fixed base rent increases and (ii) base rent increases based upon the consumer price index. In addition, nine out of our ten leases require the tenant to pay all operating expenses, including maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. One of these nine leases requires us to pay real estate taxes in excess of certain thresholds. The other lease requires us to pay real estate taxes up to a cap and the costs of base-building HVAC. In addition, our leases are structured in a way that minimizes our responsibility for capital improvements so that either the tenant is responsible for most capital improvements or funding of capital improvements by the landlord will be repaid through increased rent payments.
Environmental Matters
     Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, as an owner of real property, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under our properties, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and our liability therefor could exceed the value of the property and/or our aggregate assets. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent that property or to borrow using that property as collateral, which, in turn, would reduce our revenues and ability to make distributions.
     A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although tenants under net leases are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of a tenant to satisfy any obligations with respect to the property leased to that tenant, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

     From time to time, in connection with the conduct of our business, and prior to the acquisition            of any property from a third party or as may be required by our financing sources, we authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our properties. There can be no assurance, however, that the environmental reports will reveal all environmental conditions at our properties or that the following will not expose us to material liability:
•	the discovery of previously unknown environmental conditions;

•	changes in law;

•	activities of tenants; or

•	activities relating to properties in the vicinity of our properties.
     We have had a Phase I environmental report completed for each of our current properties. No Phase II environmental report has been necessary for our current properties.
     Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.
Contractual Obligations
     The following table summarizes our known contractual obligations as of March 31, 2006 ($000s):

	Three
	months
	ended
	June 30,	Year ended June 30,					After
	2006	2007	2008	2009	2010	2011	2011	Total
Mortgages payable—scheduled amortization	$147	$705	$737	$786	$830	$876	$6,052	$10,133
Mortgages payable—balloon maturities	—	—	—	—	—	—	38,697	38,697
Purchase obligations(1)	—	20,556	—	—	—	—	—	20,556
Operating lease obligations(2)	61	244	244	244	244	244	4,030	5,311
Advisory Agreement(3)	$—	$—	$—	$—	$—	$—	$—	$—

Total	$208	$21,505	$981	$1,030	$1,074	$1,120	$48,779	$74,697

(1)	Represents estimated capitalized cost, net of deposit, for the property under contract located in Morris County, New Jersey.
(2)	Represents ground lease payments on Lavonia, Georgia facility and Tempe, Arizona facility.
(3)	Contractual obligations related to the advisory agreement are dependent on shareholders’ equity, as defined in the advisory agreement, in future periods and accordingly cannot be determined as of the date of this prospectus. For a discussion of the contractual obligations under the advisory agreement, see “Our Advisor and the Advisory Agreement—Advisory Fees and Incentive Distributions”.

Off-Balance Sheet Arrangements
     We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not rely on such transactions for purposes of liquidity, capital resources or for any other purpose; however, our strategy contemplates our entering into joint ventures which may consist of unconsolidated entities or financial partnerships. Further, we have not guaranteed any obligations of unconsolidated entities, nor do we have any commitment or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.
Quantitative and Qualitative Disclosures about Market Risk
     Our primary exposure to market risk relates to our debt, specifically interest rates. As of the date of this prospectus, all of our debt is fixed-rate and we have no variable rate indebtedness. Interest rate risk is highly sensitive to many factors including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.
     In addition, our investments are subject to credit risk. We believe that the extent of our credit risk exposure is dependent on risks associated with commercial real estate and the creditworthiness of our tenants. Commercial property values and net operating income from such properties are subject to volatility and may be adversely affected by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design, demographic factors; retroactive changes to building or similar codes; and increases in operating expenses. The creditworthiness of our tenants may be adversely affected by factors that are beyond our control, including, but not limited to, economic conditions generally and specifically in each tenant’s industry segment.

OUR BUSINESS AND PROPERTIES
Overview
     We are a recently formed real estate operating company created to capitalize on the use of net lease finance structures in non-traditional real estate sectors and property types. Our targeted investments include general use properties with private or middle market type tenants that are either unrated or that have credit ratings below investment grade, special purpose properties, non-U.S. located properties with U.S. dollar denominated rent, and other specialized facilities or assets integral to the operations of our tenants. By focusing on investments that require us to integrate fundamental real estate underwriting and tenant credit underwriting, we believe we will achieve higher unleveraged yields than those available from traditional net lease real estate investments. Our principal business objective is to maximize stockholder returns through a combination of capital appreciation, growth in both earnings and cash flow per share, and dividends.
     We are externally advised by LXP Advisory LLC, an indirect subsidiary of Lexington, which we refer to as our Advisor. Lexington is a real estate investment trust, or REIT, specializing in the acquisition, ownership and management of a geographically diverse portfolio of net lease office, industrial and retail properties. As of March 31, 2006, Lexington had ownership interests in 190 properties, including through unconsolidated joint venture investment programs and us, which were located in 39 states and The Netherlands and contained an aggregate of approximately 40.3 mi llion net rentable square feet. We benefit from the resources and experience of Lexington, including its extensive acquisition and financing network, which are available to us through our Advisor, to execute our strategy.
     On July 23, 2006, Lexington entered into a definitive Agreement and Plan of Merger with Newkirk Realty Trust, Inc., or NRT, a Maryland corporation, pursuant to which NRT will merge with and into Lexington. The merger is subject to numerous closing conditions and is expected to close in the fourth quarter of 2006.
Formation Transactions
     Initial Formation. We were organized as a corporation in the State of Delaware on August 24, 2005. Our fiscal year ends on June 30th. We have jointly elected with Lexington to be treated as a “taxable REIT subsidiary” of Lexington under the Internal Revenue Code of 1986, as amended, or the Code, which enables Lexington, as a REIT, to own more than 10% of our capital stock.
     In connection with our initial formation, Lexington subscribed for 100 shares of our common stock for an aggregate purchase price of $10.00 and T. Wilson Eglin was appointed to our board of directors, as our sole initial director. Mr. Eglin is the Chief Executive Officer, President and Chief Operating Officer and a Trustee of Lexington.
     Incentive Plan. Subsequent to our formation, our sole director and sole initial stockholder adopted the Lexington Strategic Asset Corp. 2005 Equity Incentive Compensation Plan, which we refer to as our equity incentive plan. Pursuant to our equity incentive plan, our sole director approved the purchase of an aggregate of 220,000 restricted shares of our common stock by our executive officers for an aggregate purchase price of $110,000. See “Management—Executive Share Purchase/Incentive Awards.”
     Private Offering/Contribution Transaction. On October 6, 2005, we completed a private offering of 6,738,000 shares of our common stock and raised net proceeds of approximately $61.6 million after deducting the initial purchaser’s discount and placement fee and other expenses. On October 24, 2005, in connection with the private offering, Lexington contributed to us its indirect ownership interests in four real estate assets and financing deposits at an asset value equal to Lexington’s book value before depreciation and amortization for three of the real estate assets and Lexington’s contract price for one of the real estate assets less the amount of mortgages that we assumed on three of the real estate assets. No appraisals were obtained by us on these real estate assets. In exchange, we issued to Lexington 3,319,600 shares of our common stock having an aggregate value of approximately $33.2 million based on the offering price in the private offering of $10.00 per share.
     Board of Directors. Upon completion of our private offering, E. Robert Roskind, William J. Borruso, Daniel M. Cain and Joan H. Fallon were appointed to our board of directors. We believe that Messrs. Borruso and Cain and Ms. Fallon qualify as “independent” directors under the listing standards of the Nasdaq Global Market (SM). We refer to Messrs. Borruso and Cain and Ms. Fallon as our independent directors. After joining our board of directors, each of our independent directors received a grant of 3,000 shares of our common stock.
     We refer to our initial formation, our private placement and the contribution transaction collectively as our formation transactions.

Our Strategy
     Overview. We target a spread of approximately 200 to 300 basis points between the average annual yield and the interest cost on our long-term, fixed-rate financing, which, in the current market, results in an average annual yield on our investment of between approximately 8% to 10%. We calculate average annual yields by dividing the average annual rent on a pre-tax basis, net of our portion of property level operating expenses, by the purchase price. We generally expect that upon our acquisition of these assets, the assets will either be subject to an existing long-term net lease or we will have arranged for a long-term net lease with the tenant or user that will be consistent with our leasing and management objectives. Whenever possible, we structure our net leases to include periodic rental rate escalations and to minimize our responsibility for capital improvements. Net leases are generally characterized as leases in which the tenant bears all or substantially all of the costs and/or cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance. We also intend to invest in other specialized facilities, as well as equipment integral to the operations of real estate, which we expect will be subject to net leases or other contracts and will provide us with an attractive return on our equity investment and accelerated depreciation, which may offset a portion of our taxable income. Our investments may take the form of direct equity ownership, joint ventures with operators and developers or other structured ownership.
     Targeted Investments. We target assets for investment that we believe are not being actively pursued by other net lease companies, and produce attractive unleveraged yields, including:
•	General Purpose Real Estate—office, retail, and industrial properties in the United States net leased to private and middle market type tenants, most of which are either unrated or have credit ratings below investment grade.

•	Special Purpose Real Estate—net lease special purpose properties in the United States, such medical buildings, data centers, golf courses, theaters, hotels and auto dealerships.

•	Non-U.S. Net Lease Properties in the Americas—net lease properties in the Americas outside of the United States with rent payments denominated in U.S. dollars that are typically leased to U.S. companies.

•	Specialized Facilities—large scale facilities in the United States supported by net leases or other contracts where a significant component of the facility’s value is in equipment or other improvements, such as manufacturing facilities, power generation assets and cell phone towers.

•	Integral Equipment—net lease equipment and major capital assets located on or within our real estate investments that are integral to our tenants’ operations and to the real estate.
     We believe that our strategy is complementary to Lexington’s core strategy of acquiring and owning general use real estate net leased to tenants with high-grade credit ratings. We benefit from the resources and experiences of Lexington and its principals, which are available to us through our Advisor, in sourcing, underwriting, structuring and financing the acquisition and leasing of net lease assets. We believe that this experience provides us with investment opportunities as well as the underwriting capabilities that are critical in fully evaluating the types of assets in which we invest.
Competitive Strengths
     We believe we enjoy significant competitive strengths, including:
•	Experienced Management Team. Our executive officers, who are also the principal executives of our Advisor, have experience in the fields of real estate investing and finance, including significant experience in all aspects of net lease finance and acquisition, capital markets, transaction structuring and risk management, providing us with significant expertise in the key areas of our business. On average, these individuals have worked at Lexington and its predecessor companies for approximately 17 years, providing continuity of senior management.

•	Acquisition Network. From January 1, 2003 through December 31, 2005, Lexington acquired, for its own account or on behalf of its joint venture investment programs and one managed account, 106 properties with a gross investment value of more than $2.4 billion across a broad spectrum of transaction structures, tenant credit profiles, and asset types. Lexington has developed an extensive network of contacts that we believe will allow our Advisor to continue to source potential investment opportunities for us. To date, our Advisor has sourced investment opportunities for us exceeding $ in the aggregate.

•	High Targeted Returns. We target a spread of approximately 200 to 300 basis points between the average annual yield and the interest cost on our long-term, fixed-rate financing, which, in the current market, results in an average annual yield on our investment of between approximately 8% to 10%. We expect these return targets to result in an attractive return on equity for our stockholders.

•	Attractive Lease Structures. We invest in assets subject to net leases in order to minimize the impact to us from increasing property-level expenses. Whenever possible, we structure our net leases to include periodic rental rate escalations and to minimize our responsibility for capital improvements.

•	Comprehensive Sale/Leaseback Financing. We believe that we are one of a few net lease real estate companies that can provide sale/leaseback financing as a comprehensive solution to financing all of a company’s key properties ranging from manufacturing facilities to warehouse facilities to office facilities as well as provide financing on its integral equipment.

•	Capital Recycling. An important component of achieving our business objectives is the active management of our portfolio, which includes the opportunistic disposition of assets through outright sales or contributions to joint ventures that allow us to increase returns to our stockholders. We expect to be able to recycle after-tax capital opportunistically and freely because we are organized as a taxable domestic corporation. We believe that this will benefit capital appreciation and cash flow per share, while enabling us to pay an attractive dividend to our stockholders.
     Underwriting. We intensively evaluate the credit of the prospective tenants at the properties we acquire, including a thorough review of the prospective tenant’s financial statements, as well as the residual value of the asset and the importance of the asset to the prospective tenant’s operations. Some of our tenants do not, and some of our prospective tenants may not , have a credit rating from one of the nationally recognized credit rating agencies in these cases we obtain a “shadow rating” from a third party research firm. Our underwriting process seeks to assess and properly price these factors into the terms of our purchase contracts and leases.
     Debt Financing. We intend to finance our real estate investments primarily with mortgage debt whose amortization, term and interest rate characteristics match the term and characteristics of the cash flows from the underlying investments. We intend to finance our real estate investments with long-term, non-recourse mortgage debt that is generally fixed-rate in nature. We believe that long-term, non-recourse fixed-rate mortgage debt is the most effective way to limit our exposure to changes in interest rates. When possible, we use cash balances to acquire an asset and thoroughly survey our financing options prior to procuring permanent financing. Lexington has developed an extensive network of relationships that, since the beginning of 2003 through December 31, 2005, has enabled it, for itself and on behalf of its joint venture investment programs and managed account, to secure over $1.3 billion of long-term, non-recourse fixed-rate mortgage debt. We expect our portfolio to be leveraged at an approximate loan-to-cost ratio on average of between 65% and 75%. As of the date of this prospectus, the loan-to-capitalized cost ratio of our portfolio was approximately 50%.
     Diversification. We may enter into joint ventures with other real estate operating companies (including affiliated entities), accredited individual investors, institutional investors, investment banks and certain tenants, which we believe may mitigate our risk in certain assets and increase our return on equity to the extent we earn management or other fees. We intend to diversify our portfolio by geographic location and by tenant industry segment.
Targeted Investments
     Although we intend to invest as described in this prospectus, our investment decisions will depend on changing market conditions. As a result, we cannot predict with any certainty the percentage of our assets that will be invested in each category. Lexington has a history of successfully identifying opportunities in changing market conditions where appropriate risk adjusted returns can be achieved. Our Advisor seeks to identify those opportunities for us to manage corresponding liabilities and to mitigate financial risks.
     Some of our targeted investments may also be suitable investments for Lexington or other existing entities controlled by Lexington, giving rise to potential conflicts of interest. Lexington has adopted a conflicts policy in an effort to provide fair treatment of Lexington and us with respect to investment allocation. Lexington, however, may alter the conflicts policy at any time without notice to or input from our stockholders, provided a majority of the independent members of our board of directors approves such change. See “Certain Relationships, Related Party Transactions and Conflicts—Existing Joint Ventures with Exclusivity Provisions.”
     We may change our investment strategy and policies without a vote of our stockholders. We may acquire assets from Lexington upon approval of a majority of our independent directors in accordance with our investment guidelines.

     General Purpose Real Estate. We invest in office, retail, distribution and manufacturing properties in the United States, net leased to unrated and non-investment grade credits. We seek to acquire portfolios and individual properties that are leased under long-term net leases. We believe there is significantly less competition for the acquisition of property portfolios containing a number of net lease properties in more than one geographic region. We also believe that Lexington’s geographical diversification and acquisition experience allows us to compete effectively for the acquisition of such net lease properties.
     We believe that we are one of a few net lease real estate companies that can provide sale/leaseback financing as a comprehensive solution to financing all of a company’s key properties ranging from manufacturing facilities to warehouse facilities to office facilities, located throughout the Americas. We target sale/leaseback transactions with companies sponsored by private equity and leveraged buyout firms.
     Specialized Purpose Real Estate. We intend to invest in net lease special purpose properties in the United States, such as medical buildings, data centers, golf courses, theaters, hotels and auto dealerships. We intend to pursue acquisitions of high-quality specialized use properties from operators with a strong regional or national market presence. We believe that there are opportunities in sale/leaseback transactions with owner operators of these types of properties.
     Non-U.S. Net Lease Real Estate in the Americas. We expect to invest in certain net lease properties in the Americas outside of the United States with rent payments denominated in U.S. dollars that are typically leased to U.S. companies when we believe there are attractive after-tax yields available to us. We intend that any such investments will be located in foreign markets in the Americas, including Mexico and the Dominican Republic. Investing in real estate assets located in foreign countries creates risks associated with uncertainty of foreign laws and markets and risks related to currency conversion. We will attempt to mitigate such currency risks by only investing in real estate with U.S. dollar denominated rent.
     We may be subject to foreign income tax with respect to our non-U.S. net lease real estate. However, any foreign tax credit that otherwise would be available to us for U.S. federal income tax purposes will not flow through to our stockholders.
     Specialized Facilities. We intend to invest in large-scale net lease facilities in the United States supported by net leases or other contracts where a significant component of the facility’s value is in equipment or other improvements, such as manufacturing facilities, power generation assets and cell phone towers.
     Integral Equipment Leasing. We intend to acquire and invest in a variety of net lease equipment and major capital assets located on or within our real estate investments that are integral to our tenants’ operations and to the real estate. During our evaluation of a prospective tenant’s business, we will be able to explore the unique needs of that business and offer a convenient financing solution. Because of the potential tax benefits to the tenant, we believe that there are opportunities in sale/leaseback transactions involving equipment integral to our tenants’ operations.

Our Assets
     Current Portfolio. As of      , 2006, our portfolio consisted of ownership interests in the following properties:
Properties as of the date of this prospectus:

										Average
				Net						Annual
Location of	Nature of			Rentable		Capitalized		Estimated		Rent,		Initial		Average		Amount of
Facility;	Indirect		Base Lease	Square		Costs		NOI(4)		Net(5)		Capitalization		Annual		Mortgage	Interest
Tenant/Guarantor	Interest(1)	Type of Property	Expiration	Footage(2)		($000s)(3)		($000s)		($000s)		Rate(6)		Yield(7)		($000s)	Rate
Knoxville, Tennessee; Alstom Power, Inc.	Fee simple	General Use	Oct-2014	84,400		$12,249		$975		$1,154		8.0%		9.4%		$7,800	5.3%
Jacksonville, Florida; AmeriCredit Corp.	Fee simple	General Use	Jun-2011	85,000		$14,761		$1,357		$1,112		9.2%		7.5%		$5,805	5.1%
Tulsa, Oklahoma; Metris Companies, Inc.	Fee simple	General Use	Jan-2010	101,100		$13,873		$1,307		$1,307		9.4%		9.4%		$7,688	5.1%
Lavonia, Georgia; TI Group Automotive Systems, LLC	Ground Lease(8)	General Use	May-2020	133,200		$14,374		$1,200		$1,200		8.3%		8.3%		$10,037	5.5%
Omaha, Nebraska; InfoCrossing, Inc	Fee simple	Special Purpose	Nov-2025	86,800		$12,914		$1,167		$1,167		9.1%		9.1%		$9,000	5.6%
Tempe, Arizona; InfoCrossing, Inc.	Ground Lease(9)	Special Purpose	Dec-2025	60,000		$12,196		$1,128		$1,128		9.3%		9.3%		$8,500	5.6%
Crossville, Tennessee; Dana Corporation	Fee simple	General Use	Aug-2016(10)	222,200		$7,439	(10)	$692	(11)	$692	(11)	9.4%		9.4%		$—	—
Oklahoma City, Oklahoma; American Golf Corporation	Fee simple	Special Purpose	Dec-2017	13,924	(12)	$5,260		$475		$475		9.0%		9.0%		$—	—
The Woodlands, Texas; Montgomery County Management Company, LLC	Fee simple	Special Purpose	Oct-2019	41,000		$10,010		$718		$807		7.2%		8.1%		$7,500	6.5%
Plymouth, Indiana; Bay Valley Foods, LLC	Fee simple	General Use	Jun-2015	300,500		$8,984		$763		$802		8.5%		8.9%		$—	—
Properties under contract:
Morris County, New Jersey; CAE, Inc.	Fee simple	Special Purpose	Aug-2021	75,700		$24,239	(13)(14)	$2,221	(13)	$2,306	(13)	9.2	%(13)	9.5	%(13)	$—	—

Total/Weighted-Average				1,203,824		$136,299		$12,003		$12,150		8.8%		8.9%		$56,330	5.5%

(1)	100% unless otherwise noted.
(2)	Approximate.
(3)	Includes (i) deferred tax liabilities of $112,600 (Knoxville, Tennessee), $104,000 (Jacksonville, Florida), $669,800 (Tulsa, Oklahoma), and $33,000 (Lavonia, Georgia); and (ii) estimated closing costs of $9,000 (Knoxville, Tennessee), $34,900 (Jacksonville, Florida), $14,000 (Tulsa, Oklahoma), $16,700 (Lavonia, Georgia, $64,400 (Omaha, Nebraska), $46,500 (Tempe, Arizona), $51,600 (Crossville, Tennessee), $9,500 (Oklahoma City, Oklahoma), $10,000 (The Woodlands, Texas), and $84,300 (Plymouth, Indiana).
(4)	Calculated by subtracting our portion of estimated property level expenses, if any, under the applicable lease from the tenant’s rent payment obligations for the period January 1, 2006 through December 31, 2006 and for the period July 1, 2006 through June 30, 2007 for the properties in Oklahoma City, Oklahoma, The Woodlands, Texas and Plymouth, Indiana.
(5)	Calculated by subtracting our portion of estimated property level expenses, if any, under the applicable lease from the rental income expected to be realized over the base term of the respective lease and is not of any amortization of above-market leases.
(6)	Calculated by dividing estimated net operating income by the capitalized cost.
(7)	Calculated by dividing the average annual rent, net by the capitalized cost.
(8)	We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease and payment of $10.00. We are not likely to exercise the purchase option until the tax abatement benefits expire in 2015.
(9)	Ground lease expires in December 2082 and requires current annual rent of $244,248, which is paid directly by the tenant.
(10)	An expansion of the property was completed on June 16, 2006.

(11)	Includes annual rent in the amount of $229,450 on the expansion which will commence on September 14, 2006. We are obligated to fund the costs for the construction of the expansion, in the approximate amount of $2.4 million, out of which $1.5 million was funded as of the date of this prospectus, and the balance of the original purchase price in an amount equal to $0.3 million when rent on the expansion commences on September 14, 2006. The balance of the costs for construction are expected to be funded in August 2006.

(12)	Consisting of golf cart garage and full service golf club.

(13)	Estimated.

(14)	Includes $95,000 of estimated closing costs.
     Additional Investments Under Review. As of the date this prospectus, we also have identified, through our Advisor, approximately              additional investments that are under preliminary consideration for potential investment for an aggregate purchase price of approximately $        , of which 9 properties representing an aggregate purchase price of approximately $35.5 million are under non-binding letters of intent. We have determined that, as of the date of this prospectus, these investments are not probable. Upon further due diligence or for other reasons, we may decide not to pursue or we may not be able to complete all or any of these transactions.
Investment Process
     In making investments and management decisions on our behalf, our Advisor utilizes a carefully formulated strategy that begins with the sourcing of potential investments. We typically focus on investments from sources where Lexington has a strategic advantage or a direct relationship with the counterparty. Our investment strategy is based on a very selective and disciplined approach that integrates Lexington’s due diligence capacity and detailed asset and credit underwriting processes as well as Lexington’s experience in structuring complex investments with multiple real estate, financial and legal considerations.
     To limit our due diligence costs, all potential investments that fall within our investment guidelines are reviewed by our investment committee for overall compatibility with our investment portfolio. Following a decision to pursue an investment, each transaction, whether a single asset or a portfolio of assets, is subject to a thorough review of the asset, the lessee and the associated transaction structure. Over the years, Lexington has developed a rigorous and disciplined approach that allows us to determine whether a prospective investment can achieve our targeted, risk-adjusted returns.
     Lexington also evaluates each potential lessee’s financial strength, growth prospects, competitive position within its respective industry and a potential investment’s strategic location and function within a lessee’s operations or distribution systems. Lexington believes that its comprehensive underwriting process is critical to the assessment of long-term profitability of any investment by us.
     The following is a description of Lexington’s and our Advisor’s activities during each stage of the investment process:
     Sourcing Potential Investment Opportunities. Including Lexington’s predecessor entities, Lexington has been in the real estate business for over 30 years and has developed an extensive network of relationships with corporations, commercial banks, insurance companies, investment banks, opportunity funds, national and regional real estate brokers, private equity firms, and real estate operators and owners. During the 12 months ended December 31, 2005, Lexington, through its network of relationships, sourced potential investment opportunities for us exceeding $ , some of which may be subject to a right of first offer by one of Lexington’s joint venture investment programs. Lexington and its staff of more than 20 investment and asset management professionals seek to source transactions for us through this network of relationships. Through our Advisor, we believe that Lexington’s core real estate competency, coupled with its structuring flexibility and creativity, gives us an advantage in net lease transactions.
     Screening and Pursuit of Potential Transactions. All investments are screened prior to committing underwriting resources and are reviewed by our investment committee for overall suitability. For each potential investment our Advisor calculates an internal rate of return, or IRR, and calculates the current return on investment. If these preliminary returns are acceptable, our Advisor performs certain other due diligence tasks that may reasonably be expected to provide relevant and material information as to the value of the investment. In making the determination to make an offer to acquire an investment, our Advisor reviews and analyzes the:
•	potential investment’s design, construction quality, efficiency, functionality and location with respect to the immediate sub-market, city and region;

•	lease integrity with respect to term, rental rate increases, corporate guarantees and property maintenance provisions;

•	present and anticipated conditions in the local real estate market; and

•	prospects for selling or releasing the potential investment on favorable terms in the event of a vacancy.
     Due Diligence. In addition to the preliminary due diligence performed prior to making an offer to purchase an investment, our Advisor also evaluates each potential lessee’s financial strength, growth prospects, competitive position within its respective industry and a property’s strategic location and function within a lessee’s operations or distribution system. This includes a thorough review of the potential lessee’s financial statements, and, if the potential lessee is unrated, the procurement of a “shadow rating” from a third party research firm. We believe our Advisor’s comprehensive underwriting process is critical to the assessment of long-term profitability of any investment by us.
Investment Guidelines
     Our board of directors has adopted the following guidelines for our investments and borrowings, which guidelines maybe changed upon the approval of our independent directors:
•	no investment may be made that would cause us to be regulated as an investment company under the Investment Company Act of 1940;

•	no more than 20% of our equity, determined as of the date of acquisition of investment, may be invested in any single asset;

•	the loan-to-value ratio on our portfolio may not exceed 75% of the total purchase price of the assets in our portfolio, depending on the characteristics of our portfolio;

•	we may not co-invest with our Advisor or any of its affiliates unless our investment committee determines that (i) the co-investment is otherwise in accordance with these investment guidelines and (ii) the terms of the co-investment are at least as favorable to us as to our Advisor or the affiliate (as applicable) making such co-investment;

•	no more than 20% of our equity, determined as of the date of an investment, may be invested in assets located outside of the United States; and

•	no more than 20% of our equity, determined as of the date of an investment, may be invested in equipment assets.
     Before we engage in any transaction, we must obtain our investment committee’s approval. Upon the approval of our investment committee, our Advisor may engage in transactions for investments meeting these guidelines without the approval of our board of directors if such transaction or series of related transactions have a purchase price less than $25.0 million. Our Advisor is required to seek the approval of a majority of our board of directors before it engages in a transaction or series of related transactions with a purchase price in excess of $25.0 million. Our Advisor is also required to seek the approval of a majority of the independent members of our board of directors for: (i) any transaction that would involve the acquisition by us of an investment in which our Advisor or any of its affiliates has an ownership interest, or the sale by us of an investment to our Advisor or any of its affiliates, (ii) any investment by us entered into with our Advisor or any of its affiliates, and (iii) any circumstances where our Advisor is subject to an actual or potential conflict of interest because it manages both us and another person with whom we have a contractual relationship.
Investment Committee
     Our investment committee consists of our executive officers, E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix, who are also senior officers of Lexington. Our investment committee has authority delegated to it by our board of directors to authorize transactions consistent with our investment guidelines. As noted above, our investment guidelines require that (i) our investment committee must approve all transactions, (ii) transactions with a purchase price in excess of $25.0 million must be approved by a majority of our board of directors and (iii) all related party transactions must be approved by a majority of the independent members of our board of directors.
Asset Management
     With respect to managing the investments made by us, our Advisor seeks to address the following issues:

•	Tenant Relations and Lease Compliance. Our Advisor maintains close contact with our lessees in order to understand their future real estate and integral equipment needs. Our Advisor monitors the financial, property and equipment maintenance and other lease obligations of our tenants through a variety of means, including periodic reviews of financial statements and physical inspections of our assets. Our Advisor performs annual physical inspections of our investments where we have an ongoing obligation with respect to the maintenance of the asset and for all investments during each of the last three years immediately prior to a scheduled lease expiration. Bi-annual physical inspections are undertaken for all other investments.

•	Extending Lease Maturities. Our Advisor seeks to extend our leases in advance of their expiration in order to maintain a balanced lease rollover schedule and high occupancy levels.

•	Revenue Enhancing Property Expansions. Our Advisor undertakes selective expansions of our properties based on lessee requirements. We believe that selective property expansions provide us with attractive rates of return on our equity investment, and we actively seek such opportunities.

•	Dispositions and Redeployment of Assets. Our Advisor may determine to dispose of an asset if it deems such disposition to be in our best interest. Disposition of assets may occur through outright sales or contributions to a joint venture that allow us to increase returns. Since we are not organized as a REIT, we believe that our ability to recycle capital opportunistically and freely will differentiate us from certain companies qualified as REITs.
Capital and Leverage Policies
     We finance our real estate investments primarily with mortgage debt whose term, amortization and interest rate characteristics match the term and characteristics of the cash flows from the financed investments. We finance our real estate investments with non-recourse mortgage debt that is generally fixed-rate in nature. We believe that long-term, non-recourse fixed-rate mortgage debt is the most effective way to limit our exposure to changes in interest rates. When possible, we use cash balances to acquire an asset and thoroughly survey our financing options prior to procuring permanent financing.
     We intend to finance our investments in equipment using variable-rate financing products when fixed-rate financing products are not appropriate.
     We expect our portfolio to be leveraged at an approximate loan-to-cost ratio on average of between 65% and 75%. As of the date of this prospectus, the loan-to-capitalized cost ratio of our portfolio was approximately 50%.
Competition
     We are subject to significant competition in seeking investments. We compete for real estate investments with commercial developers, real estate companies, financial institutions, insurance companies, pension funds, private companies, individuals and other investors. We compete for equipment investments with national, regional and local banks, savings banks, leasing companies and other financial institutions; captive finance and leasing companies affiliated with major equipment manufacturers; and other sources of equipment lease financing, including publicly-offered partnerships. Many of our competitors are substantially larger, more experienced and have considerably greater financial, technical and marketing resources than either we or our Advisor has.
Employees
     We have no employees. All our executive officers are officers of our Advisor and employees of Lexington.
Legal Proceedings
     As of the date of this prospectus, we are not a party to any, and have no knowledge of any threatened, material legal proceedings.

DESCRIPTION OF REAL ESTATE ASSETS
Owned Properties
     Knoxville, Tennessee Facility. The facility in Knoxville, Tennessee is a three-story office building constructed in 1997, containing approximately 84,400 square feet located on an approximately 5.62 acre site. We refer to the land and building as the Knoxville facility. The Knoxville facility is located approximately 10 miles east of downtown Knoxville, within Centerpoint Business Park, a campus-style office park development.
     Lexington Centerpoint L.P., a Delaware limited partnership, acquired fee simple title to the Knoxville facility on March 15, 2005. The general partner and holder of 0.1% of the interests in the capital, profits and losses of Lexington Centerpoint L.P. is Lexington Centerpoint Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 99.9% of the interests in the capital, profits and losses of Lexington Centerpoint L.P., as a limited partner thereof. On October 24, 2005, as part of the contribution transaction, we acquired our interests in Lexington Centerpoint L.P. and Lexington Centerpoint Manager LLC from Lexington for approximately $4.3 million plus the assumption of a non-recourse first mortgage loan secured by the Knoxville facility in the original principal amount of $7.8 million.
     The Knoxville facility is 100% leased to Alstom Power, Inc., or Alstom, through October 31, 2014 under the terms of a modified gross lease with an expense stop, referred to herein as the Alstom lease. Alstom is a wholly owned subsidiary of Alstom Power S.A., which designs, builds and services technologically advanced products and systems for the world’s energy and transport infrastructure. Alstom Power S.A. does not guarantee Alstom’s obligations under the Alstom lease. Alstom does not have a credit rating.
     The Knoxville facility is mainly used for the design, construction, start up, and operation of environmental enhancement and monitoring devices and systems for major power plants.
     Under the Alstom lease:
•	the current annualized minimum rent is approximately $1.4 million, which increases on July 1 of each lease year by 3.0%;

•	we are responsible for annual operating expenses at the Knoxville facility up to an amount equal to $0.5 million and Alstom is responsible for all annual operating expenses in excess of that amount;

•	we are responsible for repairs and maintenance of the roof, foundation, basement, structural components, mechanical systems, electrical systems and plumbing systems;

•	the expiration of the base term of the lease is October 31, 2014 and Alstom has two renewal options of five years each at a rent determined to be fair market value at the time of renewal;

•	Alstom is required to maintain an irrevocable letter of credit in the amount of $4.0 million through October 31, 2014 with the landlord as the sole beneficiary, which has been assigned to the lender of the mortgage secured by the Knoxville facility; and

•	Alstom has the right to terminate the lease on June 30, 2012 with 12 months’ advance written notice and upon payment of a termination penalty in the amount of six months additional rent for calendar year 2012, plus $1.1 million for unamortized tenant improvements and leasing commissions, which will be assigned to the lender of the mortgage secured by the Knoxville facility to pay costs incurred in obtaining new leases.

     As of the date of this prospectus, the Alstom lease represented approximately 11.7% of our average annualized net rent.
     There are no present plans for further improvement or development of the facility.
     The Knoxville facility is subject to a non-recourse first mortgage loan in the original principal amount of $7.8 million. As of the date of this prospectus, the balance remaining on the loan was $7.8 million. The loan:
•	bears interest at a fixed rate of 5.3% per annum;

•	requires monthly payments of principal and interest in the amount of $43,362;

•	does not allow prepayment before February 1, 2015 without lender consent and payment of a prepayment penalty of at least 1% of the amount being prepaid;

•	allows defeasance after the two-year period following the securitization of the loan, subject to at least 60 (but not more than 90) days’ notice and certain other conditions; and

•	matures on May 1, 2015 at which time a balloon payment of $6.7 million is due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that the Knoxville facility is adequately covered by insurance.
     Jacksonville, Florida Facility. Our facility in Jacksonville, Florida is a two-story office building constructed in 2001, containing approximately 85,000 square feet located on a 12.33 acre site. We refer to the land and building as the Jacksonville facility. The Jacksonville facility is located in Orange Park, Florida, approximately 14 miles southwest of downtown Jacksonville, within the newly developed, 1,680-acre Fleming Island Plantation master-planned community.
     Lexington Jacksonville L.P. acquired fee simple title to the Jacksonville facility on April 13, 2005. The general partner of Lexington Jacksonville L.P. is Lexington Jacksonville Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of interests in the capital, profits and losses of Lexington Jacksonville L.P., as a limited partner thereof. On October 24, 2005, as part of the contribution transaction, we acquired our interests in Lexington Jacksonville L.P. and Lexington Jacksonville Manager LLC from Lexington for approximately $8.8 million plus the assumption of a non-recourse first mortgage secured by the Jacksonville facility in the original principal amount of $5.8 million.
     The Jacksonville facility is 100% leased to AmeriCredit Financial Services, Inc., or AmeriCredit, through June 30, 2011 under the terms of a net lease, referred to herein as the AmeriCredit lease. AmeriCredit is a wholly owned subsidiary of AmeriCredit Corp. (NYSE:ACF). AmeriCredit’s obligations under the AmeriCredit lease are guaranteed by AmeriCredit Corp. AmeriCredit Corp. is a leading middle-market auto finance company. As of the date of this prospectus, Standard & Poor’s rated AmeriCredit Corp.’s senior unsecured debt B+ and assigned an issuer credit rating of BB- with a stable outlook.
     Prior to vacating the property in April 2004, AmeriCredit used the Jacksonville facility as a collections operations center. In May 2005, AmeriCredit subleased the Jacksonville facility to Blue Cross and Blue Shield of Florida through April 30, 2008, subject to termination rights granted in the sublease. On January 19, 2006, Blue Cross and Blue Shield of Florida exercised the termination rights granted in the sublease and elected to terminate the sublease as of June 30, 2006. Blue Cross and Blue Shield of Florida conducted call center operations in this space. Pursuant to the terms of the AmeriCredit lease, AmeriCredit remains fully obligated under the AmeriCredit lease.
     Under the AmeriCredit lease:
•	current annualized minimum rent is approximately $1.4 million, which increases on June 1 of each lease year by approximately 2.5%;

•	we are responsible for the payment of annual Florida sales tax on rental income (up to a tax rate of 7%), and base-building HVAC, and AmeriCredit is responsible for all other property operating expenses other than repairs to maintain the roof, foundation, structural components, exterior windows, parking area and light poles;

•	the expiration of the base term of the lease is June 30, 2011 and AmeriCredit has two renewal options of five years each at a rent determined to be 95% of fair market value;

•	AmeriCredit has the right to terminate the lease on May 31, 2008 with 12 months’ advance written notice and upon payment of a termination penalty in the amount of $1.9 million, which will be assigned to the lender of the mortgage secured by the AmeriCredit facility to pay costs incurred in obtaining new leases; and

•	AmeriCredit has the right to require the landlord to construct an additional 15,000 square feet and associated parking at anytime prior to June 1, 2008, the terms of which such expansion must be negotiated in good faith.
     As of the date of this prospectus, the AmeriCredit lease represented approximately 11.3% of our average annualized net rent.
     There are no present plans for the further improvement or development of the Jacksonville facility.

     The Jacksonville facility is subject to a non-recourse first mortgage loan in the original principal amount of approximately $5.8 million. As of the date of this prospectus, the remaining balance on the loan was approximately $5.8 million. The loan:
•	bears interest at a fixed rate of 5.1% per annum;

•	requires monthly payments of principal and interest in the amount of $31,551;

•	does not allow prepayment before February 1, 2015 without lender consent and payment of a prepayment penalty of at least 1% of the amount being prepaid;

•	allows defeasance after the two-year period following the securitization of the loan, subject to at least 60 (but not more than 90) days’ notice and certain other conditions; and

•	matures on May 1, 2015 at which time a balloon payment of $4.9 million is due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that the Jacksonville facility is adequately covered by insurance.
     Tulsa, Oklahoma Facility. Our facility in Tulsa, Oklahoma is a three-story office building constructed in 2000, containing approximately 101,100 square feet located on a 14.64 acre site. We refer to the land and building as the Tulsa facility. The Tulsa facility is located approximately 11 miles southwest of downtown Tulsa, within the Silos Corporate Center, a mature office park.
     Lexington Tulsa L.P. acquired fee simple title the Tulsa facility on April 13, 2005. The general partner of Lexington Tulsa L.P. is Lexington Tulsa Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of Lexington Tulsa L.P., as a limited partner thereof. On October 24, 2005, as part of the contribution transaction, we acquired our interests in Lexington Tulsa L.P. and Lexington Tulsa Manager LLC from Lexington for approximately $5.5 million plus the assumption of a non-recourse first mortgage secured by the Tulsa facility in the original principal amount of $7.7 million.
     The Tulsa facility is 100% leased to Metris Direct, Inc., or Metris, through January 31, 2010, under the terms of a net lease, referred to herein as the Metris lease. Metris’s obligations under the Metris lease are guaranteed by Metris Companies, Inc. Metris Companies, Inc., one of the largest bankcard issuers in the United States, provides financial products and services, primarily to middle-market customers. On December 1, 2005, Metris Companies, Inc. was acquired by HSBC Finance Corporation whose ultimate parent is HSBC Holdings, plc. HSBC Holdings is the one of the largest banking financial services company in the world.
     On September 23, 2005, Lexington Tulsa L.P. sold to the Girl Scouts of Magic Empire Council, Inc. an undeveloped lot consisting of 5.01 acres and comprising a part of the Tulsa facility for gross proceeds of approximately $0.7 million. The Metris lease was amended to reflect Metris’s consent to a subdivision and sale of the undeveloped lot. The net proceeds from the sale were distributed to Lexington and were not contributed to us by Lexington because the sale occurred prior to the consummation of the contribution transaction.
     The Tulsa facility serves as a credit card operations center for customer service, collections and operations.
     Under the Metris lease:
•	current annualized net rent is approximately $1.3 million;

•	Metris is responsible for all property operating expenses; and

•	the expiration of the base term of the lease is January 31, 2010 and Metris has two renewal options of five years each at a rent determined to be fair market value.
     As of the date of this prospectus, the Metris lease represented approximately 13.3% of our average annualized net rent.
     There are no present plans for the further improvement or development of the Tulsa facility.

     The Tulsa facility is subject to a non-recourse first mortgage loan in the original principal amount of approximately $7.7 million. As of the date of this prospectus, the remaining balance under the loan was approximately $7.7 million. The loan:
•	bears interest at a fixed rate of 5.1% per annum;

•	requires monthly payments of principal and interest in the amount of $41,554;

•	does not allow prepayment before March 1, 2015 without lender consent and payment of a prepayment penalty of at least 1% of the amount being prepaid;

•	allows defeasance after the two-year period following the securitization of the loan, subject to at least 60 (but not more than 90) days’ notice and certain other conditions; and

•	matures on May 1, 2015 at which time a balloon payment of $6.5 million is due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that the Tulsa facility is adequately covered by insurance.
     Lavonia, Georgia Facility. Our facility in Lavonia, Georgia is a recently constructed two-story office/ manufacturing building completed in May 2005, containing approximately 133,200 square feet located on a 24.0-acre site. We refer to the land and building as the Lavonia facility. The Lavonia facility is located approximately 94 miles northeast of Atlanta, within the newly constructed Gateway Industrial Park on the Interstate 85 corridor.
     Lexington Livonia TI L.P. acquired a leasehold interest in the ground lease for the Livonia facility on August 8, 2005. The general partner of Lexington Livonia TI L.P. is Lexington Livonia TI Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of Lexington Livonia TI L.P., as a limited partner thereof. On October 24, 2005, as part of the contribution transaction, we acquired our interests in Lexington Livonia TI L.P. and Lexington Livonia TI Manager LLC from Lexington for approximately $14.3 million.
     Fee simple title to the land upon which the Lavonia facility is located is held by the Joint Development Authority of Franklin, Hart and Stephen Counties, which issued Joint Development Authority of Franklin, Hart and Stephen Counties Revenue Bonds (TC Hart County, LLC Project) Series 2004 totaling approximately $13.0 million in connection with the construction of the building. Lexington Livonia TI L.P. is the current holder of these bonds.
     Certain real property tax abatement benefits are available to us and our tenant because the fee simple title to the property is held by the Joint Development Authority of Franklin, Hart and Stephen Counties. The property tax abatement benefits will expire in 2015. The amount of rent payable under the ground lease (which we owe) and the payments due on the revenue bonds (to which we are entitled) are approximately the same, therefore, we are not obligated to make any ground lease rent payments. We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease and payment of $10.00. We are not likely to exercise the purchase option until the tax abatement benefits expire.
     The Lavonia facility is 100% leased to TI Group Automotive Systems, LLC, or TI Auto, through May 31, 2020, under the terms of a net lease, referred to herein as the TI Auto lease. TI Auto’s obligations under the TI Auto lease are guaranteed by TI Automotive Limited. TI Automotive Limited is a leading global supplier of fully integrated fuel storage and delivery systems for cars and trucks and fluid carrying systems for braking and powertrain applications to automakers. As of the date of this prospectus, Standard & Poor’s rated TI Automotive Limited’s senior secured debt BB and assigned an issuer credit rating of BB- with a negative outlook.
     The Lavonia facility serves as production center for low-molded plastic fuel tanks and filler pipes for vehicles built in nearby southern states by BMW, DaimlerChrysler and Hyundai.
     Under the TI Auto lease:
•	current annualized net rent is $1.2 million;

•	TI Auto is responsible for all property operating expenses;

•	we are not responsible for capital improvements, other than the expansion described below;

•	the expiration of the base term of the lease is May 31, 2020 and TI Auto has two renewal options of five years each; the annual rents for the first and second renewal terms will be approximately $1.3 million and $1.3 million, respectively; and

•	if TI Automotive Limited fails to maintain a Standard & Poor’s credit rating of BB- or better, TI Auto must immediately deposit with us either (i) an irrevocable letter of credit or (ii) cash, in an amount equal to three months of rent ($300,000).
     The TI Auto lease grants TI Auto the right at any time during the first 10 years of the initial lease term (through May 31, 2015) to cause us to expand the building by not less than 25,000 square feet. After the completion of this expansion, the initial lease term will be automatically extended, if necessary, so that the expiration of the initial lease term would occur on the date immediately prior to the tenth anniversary of the completion date of such expansion. The base rent for the expansion space will be equal to the resulting monthly amount when the expansion construction costs are amortized over the remaining extended lease term (utilizing an interest rate of 250 basis points over the yield-to-maturity of a U.S. treasury security having a maturity date of 10 years). The expansion rent during any renewal period shall equal the expansion rent of the prior year, increased by 5%.
     As of the date of this prospectus, the TI Auto lease represented approximately 12.2% of our average annualized net rent.
     There are no present plans for the further improvement or development of the Lavonia facility.
     On November 4, 2005, we obtained a non-recourse first mortgage loan in the original principal amount of approximately $10.1 million, which is secured by the Lavonia facility. As of the date of this prospectus, the remaining balance under the loan was approximately $10.0 million. The loan:
•	bears interest at a fixed rate of 5.5% per annum;

•	requires monthly payments of principal and interest in the amount of $61,782;

•	prohibits prepayment for the first 14 years, but allows defeasance after the earlier of (i) four years from the first payment date or (ii) two years from securitization of the loan; and

•	matures in 15 years from the date of origination at which time a balloon payment of approximately $5.9 million will be due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that the Lavonia facility is adequately covered by insurance.
     Omaha, Nebraska Facility. Our facility in Omaha, Nebraska is a two-story data center constructed in 1988 and expanded in 1995, containing approximately 86,800 square feet located on a 3.7 acre site. We refer to the land and building as the Omaha facility.
     LSAC Omaha L.P. acquired fee simple title to the Omaha facility on November 30, 2005 in a sale/leaseback transaction with (i)Structure LLC, or (i)Structure, for a capitalized cost of approximately $12.9 million. The general partner of LSAC Omaha L.P. is LSAC Omaha Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of LSAC Omaha L.P., as a limited partner thereof.
     The Omaha facility is 100% leased to (i)Structure through November 30, 2025 under the terms of a net lease, referred to herein as the Omaha lease.
     (i)Structure is a wholly owned subsidiary of InfoCrossing, Inc. (NASDAQ:IFOX), or InfoCrossing. (i)Structure’s obligations under the Omaha lease are guaranteed by InfoCrossing. InfoCrossing is a national provider of selective IT outsourcing and business processing solutions to “Global 1000” large and medium-size commercial and government enterprises. InfoCrossing does not have a credit rating.

(i)Structure uses the Omaha facility as a data center for selective IT outsourcing support.
Under the Omaha lease:
•	current annualized net rent is approximately $1.2 million;

•	(i)Structure is responsible for all property operating expenses;

•	(i)Structure has two renewal options of ten years each; the base rents during each extended term shall be equal to the then fair market value; and

•	if we decide to offer the Omaha facility for sale to any third party, we must first offer by written notice to sell the Omaha facility to (i)Structure.
     As of the date of this prospectus, the Omaha lease represented approximately 11.9% of our average annualized net rent.
     There are no present plans for further improvement or development of the Omaha facility.
     On March 2, 2006, we obtained a non-recourse first mortgage loan in the original principal amount of approximately $9.0 million, which is secured by the Omaha property. As of the date of this prospectus, the remaining balance on the loan was approximately $9.0 million. The loan:
•	bears interest at a fixed rate of 5.6% per annum;

•	require monthly payments of principal and interest in the amount of $51,724;

•	matures on April 1, 2016 at which time a balloon payment of $7.5 million is due;

•	prohibits prepayment without a premium except during the three months prior to the maturity date;

•	allows defeasance after the earlier of (i) three years after full funding of the loan or (ii) the two years following securitization of the loan, subject to at least 30 days prior written notice and a nominal defeasance processing fee.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that the Omaha facility is adequately covered by insurance.
     Tempe, Arizona Facility. Our facility in Tempe, Arizona is a single-story data center constructed in 1998, containing approximately 60,000 square feet located on an 11.0 acre site. We refer to the land and building as the Tempe facility.
     LSAC Tempe L.P. acquired a leasehold interest in the Tempe facility on December 29, 2005, in a sale/leaseback transaction with (i)Structure for a capitalized cost of approximately $12.2 million. Fee simple title to the land upon which the Tempe facility is located is held by Arizona State University, and is leased under a ground lease through December 2082 with Arizona State University Research Park, Inc., a not-for-profit corporation, which, in turn, subleases the land to LSAC Tempe L.P. under a ground sublease through December 2082.
     Under the ground sublease:
•	current annualized rent is $244,248, which increases on December 17, 2007 and every 10 years thereafter by percentage increase in the CPI over the immediately preceding 10-year period; and

•	in 2027 and 2057, the ground lessor may have the land appraised and the rent will be adjusted to equal 10% of the fair market value of the land.
     The general partner of LSAC Tempe L.P. is LSAC Tempe Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of LSAC Tempe L.P., as a limited partner thereof.

     The Tempe facility is 100% leased to (i)Structure through December 31, 2025 under the terms of a net lease, referred to herein as the Tempe lease.
     (i)Structure uses the Tempe facility as a data center for selective IT outsourcing support.
     Under the Tempe lease:
•	current annualized net rent is approximately $1.1 million;

•	(i)Structure is responsible for all property operating expenses;

•	(i)Structure has two renewal options of ten years each; the base rents during each extended term shall be equal to the then fair market value; and

•	if we decide to offer the Tempe facility for sale to any third party, we must first offer by written notice to sell the Tempe facility to (i)Structure.
     As of the date of this prospectus, the Tempe lease represented approximately 11.5% of our average annualized net rent.
     Other than upgrades to the electrical system funded by the tenant, there are no present plans for further improvement or development of the Tempe facility.
     On March 2, 2006, we obtained a non-recourse first mortgage loan in the original principal amount of approximately $8.5 million, which is secured by the Tempe property. As of the date of this prospectus, the remaining balance on the loan was approximately $8.5 million. The loan:
•	bears interest at a fixed rate of 5.6% per annum;

•	require monthly payments of principal and interest in the amount of $48,850;

•	matures on April 1, 2016 at which time a balloon payment of $7.1 million is due;

•	prohibits prepayment without a premium except during the three months prior to the maturity date;

•	allows defeasance after the earlier of (i) three years after full funding of the loan or (ii) the two years following securitization of the loan, subject to at least 30 days prior written notice and a nominal defeasance processing fee.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that the Tempe facility is adequately covered by insurance.
     Crossville, Tennessee Facility. The facility in Crossville, Tennessee is a single-story warehouse/distribution building with a two-story office component constructed in 1989 with an expansion substantially completed in June 2006, containing approximately 222,200 square feet located on an approximately 11.1 acre site. We refer to the land and building as the Crossville facility. The Crossville facility is located approximately two miles south of Interstate 40, the major east-west highway through the state of Tennessee, which provides access east to Knoxville (approximately 60 miles) and west to Nashville (approximately 100 miles).
     LSAC Crossville L.P., a Delaware limited partnership, acquired fee simple title to the Crossville facility on January 17, 2006 for a capitalized cost of approximately $4.7 million. The general partner and 0.1% holder of the interests in the capital, profits and losses of LSAC Crossville L.P. is LSAC Crossville Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 99.9% of the interests in the capital, profits and losses of LSAC Crossville L.P., as a limited partner thereof.
     In addition, LSAC Crossville L.P. is obligated to fund the costs for the construction of the expansion, in the approximate amount of $2.4 million, out of which $1.5 million was funded as of the date of this prospectus, and the balance of the original purchase price in an amount equal to $0.3 million when rent on the expansion commences on September 14, 2006. The balance of the costs for construction are expected to be funded in August 2006.

     In connection with the acquisition of the facility, LSAC succeeded to the rights of the landlord under a net lease with Dana Corporation (NYSE:DCN), or Dana which we refer to as the Dana lease. The Crossville facility is 100% leased to Dana through August 31, 2016.
     Dana is a leading supplier of axle, driveshaft, engine, frame, chassis, and transmission technologies. The Crossville facility is used for warehousing, distribution, and limited packaging of replacement parts for heavy machinery, large trucks and off-highway vehicles. On March 3, 2006, Dana Corporation filed for Chapter 11 bankruptcy protection. As of the date of this prospectus, Standard & Poor’s has withdrawn its previous credit ratings for Dana.
     Under the Dana lease:
•	the current annualized rent is approximately $457,846, which will increase to $692,452 on September 14, 2006;

•	Dana is responsible for all property operating expenses and maintenance; and

•	Dana has the option to extend the Dana lease term for two successive periods of five years each at a base rent equal to the then fair market value.
     As of the date of this prospectus, the Dana lease (including the additional rent on the expansion space) represented approximately 7.0% of our average annualized net rent.
     Oklahoma City, Oklahoma Facility. The facility in Oklahoma City, Oklahoma is a daily-fee public golf course, known as the Silverhorn Golf Club, which consists of a 170-acre 18-hole golf course. Located on the golf course are a golf cart garage and a full-service club house, constructed in 1996, containing approximately 13,900 square feet in the aggregate. We refer to the land and building as the Oklahoma City facility. The Oklahoma facility is located approximately 10 miles north of downtown Oklahoma City.
     LSAC Oklahoma City L.P. acquired fee simple title to the Oklahoma City facility on May 18, 2006, for a capitalized cost of approximately $5.3 million. The general partner of LSAC Oklahoma City L.P. is LSAC Oklahoma Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of LSAC Oklahoma L.P., as a limited partner thereof.
     The Oklahoma City facility is 100% leased to American Golf Corporation., or AGC, through December 31, 2017, under the terms of net lease, referred to herein as the AGC lease. AGC is a manager of more than 170 premier private, resort and daily fee courses in the U.S. AGC does not have a credit rating.
     The Oklahoma City facility golf course features rolling wooded terrain and natural spring fed ponds and creeks. The golf cart garage and full-service club house consist of two single-story buildings. The garage is primarily used to house maintenance equipment and to house, repair, and charge golf carts. The club house contains a pro shop, full service restaurant, restrooms and dining area.
     Under the AGC lease:
•	the current annualized minimum rent is $475,000;

•	AGC must pay a participation rent if certain net operating income benchmarks are met, after payment of rent, however, AGC has never met the benchmarks and are unlikely to meet the benchmarks;

•	if net operating income falls below a certain threshold, then the benchmarks for participation rent are increased in future years;

•	AGC is responsible for all property operating expenses with the exception of real estate taxes in excess of certain thresholds, which excess landlord is responsible for;

•	AGC has a first right to negotiate for a purchase of the Oklahoma City facility in the event we determine to sell the Oklahoma City facility; and

•	we have the right to release a designated portion of the Oklahoma City facility from the AGC lease without a rent reduction, and sell or develop that portion for commercial or development facility;
     As of the date of this prospectus, the AGC lease represented approximately 4.8% of our average annualized net rent.

     There are no present plans for further improvement or development of the Oklahoma City facility.
     We believe that the Oklahoma City facility is adequately covered by insurance.
     The Woodlands, Texas Facility. Our facility in The Woodlands, Texas is a two-story medical-office building constructed in 2004, containing approximately 41,000 square feet located on a 3.1-acre site. We refer to the land and building as The Woodlands facility. The Woodlands facility is located at the gateway of the newly developed St. Luke’s Regional Medical Center, within The Woodlands, a 2,700-acre master-planned community.
     LSAC Woodlands L.P. acquired fee simple title to The Woodlands facility on May 23, 2006, for a capitalized cost of approximately $10.0 million. The general partner of LSAC Woodlands L.P. is LSAC Woodlands Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 99.5% of the interests in the capital, profits and losses of LSAC Woodlands L.P., as a limited partner thereof, and LSAC Woodlands Manager LLC holds 0.5% of the interests in the capital, profits and losses of LSAC Woodlands L.P.
     The Woodlands facility is 100% leased to Montgomery County Management Company, LLC, or MCMC, through October 31, 2019 under the terms of a net lease, referred to herein as the MCMC lease. MCMC is a mostly doctor-owned provider of multi-specialty physician services that provides support services solely to the Sadler Clinic Association. MCMC furnishes the Sadler Clinic with the necessary facilities, equipment, personnel, supplies and support staff. MCMC does not have a credit rating.
     The Woodlands facility is operated as a “Sadler Clinic”. Sadler Clinic Association is a large, multi-specialty clinic providing a diverse range of services in 8 locations throughout Montgomery County, Texas.
     Under the MCMC lease:
•	current annualized minimum rent is approximately $0.7 million, which is subject to adjustment every four years based upon the CPI, with a minimum increase of 8% and a maximum increase of 16%;

•	MCMC is responsible for all property operating expenses;

•	we are responsible for repairs of construction defects to the roof, slab, exterior walls and structural components, underground utilities, parking areas and plumbing and electrical lines;

•	the expiration of the base term of the lease is October 31, 2019 and MCMC has one renewal option of ten years at a rent determined by a formula based on the CPI, not to exceed $31.50 per square foot, subject to adjustment every four years during the renewal term based upon the CPI with a minimum increase of 2% and a maximum increase of 5%; and

•	we are obligated to pay a broker’s commission of 4% of the gross rental to be paid in connection with any expansion or renewal.
     As of the date of this prospectus, the MCMC lease represented approximately 8.2% of our average annualized net rent.
     There are no present plans for the further improvement or development of The Woodlands facility.
     The Woodlands facility is subject to a non-recourse first mortgage loan in the original principal amount of approximately $7.5 million. As of the date of this prospectus, the remaining balance on the loan was approximately $7.5 million. The loan:
•	bears interest at a fixed rate of 6.5% per annum;

•	requires monthly payments of interest only through August 1, 2011, followed by monthly payments of principal and interest in the amount of $47,439.63;

•	does not allow prepayment before August 1, 2019 without lender consent and payment of a prepayment penalty of at least 1% of the amount being prepaid;

•	allows defeasance after the two-year period following the securitization of the loan, subject to at least 60 (but not more than 90) days’ notice and certain other conditions; and

•	matures on November 1, 2019 at which time a balloon payment of $6.7 million is due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions are deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender are returned to us or used to pay costs incurred in obtaining new leases.
     We believe that The Woodlands facility is adequately covered by insurance.
     Plymouth, Indiana Facility. Our facility in Plymouth, Indiana consists of two single-story warehouse/distribution buildings that are linked by a common walkway, constructed in 2000 and 2003, containing approximately 300,500 square feet located on a 16.3 acre site. We refer to the land and buildings as the Plymouth facility. The Plymouth facility is located approximately 96 miles east-southeast of Chicago, Illinois, 24 miles south of South Bend, Indiana and 115 miles north of Indianapolis, Indiana, within a 300-acre industrial park.
     LSAC Plymouth L.P. acquired fee simple title to the Plymouth facility on June 28, 2006, for a capitalized cost of approximately $9.0 million. The general partner of LSAC Plymouth L.P. is LSAC Plymouth Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of LSAC Plymouth L.P., as a limited partner thereof.
     The Plymouth facility is 100% leased to Bay Valley Foods, LLC, or Bay Valley, through June 30, 2015, under the terms of two cross-defaulted net leases, referred to herein as the Bay Valley leases. Bay Valley is a wholly-owned subsidiary of TreeHouse Foods, Inc., or TreeHouse, a manufacturer servicing primarily the retail grocery and foodservice channels. TreeHouse is the largest manufacturer of pickles and non-dairy powdered creamer in the U.S., based upon total sales volume, and the leading retail supplier of private label pickles and private non-dairy powdered creamer in the U.S. TreeHouse does not guarantee Bay Valley’s obligations under the Bay Valley leases.
     The Plymouth facility is primarily utilized to warehouse and distribute pickles manufactured in a plant owned by TreeHouse, which is located approximately 2 miles east of the Plymouth facility.
     Under the Bay Valley leases:
•	current annualized aggregate net rent is approximately $0.8 million;

•	Bay Valley is responsible for all property operating expenses;

•	we are responsible for the repair or replacement of the heating and/or conditioning units if such units fail due to reasons other than the failure of Bay Valley to properly service and maintain them;

•	we are responsible for repairs and replacement of the roofs, roof trusses and structures, foundations, outside walls, structural members, gutters, downspouts, underground plumbing and electrical; and

•	the expiration of the base term of the leases is June 30, 2015 and Bay Valley has two renewal options of five years each at a rent set forth in the lease which increases by an average of 1.25% every year during the renewal term.
     As of the date of this prospectus, the Bay Valley leases represented approximately 8.1% o f our average annualized net rent.
     LSAC OP was granted an option expiring on June 30, 2015 with respect to a 16.9-acre parcel of land adjacent to the Plymouth facility. The option provides LSAC with a first offer to purchase the land, which, if exercised, must be developed for expansion of the Plymouth facility or, if not developed for expansion, be subject to a right of first refusal by the current owner.
     There are no present plans for the further improvement or development of the Plymouth facility.
     We have applied for and made a deposit to lock an interest rate for non-recourse first mortgage financing secured by the Plymouth facility in the original principal amount of approximately $6.7 million. The loan is expected to:
•	bear interest at a fixed rate of 6.3% per annum;

•	require monthly payments of principal and interest in the amount of $41,382;

•	prohibit prepayment without a premium except during the four months prior to maturity date;

•	allow defeasance after the earlier of (i) three years after full funding of the loan or (ii) the two years following securitization of the loan, subject to at least 30 days prior written notice and a nominal defeasance processing fee; and

•	mature ten years from the date of origination at which time an expected balloon payment of $5.7 million will be due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions will be deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender will be returned to us or used to pay costs incurred in obtaining new leases.
     The application is not a commitment to lend and is subject to, among other things, the lender’s due diligence and the lender’s loan committee approval. We cannot assure you that this financing will be completed on these terms.
     We believe that the Plymouth facility is adequately covered by insurance.
Property Under Contract
     Morris County, New Jersey Facility. The facility in Morris County, New Jersey is a build-to-suit aviation training facility currently under construction. The facility will be a three-story office/training facility containing approximately 75,700 square feet located on an approximately 16.5 acre site. We refer to the land and completed building as the Morris County facility. The Morris County facility is in the New York City metropolitan area and is located approximately 30 miles west of New York City and approximately 20 miles west of Liberty International Airport in Newark, New Jersey.
     LSAC Morris County L.P., a Delaware limited partnership, is under contract to acquire fee simple title to the Morris County facility upon completion of construction for an amount equal to the certified construction costs, not to exceed approximately $24.1 million. LSAC Morris County L.P. has made an earnest money deposit of approximately $3.6 million under the contract. The general partner of LSAC Morris County L.P. is LSAC Morris County Manager LLC, a Delaware limited liability company, which, in turn, is 100% owned by our operating partnership. Our operating partnership holds 100% of the interests in the capital, profits and losses of LSAC Morris County L.P. as a limited partner thereof.
     We expect to close on this acquisition by September 30, 2006. This contract is subject to satisfaction of conditions precedent to closing including a certificate of occupancy, a seller affidavit and certain other customary conditions, and we cannot guarantee that we will complete this acquisition.
     Construction on the Morris County facility is expected to be completed by September 30, 2006. Upon completion of construction the Morris County facility will be 100% leased to CAE SimuFlite Inc., or CAE SimuFlite, under the terms of a net lease, referred to herein as the CAE lease, which will have a term of 15 years from commencement. The obligations of CAE SimuFlite under the CAE lease are unconditionally guaranteed by CAE, Inc. (NYSE:CGT; TSX:CAE), or CAE. CAE is a leading provider of simulation and modeling technologies and integrated training services for civil aviation and defense customers worldwide. CAE does not have a credit rating.
     Under the CAE lease:
•	initial base rent will be equal to 8.05% of the first $250 per square foot of certified construction costs, or approximately $1.5 million per year, subject to annual increases of 2.0%;

•	additional annual rent for the first 12 years of the initial lease term will be equal to (x) 12.79% of certified construction costs in excess of $250 per square foot but less than $275 per square foot (estimated to be approximately $242,025 per year), plus (y) 13.39% of certified construction costs in excess of $275 per square foot but less than $319 per square foot (estimated to be approximately $445,817 per year);

•	CAE SimuFlite is responsible for all property operating expenses;

•	the landlord is responsible for maintaining the roof, the structural soundness of the building, all components of the facility if and to the extent covered by any third party warranties, any and all repairs and replacements due to latent defects in the construction including latent defects in labor and materials, and any and all repairs and replacements necessitated by the negligence or willful misconduct of the landlord or its agents;

•	CAE SimuFlite has the right to require the landlord to expand the facility by no less than 12,000 square feet and no more than 48,000 square feet and, upon such expansion, CAE must extend the lease term so that at least 12 years remain on the initial space and the expansion space; and

•	CAE SimuFlite has 10 renewal options of five years each, with (x) the first two renewals at fair market value but not less than 102% of the prior year’s rent and no more than 107.5% of the prior year’s rent for two successive periods of five years each at a base rent equal to the then fair market value and (y) the remaining eight renewals at fair market value with no caps or floors, and all renewal rents will increase annually by 2.0%.
     We have applied for and made a deposit to lock an interest rate for non-recourse first mortgage financing secured by the Morris County facility in the original principal amount of approximately $16.9 million. The loan is expected to:
•	at least $16.1 million of the loan will bear interest at a fixed rate of 6.3% per annum;

•	require monthly payments of principal and interest in the amount of $111,923;

•	prohibit prepayment without a premium during the three months prior to maturity date;

•	allow defeasance at any time other than the 2 year period commencing on the transfer of the proposed loan in securitization; and

•	mature 15 years from the date of origination at which time an expected balloon payment of $10.3 million will be due.
     Generally collection of reserves for real estate taxes, insurance, repairs and tenant improvement and leasing commissions will be deferred by the lender under the loan agreement provided there is no default by the borrower or by the tenant under the lease, the tenant has not vacated the property or become insolvent, and certain minimum debt service coverage ratios and tenant credit ratings are maintained. In addition, cash flow sweeps occur in the months preceding lease expiration or in the event of an early lease termination, and continue until such time as the tenant exercises a renewal option or a suitable replacement tenant is in occupancy; at such time, amounts held by the lender will be returned to us or used to pay costs incurred in obtaining new leases.
     The application is not a commitment to lend and is subject to, among other things, the lender’s due diligence and the lender’s loan committee approval. We cannot assure you that this financing will be completed on these terms.
Lease Expirations
     The following table sets forth a summary schedule of the lease expirations for leases in place and leases for properties under contract as of the date of this prospectus, for each of the ten calendar years starting with 2006. The information set forth in the table assumes that tenants exercise no renewal options or early termination rights.

			Annualized	Percentage of
			GAAP rent	annualized
			represented by	GAAP rent
	Number of	Square footage	such leases	represented by
Year of Lease Expiration	Leases Expiring	of expiring leases	($000s)	such leases
2006	—	—	$—	—
2007	—	—	—	—
2008	—	—	—	—
2009	—	—	—	—
2010	1	101,100	1,307	10.8%
2011	1	85,000	1,112	9.1%
2012	—	—	—	—
2013	—	—	—	—
2014	1	84,400	1,154	9.5%
2015	1	300,500	802	6.6%
Thereafter	7	632,824	7,775	64.0%

Total	11	1,203,824	$12,150	100.0%

Tax and Depreciation
     The following table reflects certain tax-related information for our properties owned and under contract:

	Federal Income	Property Tax	Real Estate
	Tax Basis	Rate 2006	Tax 2006	Depreciation	Depreciation
Property	Estimated(1)	Estimated	Estimated	Method	Life (Years)(2)
Knoxville, Tennessee; Alstom Power, Inc.	$11,236,000	1.08%	$55,000	Straight-line/ double declining	5-39
Jacksonville, Florida; AmeriCredit Corp.	$13,275,000	1.73%	$208,000	Straight-line/ double declining	5-39
Tulsa, Oklahoma; Metris Companies, Inc.	$11,391,000	1.33%	$110,000	Straight-line/ double declining	5-39
Lavonia, Georgia; TI Group Automotive Systems, LLC	$13,130,000	0.71%	$102,000	Straight-line/ double declining	5-39
Omaha, Nebraska; InfoCrossing, Inc.	$12,671,000	2.10%	$130,000	Straight-line/ double declining	5-39

	Federal Income	Property Tax	Real Estate
	Tax Basis	Rate 2006	Tax 2006	Depreciation	Depreciation
Property	Estimated(1)	Estimated	Estimated	Method	Life (Years)(2)
Tempe, Arizona; InfoCrossing, Inc.	$11,944,000	—	—	Straight-line/ double declining	5-39
Crossville, Tennessee; Dana Corporation	$7,415,000	0.94%	$39,000	Straight-line	39
Oklahoma City, Oklahoma; American Golf Corporation	$5,260,000	10.89%	$28,048	Straight-line	39
The Woodlands, Texas; Montgomery County management Company LLC $10,010,000	$10,010,000	3.17%	$114,951	Straight-line	39
Plymouth, Indiana; Bay Valley Foods LLC	$8,984,000	2.99%	$47,925	Straight-line	39
Morris County, New Jersey; CAE, Inc.	$24,239,000	2.23%	$58,000	Straight-line	39

(1)	Represents estimated net tax basis as of December 31, 2005.
(2)	Represents depreciation life in years currently used.

OUR ADVISOR AND THE ADVISORY AGREEMENT
Our Advisor and Lexington
     We are externally advised by LXP Advisory LLC, an indirect subsidiary of Lexington. LXP Advisory LLC, or our Advisor, was formed on September 7, 2005 for the sole purpose of managing us. Our Advisor is 100% owned by Lexington through a taxable REIT subsidiary.
     Lexington and its predecessor companies have been in the business of investing in single-tenant net lease properties since 1973. Lexington’s predecessor companies sponsored tax-oriented partnerships before they changed their focus in 1986 to forming investment programs to acquire net lease real estate assets that would provide for current income. Two of these investment programs, Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., were combined when Lexington was formed in October 1993.
     Lexington is a self-managed and self-administered REIT. Lexington currently has 52 employees and is headquartered in New York, New York, with additional offices in Chicago, Illinois and Dallas, Texas. Lexington’s common shares, Series B preferred shares and Series C preferred shares are traded on the New York Stock Exchange under the symbols “LXP”, “LXP_pb” and “LXP_pc”, respectively. Lexington’s primary business is the acquisition, ownership and management of a geographically diverse portfolio of net lease office, industrial and retail properties. As of March 31, 2006, Lexington had ownership interests in 190 properties, including through unconsolidated joint venture investment programs, which were located in 39 states and The Netherlands and contained an aggregate of approximately 40.3 million net rentable square feet of space.
     On July 23, 2006, Lexington entered into a definitive Agreement and Plan of Merger with Newkirk Realty Trust, Inc., or NRT, a Maryland corporation, pursuant to which NRT will merge with and into Lexington. The merger is subject to numerous closing conditions and is expected to close in the fourth quarter of 2006.
     In addition, Lexington and its affiliates manage other real estate investment entities, which may have investment objectives similar to ours. See “Certain Relationships, Related Party Transactions and Conflicts — Existing Joint Ventures with Exclusivity Provisions.”
     Lexington, through our Advisor, provides our executive officers to us, including Mr. Rouse, as our Chief Investment Officer, and Mr. Mullinix, as our Chief Operating Officer, whose primary responsibility is to provide management services to us. Messrs. Rouse and Mullinix devote a substantial portion of their time to providing services to us through our Advisor. In addition to these executive officers, we have access to all the resources of Lexington through our Advisor, including senior management, underwriting and asset management professionals and support personnel.
     Our Advisor is not significantly capitalized and does not have its own facilities or employees separate from Lexington.
Directors and Officers of Our Advisor
     The senior management team of our Advisor is comprised of six professionals that have an average of approximately 23 years of real estate experience and approximately 17 years of tenure with Lexington and its predecessor companies.

Name	Age	Position with Our Advisor
E. Robert Roskind	61	Chairman and Director
T. Wilson Eglin	42	Chief Executive Officer, President and Director
Richard J. Rouse	60	Chief Investment Officer and Director
Patrick Carroll	42	Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer
John B. Vander Zwaag	48	Executive Vice President
Brendan P. Mullinix	32	Executive Vice President, Chief Operating Officer and Secretary
     E. Robert Roskind. Mr. Roskind is Chairman of Lexington, our Advisor and us. He founded The LCP Group, L.P., a real estate advisory firm, in 1973 and has been its Chairman since 1976. Mr. Roskind spends approximately 25% of his business time on the affairs of The LCP Group, L.P. and its subsidiaries; however, Mr. Roskind prioritizes his business time to address the needs of Lexington ahead of The LCP Group, L.P. and its subsidiaries. Mr. Roskind received his B.S. in 1966 from the University of Pennsylvania and is a 1969 Harlan Fiske Stone Graduate of the Columbia Law School.

     T. Wilson Eglin. Mr. Eglin is Chief Executive Officer and President of Lexington, our Advisor and us, and Chief Operating Officer and a Trustee of Lexington. Mr. Eglin has served as Chief Executive Officer of Lexington since January 2003, Chief Operating Officer since October 1993, President since April 1996 and as a Trustee since May 1994. He served as Executive Vice President of Lexington from October 1993 to April 1996. Mr. Eglin received his B.A. from Connecticut College in 1986.
     Richard J. Rouse. Mr. Rouse is Vice Chairman and Chief Investment Officer of Lexington and Chief Investment Officer of our Advisor and us. Mr. Rouse has been with Lexington and its predecessor companies in various capacities since 1979. Mr. Rouse graduated from Michigan State University in 1968 and received his M.B.A. in 1970 from the Wharton School of Finance and Commerce of the University of Pennsylvania.
     Patrick Carroll. Mr. Carroll is Executive Vice President, Chief Financial Officer and Treasurer of Lexington, our Advisor and us and is also our Chief Accounting Officer. Prior to joining Lexington in 1998, Mr. Carroll was, from 1993 to 1998, a Senior Manager in the real estate practice of Coopers & Lybrand L.L.P., a public accounting firm that was one of the predecessors of PricewaterhouseCoopers LLP. Mr. Carroll received his B.B.A. from Hofstra University in 1986, his M.S. in Taxation from C.W. Post in 1995, and is a Certified Public Accountant.
     John B. Vander Zwaag. Mr. Vander Zwaag is Executive Vice President of Lexington, our Advisor and us. Mr. Vander Zwaag has been employed by Lexington since May 2003. From 1982 to 1992, he was employed by The LCP Group, L.P. serving as Director of Acquisitions from 1987 to 1992. Between his employment by The LCP Group, L.P. and Lexington, Mr. Vander Zwaag was managing director of Chesterton Binswanger Capital Advisors from 1992 until 1997 and Managing Director with Cohen Financial from 1997 through April 2003. He received his B.A. from Amherst College in 1979 and his M.B.A. from Columbia University in 1982.
     Brendan P. Mullinix. Mr. Mullinix is Vice President of Lexington and Executive Vice President, Chief Operating Officer and Secretary of our Advisor and us. Mr. Mullinix has served as a Vice President of Lexington since February 2000 and as a member of the acquisitions department of Lexington since October 1996. He received his B.A. from Columbia University in 1996.
The Advisory Agreement
     We are party to an advisory agreement with our Advisor pursuant to which our Advisor prov ides for the management of our business, assets and operations.
     Management Services. The advisory agreement requires our Advisor to manage our business, assets and operations in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. Our Advisor operates under the direction of our board of directors. Our Advisor is responsible for our purchase and sale of real estate and equipment assets, and management of our real estate and equipment assets, including arranging for leases, maintenance, insurance, financing and asset management.
     Our Advisor is also responsible for our day-to-day operations and performs (or causes to be performed) services and activities relating to our assets and operations as may be appropriate, including, without limitation, the following:
•	serving as our consultant with respect to formulation of investment criteria and preparation of policy guidelines for approval by our board of directors;

•	counseling us in connection with policy decisions to be made by our board of directors;

•	investigating, analyzing and selecting potential investment opportunities for us;

•	evaluating, negotiating, structuring, completing and monitoring the acquisition and disposition of our investments;

•	evaluating, recommending and completing financings or borrowings undertaken by us;

•	making available to us its knowledge and experience with respect to real estate, real estate related assets, real estate operating companies and equipment leasing;

•	engaging and supervising, on our behalf and at our expense, third parties that provide real estate brokerage, equipment consulting, legal, accounting, transfer agent, registrar and leasing services, banking, investment banking and other financial services and such other services as may be required relating to our business, operations, investments or potential investments;

•	engaging and supervising, on our behalf and at our expense, other service providers to us; and

•	providing executive officers and other personnel as necessary for the general management of our day-to-day operations and administration (including, e.g., communicating with the holders of our securities as required to satisfy the reporting and other requirements of any governing bodies or agencies and to maintain effective relations with these holders, causing us to qualify to do business in all applicable jurisdictions, complying with all regulatory requirements applicable to us in respect of our business activities, including preparing all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, and causing us to comply with all applicable laws).
     Our Advisor has not assumed any responsibility other than to render the services called for under the advisory agreement and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations.
     Indemnification. Our Advisor and its affiliates, including Lexington, and their respective trustees, directors, officers, employees and stockholders are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders for acts performed in accordance with and pursuant to the advisory agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the advisory agreement. We have agreed to indemnify our Advisor and its affiliates, including Lexington, and their respective trustees, directors, officers, employees and stockholders with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their respective duties, performed in good faith in accordance with and pursuant to the advisory agreement. Our Advisor has agreed to indemnify us, our directors and officers, and its affiliates, including Lexington, and their respective trustees, directors, officers, employees and stockholders with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Advisor constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the advisory agreement. Our Advisor carries errors and omissions and other customary insurance.
     Term and Termination Rights. The advisory agreement has an initial term which ends on December 31, 2008 and will be automatically renewed for successive one-year terms thereafter unless terminated by either us or our Advisor. The advisory agreement does not limit the number of renewal terms. The advisory agreement may only be terminated without cause after the date of completion of the initial term of the advisory agreement. Our Advisor must be provided 180 days’ prior notice of any termination without cause or non-renewal of the agreement and under those circumstances will be paid a termination fee, within 90 days of termination, equal to four times the sum of the average annualized base advisory fee and incentive distributions on the Class B Units for the 24-month period preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination or non-renewal. We have the right to redeem the Class B Units upon termination of the advisory agreement without cause or non-renewal of the advisory agreement at no cost other than the termination fee. In addition, following any termination of the advisory agreement, we must pay our Advisor all compensation accruing to the date of termination. Our Advisor may not assign or sub-contract the advisory agreement in whole or in part to a third party without our written consent. Our Advisor may terminate the advisory agreement with 60 days’ prior notice.
     In addition, if we decide to terminate the advisory agreement without cause due to fees that our independent directors have determined to be unfair, our Advisor may agree to perform its management services at fees our independent directors determine to be fair, and the advisory agreement will not terminate. If we terminate the advisory agreement for cause, we will have to pay a nominal redemption amount to redeem the Class B Units. Our Advisor may give us notice that it wishes to renegotiate the fees, in which case we and our Advisor must negotiate in good faith, and if we cannot agree on a revised fee structure at the end of our 180 day notice period, the agreement will terminate, and we must pay the amounts described above.
     We may also terminate the advisory agreement with 60 days’ prior notice for cause, which is defined as (i) our Advisor’s fraud or gross negligence, (ii) our Advisor’s willful noncompliance with the advisory agreement, (iii) the commencement of any proceeding relating to our Advisor’s bankruptcy or insolvency or a material breach of any provision of the advisory agreement, uncured for a period of 60 days or (iv) a change in control of our Advisor. If we terminate the advisory agreement for cause, we will have to pay a nominal redemption amount to redeem the Class B Units. Our Advisor may at any time assign certain duties under the advisory agreement to any affiliate of our Advisor provided that our Advisor remains liable to us for its affiliate’s performance.

Advisory Fees and Incentive Distributions
     The base advisory fee is intended, in part, to reimburse our Advisor for providing personnel to our Advisor to satisfy our Advisor’s obligation to provide certain services to us as described in “—The Advisory Agreement—Management Services,” above. Our Advisor and its affiliates, including Lexington, may also be entitled to certain expense reimbursements as described below. Expense reimbursements to our Advisor or its affiliates, including Lexington, are to be made monthly.
     Base Advisory Fee. We pay our Advisor a base advisory fee monthly in arrears in an amount equal to 1/12 of the sum of (i) 1.75% of the first $500.0 million of our equity, and (ii) 1.50% of our equity in excess of $500.0 million. For purposes of calculating the base advisory fee, our equity equals the month-end value, computed in accordance with GAAP, of our stockholders’ equity, adjusted to exclude the effect of any depreciation and amortization, unrealized gains, unrealized losses or similar other non-cash items. Our Advisor uses the proceeds from its base advisory fee in part to pay compensation to Lexington officers and employees provided to us through our Advisor who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us.
     Incentive Distributions. Distributions by LSAC OP with respect to the Class B Units are payable quarterly in arrears in cash. The incentive distributions for each quarter will be an amount equal to the product of (i) 25% of the dollar amount by which (a) pre-tax net income per share of common stock and OP units (other than the Class B Units) (based on the fully diluted weighted average number of shares of common stock outstanding for such quarter), excluding the incentive distributions, plus all depreciation and adjusted for all other non-cash items, including straight line rent adjustment, for such quarter exceeds (b) an amount equal to (x) the weighted average of the offering price per share of common stock in our private offering or issued in the contribution transaction and the offering price per share of common stock sold in this offering, the offering prices per share of common stock in any subsequent offerings and the agreed upon value of OP units issued in connection with any acquisition multiplied by (y) the greater of (1) 2.25% and (2) 0.75% plus one fourth of the 10-year U.S. treasury rate (as defined below) for such quarter, multiplied by (ii) the fully diluted weighted average number of shares of common stock outstanding during such quarter. For realized gains or losses, the amount of gain or loss shall be based on unadjusted book value. The distributions will be reconciled in the last quarter of each fiscal year (or part thereof) to adjust for any aggregate overpayments or underpayments (prorated for any partial fiscal year) made to the holders of the Class B Units under the formula as if the calculations had been made for the operations of the entire fiscal year (or part thereof).
     “10-year U.S. treasury rate” means the arithmetic average of the weekly average yield to maturity for actively traded current coupon U.S. treasury fixed interest rate securities (adjusted to a constant maturity of 10 years) published by the Federal Reserve board during a quarter, or, if such rate is not published by the Federal Reserve board, any Federal Reserve bank or agency or department of the federal government selected by us. If we determine in good faith that the 10-year U.S. treasury rate cannot be calculated as provided above, then the rate shall be the arithmetic average of the per annum average yields to maturities, based upon closing asked prices on each business day during a quarter, for each actively traded marketable U.S. treasury fixed interest rate security with a final maturity date not less than eight nor more than 12 years from the date of the closing asked prices as chosen and quoted for each business day in each such quarter in New York City by at least three recognized dealers in U.S. government securities selected by us.
     Reimbursement of Expenses. We pay all of our operating expenses. The expenses required to be paid by us include, but are not limited to, transaction costs incident to the acquisition, disposition and financing of our investments, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with our establishment and maintenance of any credit facilities and other indebtedness (including commitment fees, legal fees, closing costs and similar expenses), expenses associated with this and other securities offerings by us, expenses relating to the payment of dividends, costs incurred by our Advisor for travel on our behalf, costs associated with any computer software or hardware that is used primarily for us, all taxes and license fees, all insurance costs incurred by us and our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Advisor and its affiliates required for our operations. Our Advisor has agreed that for the initial 12-month period of the advisory agreement, our pro rata portion of such overhead expenses shall not exceed $1.25 million, excluding any annual charges required under GAAP relating to the purchase of the 220,000 restricted shares by our executive officers for $110,000 pursuant to our equity incentive plan. Subsequent to the initial 12-month period, our independent directors will approve the amount we are paying for such services.
     Under the advisory agreement, our Advisor may engage its affiliates, including Lexington, to perform certain legal, accounting, due diligence, asset management, property management, brokerage, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf. Our Advisor’s affiliates, including Lexington, may be reimbursed or paid for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those that would be paid to outside professionals or consultants on an arm’s-length basis. In addition, our Advisor is reimbursed for any expenses incurred in contracting with third parties. Under the advisory agreement, our Advisor is responsible for all costs incident to the performance of its duties under the advisory agreement, including the employment compensation of Lexington personnel who perform services for us pursuant to the advisory agreement.

     Fees and Reimbursable Expenses Incurred. For the period from August  24, 2005 (date of inception) to March 31, 2006, we incurred $0.8 million in base advisory fees, $0.1  million for reimbursable expenses incurred on our behalf and no incentive distribution. No incentive distribution is payable in connection with this offering. Our operating partnership will make incentive distributions only if pre-tax net income exceeds the thresholds described in the three paragraphs above.
     Incentive Awards. Pursuant to our equity incentive plan, our board of directors approved the purchase of an aggregate of 220,000 restricted shares of common stock by our executive officers for an aggregate purchase price of $110,000, which were purchased in September 2005. These restricted shares vest and become transferable ratably at the end of each calendar quarter during the period beginning on the date of purchase and ending on December 31, 2008. These restricted shares will also vest and become transferable if, during the vesting period, the executive officer’s appointment ends on account of death, disability or following a change in control of us. While unvested, these restricted shares are subject to a call right by us upon termination or resignation by the executive officer for the lower of the purchase price paid by the executive for the unvested restricted shares or their then fair market value. In the sole discretion of our board of directors or any properly authorized committee thereof, we may from time to time grant additional equity incentive awards pursuant to the equity incentive plan. These awards provide a means of performance-based compensation in order to provide an additional incentive for our Advisor and our directors to enhance the value of our common stock.
     Conflicts of Interest Policies and Investment Guidelines.
     Our Advisor is authorized to follow very broad investment guidelines and has great latitude within those guidelines in determining the types of assets it may decide are proper investments for us. Our board of directors will periodically review our investment guidelines and our investment portfolio. However, our board of directors will not review each proposed investment. In addition, in conducting periodic reviews, the directors will rely primarily on information provided to them by our Advisor. Furthermore, transactions entered into by our Advisor may be difficult or impossible to unwind by the time they are reviewed by our directors.
     We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. Our board of directors has established investment guidelines. Except with respect to the allocation of investments made pursuant to Lexington’s conflicts policy in effect with respect to us and Lexington and its existing joint ventures, we are not permitted to engage in a transaction with another entity affiliated with Lexington or advised by our Advisor or its affiliates unless the investment is approved by a majority of the independent members of our board of directors.

MANAGEMENT
Our Directors and Executive Officers
     Our board of directors consists of five individuals. Our board of directors has determined that three of these directors satisfy the listing standards for independence of the Nasdaq Global Market (SM), or Nasdaq. Our directors will serve one year terms and hold office until their successors are elected and qualified. All officers serve at the discretion of our board of directors. Certain information regarding our directors and senior officers is set forth below:

Name	Age	Position
E. Robert Roskind	61	Chairman and Director
T. Wilson Eglin	42	Chief Executive Officer, President and Director
Richard J. Rouse	60	Chief Investment Officer
Patrick Carroll	42	Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer
John B. Vander Zwaag	48	Executive Vice President
Brendan P. Mullinix	32	Executive Vice President, Chief Operating Officer and Secretary
William J. Borruso	59	Director (Independent)
Daniel M. Cain	61	Director (Independent)
Joan H. Fallon	57	Director (Independent)
     Information for each of the independent directors is set forth below. For biographical information on Messrs. Roskind, Eglin, Rouse, Carroll, Vander Zwaag and Mullinix, see “Our Advisor and the Advisory Agreement—Directors and Officers of Our Advisor.”
     William J. Borruso. Mr. Borruso retired from PricewaterhouseCoopers LLP, independent certified public accountants, in June 2005 after 27 years as a partner. Mr. Borruso received his B.B.A./A.P. from Pace College (now known as Pace University) in 1966, and is a Certified Public Accountant.
     Daniel M. Cain. Since 1982, Mr. Cain has been a Managing Director and the Chief Executive Officer of Cain Brothers, an employee-owned investment banking and financial advisory firm that focuses exclusively on the medical services and medical technology industries. Mr. Cain is a trustee of the AEW Real Estate Income Fund, IXIS Advisor Funds and Loomis-Sayles Funds, a director of Sheridan Health Corp. and Brim Healthcare, Inc. Mr. Cain received his B.A. from Brown University in 1968 and his M.B.A. from the Columbia University in 1972.
     Joan H. Fallon. Since 2003, Ms. Fallon has been an independent consultant to various companies and individuals in the real estate industry. From 1969 to 2003, Ms. Fallon was employed in various positions within TIAA-CREF, a national financial services organization and provider of retirement services in the academic, research, medical and cultural fields, most recently as Managing Director of TIAA-CREF’s real estate account. Ms. Fallon is a director of the Prime Property Fund, a diversified real estate fund sponsored and managed by Morgan Stanley Real Estate, and a director of Brookfield Homes Corporation, a U.S. based homebuilder and land developer. Ms. Fallon is a member of the Urban Land Institute, the Pension Real Estate Association and WX—Women Executives in Real Estate. Ms. Fallon received her B.A. in Economics from Hunter College in 1980, her M.B.A. in Finance from Baruch College in 1985, and her M.S. in Urban Affairs from Hunter College in 2004.
Corporate Governance—Board of Directors and Committees
     Our business is managed through the oversight and direction of our board of directors, which consists of five directors, two of whom are affiliated with our Advisor and three of whom qualify as “independent” directors within the Nasdaq listing standards. Our board of directors has established investment guidelines for our Advisor to follow in its day-to-day management of our business and has adopted corporate governance guidelines that set forth corporate governance practices.
     Our directors keep informed about our business at meetings of our board and its committees and through supplemental reports and communications provided by our Advisor. Our independent directors meet regularly in executive sessions without the presence of our executive officers.
     Our board of directors established an audit committee, a compensation committee and a nominating and governance committee to assist it with the performance of its responsibilities. Each of these committees has at least three directors and is composed exclusively of “independent” directors, as required by and defined in the NYSE listing standards. The principal functions of the committees are briefly described below. Matters put to a vote at any one of our three committees must be approved by a majority of the directors on the committee who are present at a meeting at which there is a quorum or by unanimous written consent of the directors on that committee. Our board of directors may from time to time establish other committees to assist it with the performance of its responsibilities.
Audit Committee
     The audit committee of our board of directors operates under a written charter adopted by our board of directors. The members of the audit committee are independent within the enhanced standards for audit committee members in the Exchange Act as incorporated into the NYSE listing standards. Mr. Borruso chairs the audit committee and serves as the audit committee financial expert, as that term is defined by the SEC. Mr. Cain and Ms. Fallon are the other members of the audit committee. Each of the members of the audit committee is financially literate and each has accounting or related financial management expertise, as such terms are interpreted by our board in its business judgment. The audit committee assists the board of directors in overseeing:
•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent certified public accountants; and

•	the performance of our independent certified public accountants and any internal auditors.
     The audit committee is also responsible for engaging independent certified public accountants, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence of the independent certified public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.
Compensation Committee
     The compensation committee of our board of directors operates under a written charter adopted by our board of directors. The members of the compensation committee are independent within the meaning of the NYSE listing standards. Ms. Fallon chairs the compensation committee. Messrs. Borruso and Cain are members of the compensation committee. The principal functions of the compensation committee are to:
•	evaluate the performance of our officers;

•	evaluate the performance of our Advisor;

•	review the compensation and fees payable to our Advisor under our advisory agreement; and

•	administer the issuance of any stock issued to the officers or employees of our Advisor or its affiliates who provide services to us.
Nominating and Corporate Governance Committee
     The nominating and corporate governance committee of our board of directors operates under a written charter adopted by our board of directors. The members of the nominating and corporate governance committee are independent within the meaning of the NYSE listing standards. Mr. Cain chairs our nominating and corporate governance committee. Mr. Borruso and Ms. Fallon are the other members of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for:
•	seeking, considering and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

•	periodically preparing and submitting to the board of directors for adoption the committee’s selection criteria for director nominees;

•	reviewing and making recommendations on matters involving general operation of the board of directors and our corporate governance;

•	annually recommending to the board of directors nominees for each committee of the board of directors; and

•	annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors and reporting thereon to the board of directors.
Compensation of Directors
     We pay a $35,000 annual director’s fee to each of our independent directors. In addition, all independent members of our board of directors receive $1,000 for attending each meeting of our board of directors or a committee of our board of directors, and $500 for telephonic meetings of the board of directors or a committee of our board of directors. We pay an additional annual fee of $5,000 to the chair of the audit committee of our board of directors and an additional annual fee of $2,500 to the chair of the other committees of our board of directors. Annual fees are paid 50% in cash and 50% in common stock, with the option of the director to receive up to 100% of the annual fees (and all other fees) in common stock. Fees to the directors paid by issuance of common stock are based on the value of such common stock at the date of issuance. In addition, pursuant to our equity incentive plan, we have provided to each independent director an initial stock grant of 3,000 shares of our common stock. Each member of our board of directors is reimbursed for reasonable out-of-pocket expenses associated with service on our behalf and with attendance at or participation of the board of directors or a committee of our board of directors, including reasonable travel expenses. Our directors are provided with insurance coverage under our directors and officers insurance policy, which coverage is commensurate with industry standards. Other than such reimbursement and insurance coverage, directors who are also our executive officers will not receive any compensation for their services as directors.
Executive Compensation
     Since we do not employ personnel and our advisory agreement provides that our Advisor will assume principal responsibility for managing our affairs, our officers, in their capacities as such, will not receive cash compensation directly from us. Instead, we pay our Advisor an annual base advisory fee, and our Advisor will use the proceeds from the base advisory fee in part to pay compensation to its officers and employees, some of whom are our officers. In addition, our operating partnership may make incentive distributions to our Advisor and our executive officers in their capacities as holders of Class B Units.
Equity Incentive Plan
     We have adopted the Lexington Strategic Asset Corp. 2005 Equity Incentive Compensation Plan, which we refer to as the equity incentive plan, to provide incentive compensation to attract and retain qualified employees, directors, officers, advisors, consultants and other personnel, including our Advisor and employees of our Advisor and Lexington, and any joint venture affiliates of us or Lexington. Our compensation committee may provide that our Advisor, Lexington, any joint venture affiliates of us or Lexington and employees of the foregoing may be eligible to participate in the equity incentive plan.
     Administration
     Our board of directors has the authority to administer and interpret the equity incentive plan, to authorize the granting of awards, to determine the eligibility of participants in the equity incentive plan or other eligible persons to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award, to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate. Our board of directors may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. Our board of directors may appoint one or more committees of our board of directors to administer the equity incentive plan, but the board may act in lieu of a committee even if a committee has been so appointed. Subject to applicable law, our board of directors or a committee if so appointed may delegate administrative functions to officers or other designated individuals. We refer to our board of directors and any other committees or individuals to whom we delegated administrative authority as the administrator.

     Available Shares
     Subject to adjustment upon certain corporate transactions or events, up to a maximum of 720,000 shares are available for awards under the equity incentive plan; provided, however, that the total amount of shares awarded under the equity incentive plan may not exceed 3.5% of the number of fully diluted shares outstanding at any time. As of the date of this prospectus, 235,752 shares have been awarded to our executive officers and independent directors under the equity incentive plan. Other than these awards, no additional shares may be awarded until the completion of our next equity offering, following our private offering, other than shares awarded to our independent directors. Any common stock withheld or surrendered by equity incentive plan participants in connection with the payment of an option exercise price or in connection with tax withholding will not count towards the share limitation and will be available for issuance under the equity incentive plan. If an option or other award granted under the equity incentive plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards.
     Awards Authorized for Issuance under the Equity Incentive Plan
     Stock Options. The terms of specific options, including whether options shall constitute “incentive stock options” for purposes of Section 422(b) of the Code, shall be determined by the administrator. The exercise price of an option may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under the equity incentive plan) of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the award agreement, which will not exceed 10 years from the date of grant (five years in the case of an incentive stock option granted to a 10% stockholder, if permitted under the equity incentive plan). Options will be exercisable at such times and subject to such terms as determined by our administrator. During the term of the equity incentive plan, no participant may receive options and share appreciation rights that relate to more than 360,000 shares subject to adjustment for certain changes in our capital structure as described below.
     SARs. A share appreciation right, or SAR, generally permits a participant to receive, upon exercise, shares equal in value to the excess of (i) the fair market value, on the date of exercise, of the shares with respect to which the SAR is being exercised, over (ii) the exercise price of the SAR for such shares. The terms of specific SARs shall be determined by the administrator. The administrator may grant SARs in tandem with options, or independently of them. The administrator may also grant SARs that are exercisable only in connection with a change in control or any other event, and such limited SARs may operate in tandem with options or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage, not exceeding 100%, of the excess value. All SARs are to be settled in shares of our common stock and the number of SARs that are exercised shall be counted in full against the number of shares available for award under the equity incentive plan, regardless of the number of exercise gain shares issued upon settlement of the SARs. Cash shall be paid in lieu of fractional shares.
     Restricted Shares, Restricted Share Units, Unrestricted Shares, and Deferred Share Units. The administrator may grant restricted shares that are forfeitable until certain vesting requirements are met, may grant restricted share units, which represent the right to receive shares after certain vesting requirements are met, and may grant unrestricted shares as to which the participant’s interest is immediately vested. For restricted awards, the administrator may determine the terms and conditions under which a participant’s interests in such awards becomes vested. The equity incentive plan authorizes the issuance of deferred share units in order to permit certain directors, consultants, select members of management and other eligible persons to defer their receipt of compensation payable in cash or shares (including shares that would otherwise be issued upon the vesting of restricted shares and restricted share units). Deferred share units represent a future right to receive shares. Deferred share units may also be issued to such individuals without requiring the participant to forego compensation.
     Cash dividends will be paid on shares subject to restricted share awards to the same extent as if the shares were not subject to any restrictions. Whenever shares are released pursuant to restricted share unit awards or deferred share unit awards, the participant will be entitled to receive additional shares that reflect any stock dividends that our stockholders received between the date of the award and issuance or release of the shares. In addition, shares subject to restricted share awards will be entitled to voting rights to the same extent as if the shares were not subject to any restrictions.
     Phantom Shares. Phantom shares will vest as provided in the applicable award agreement. A phantom share represents a right to receive the fair market value of a share of our common stock, or, if provided by the administrator, the right to receive the fair market value of a share of our common stock in excess of a base value established by our administrator at the time of grant. Phantom shares are settled in cash. The administrator may, in its discretion and under certain circumstances, permit a participant to receive as settlement of the phantom shares installments over a period not to exceed 10 years. In addition, the administrator may establish a program under which distributions with respect to phantom shares may be deferred for additional periods as set forth in the preceding sentence.

     Dividend Equivalents. A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of cash distributions made on shares of common stock otherwise subject to an award. The administrator may provide that amounts payable in the ordinary course with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The administrator will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.
     Performance Awards. The administrator may grant performance-based awards in the form of performance units that the administrator may, or may not, designate as “performance compensation awards” that are intended to be exempt from the limitations of Section 162(m) of the Code. In either case, performance awards vest and become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, us, or any affiliate. Performance awards are payable in shares, cash, or some combination of the two, subject to an individual participant limit of $5,000,000 or 250,000 shares per performance period. The administrator decides the length of performance periods, but the periods may not be less than our fiscal year.
     With respect to performance compensation awards, our equity incentive plan requires that the administrator specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Section 162(m) of the Code.
     Under our equity incentive plan, the possible performance measures for performance compensation awards include: basic, diluted or adjusted earnings per share; sales or revenue; earnings before interest, taxes and other adjustments (in total or on a per share basis); basic or adjusted net income; returns on equity, assets, capital, revenue or similar measure; economic value added; working capital; total stockholder return; and product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, and sales of assets of affiliates or business units. Each measure will be, to the extent applicable, determined in accordance with GAAP as consistently applied by us (or such other standard applied by the administrator) and, if so determined by the administrator, and in the case of a performance compensation award, to the extent permitted under Section 162(m) of the Code, adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative.
     Other Stock-Based Awards. The equity incentive plan will authorize the granting of other awards based upon the common stock (including the grant of securities convertible into common stock and SARs) and subject to terms and conditions established at the time of grant.
     Income Tax Withholding
     As a condition for the issuance of shares pursuant to awards, our equity incentive plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares.
     Transferability
     Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or the laws of descent and distribution, except to the extent the administrator permits lifetime transfers to charitable institutions, certain family members, or related trusts, or as otherwise approved by the administrator for a select group of management or highly compensated employees.
     Certain Corporate Transactions
     The administrator may equitably adjust the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the equity incentive plan but as to which no awards have yet been granted or that have been returned to the equity incentive plan upon cancellation, forfeiture, or expiration of an award, as well as the price per share covered by each such outstanding award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us. In the event of any such transaction or event, the administrator may provide in substitution for any or all outstanding awards under the equity incentive plan such alternative consideration (including securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced. In any case, such substitution of securities will not require the consent of any person who is granted awards pursuant to the equity incentive plan.
     In addition, in the event or in anticipation of a “change in control” as defined in the equity incentive plan, the administrator may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of our stockholders or any participant with respect to his or her outstanding awards (except to the extent an award provides otherwise), take one or more of the following actions: (i) arrange for or otherwise provide that each outstanding award will be assumed or substituted with a substantially equivalent award by a successor corporation or a parent or subsidiary of such successor corporation; (ii) accelerate the vesting of awards for any period (and may provide for termination of unexercised options and SARs at the end of that period) so that awards shall vest (and, to the extent applicable, become exercisable) as to the shares that otherwise would have been unvested and provide that our repurchase rights with respect to shares issued upon exercise of an award shall lapse as to the shares subject to such repurchase right; or (iii) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards.
     Term of the Equity Incentive Plan; Amendments or Termination
     Our board of directors has the power to terminate, amend, alter, suspend, or discontinue the equity incentive plan at any time. If our board of directors does not take action to earlier terminate the equity incentive plan, it will terminate on September 9, 2015. Certain material amendments may require the approval of our stockholders. No amendment, suspension, or termination of the equity incentive plan shall materially and adversely affect awards that previously had been granted without the written consent of the holders of those options unless it relates to an adjustment pursuant to certain transactions that change our capitalization or it is otherwise mutually agreed between the participant and the administrator. Notwithstanding the foregoing, the administrator may amend the equity incentive plan to eliminate provisions that are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.
Executive Share Purchase/Incentive Awards
     Pursuant to our equity incentive plan, our board of directors approved the purchase of an aggregate of 220,000 restricted shares of our common stock by our executive officers for an aggregate purchase price of $110,000. These restricted shares vest and become transferable ratably at the end of each calendar quarter during the period beginning on the date of purchase and ending on December 31, 2008. These restricted shares will also vest and become transferable if, during the vesting period, the executive officer’s appointment ends on account of death, disability or following a change in control of us. While unvested, these restricted shares are subject to a call right by us upon termination or resignation by the executive officer for the lower of the purchase price paid by the executive for the unvested restricted shares or their then fair market value. Our board of directors granted 3,000 shares of common stock to each of our independent directors pursuant to our equity incentive plan. Our board of directors may from time to time grant additional equity incentive awards to such persons, subject to a maximum of 720,000 shares available for issuance under the equity incentive plan. Other than the restricted shares of common stock discussed above, no additional shares may be awarded until the completion of our next equity offering following our private offering other than shares awarded to our independent directors and the total amount of shares issued under the equity incentive plan shall not exceed 3.5% of the number of fully diluted shares outstanding at any time.
Limitation of Liability and Indemnification
     Our certificate of incorporation includes provisions permitted by Delaware law that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper benefit.
     These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we will indemnify our directors, executive officers and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We maintain director and officer liability insurance and intend to continue to maintain this insurance in the future.
     We may also enter into indemnification agreements with each of our current and future directors and executive officers that may be broader than the specific indemnification provisions in the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors and officers pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS AND CONFLICTS
     We are a party to various transactions with and subject to various conflicts of interest arising out of our relationship with Lexington and our Advisor and their affiliates. Except as set forth below, we have no specific procedures in place to deal with conflicts of interest. We intend that all conflicts be resolved in accordance with the terms of our various policies and agreements and, where appropriate, through consultations with and approval by the independent members of our board of directors.
Our Management Team
     Because our executive officers (E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix) and certain of our directors (E. Robert Roskind and T. Wilson Eglin) also serve as officers and trustees of Lexington, conflicts of interest may arise. In particular, because our executive officers (E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix) hold the same or similar positions with our Advisor and Lexington, conflicts of interest may arise in allocating their time between us and other programs and activities in which they are involved. Mr. Rouse and Mr. Mullinix devote a substantial portion of their time to providing services to us through our Advisor. Because these executive officers owe fiduciary duties to Lexington, their fiduciary duties may from time-to-time conflict with the fiduciary duties owed to us and our stockholders.
     In addition, certain of our executive officers (E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll and Brendan P. Mullinix) purchased 100,000 shares of our common stock offered in our private offering at the offering price of $10.00 per share. We did not pay the initial purchaser/placement agent, Friedman, Billings, Ramsey & Co., Inc., any placement fee with respect to these shares.
     Furthermore, in September 2005, our executive officers (E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix) purchased an aggregate of 220,000 restricted shares of common stock at an aggregate purchase price of $110,000 pursuant to our equity incentive plan. See “Management—Executive Share Purchase/Incentive Awards.”
     Finally, our Advisor and executive officers (E. Robert Roskind, T. Wilson Eglin, Richard J. Rouse, Patrick Carroll, John B. Vander Zwaag and Brendan P. Mullinix) own 100% of the Class B Units, which entitle them to receive incentive distributions from our operating partnership. See “Our Advisor and the Advisory Agreement—Advisory Fees and Incentive Distributions—Incentive Distributions.” The Class B Units were issued to our Advisor pursuant to the Advisory Agreement in consideration of services to be provided to us. Our Advisor allocated 40% of the Class B Units to our executive officers.
     Our Advisor to entitled to reimbursement of certain expenses pursuant to the advisory agreement. Our Advisor has agreed that for the initial 12-month period of the advisory agreement, our pro rata portion of such overhead expenses shall not exceed $1.25 million, excluding any annual charges required under GAAP relating to the purchase of the 220,000 restricted shares by our executive officers for $110,000 pursuant to our equity incentive plan. Subsequent to the initial 12-month period, our independent directors will approve the amount we are paying for such services.
     For the period from August 24, 2005 (date of inception) to March 31, 2006, we incurred $0.8 million in base advisory fees, $0.1 million for reimbursable expenses incurred on our behalf and no incentive distribution. No incentive distribution is payable in connection with this offering. Our operating partnership will make incentive distributions only if pre-tax net income exceeds the threshold described in the table above.
     Our Advisor is entitled to reimbursement of certain expenses pursuant to the advisory agreement. Our Advisor has agreed that for the initial 12-month period of the advisory agreement, our pro rata portion of such overhead expenses shall not exceed $1.25 million, excluding any annual charges required under GAAP relating to the purchase of the 220,000 restricted shares by our executive officers for $110,000 pursuant to our equity incentive plan. Subsequent to the initial 12-month period, our independent directors will approve the amount we are paying for such services.
Lexington
     On October 24, 2005, in connection with the private offering, Lexington contributed to us its indirect ownership interests in four real estate assets and financing deposits at an asset value equal to Lexington’s book value before depreciation and amortization for three of the real estate assets and Lexington’s contract price for one of the real estate assets less the amount of mortgages that we assumed on three of the real estate assets. No appraisals were obtained by us on these real estate assets. In exchange, we issued to Lexington 3,319,600 shares of our common stock having an aggregate value of approximately $33.2 million based on the offering price in the private offering of

$10.00 per share. The contribution was negotiated when T. Wilson Eglin, Chief Executive Officer, President and Chief Operating Officer of Lexington, was our sole director and Lexington was our sole stockholder and, therefore, was not negotiated at arm’s length.
     As of the date of this prospectus, Lexington beneficially owned approximately 32% of the fully diluted outstanding shares of our common stock. We have also granted Lexington an option, so long as the advisory agreement is in effect, to participate in future equity offerings in order to maintain up to a 25% beneficial ownership of us.
     At the time of our formation when our advisory agreement, equity incentive plan, investment guidelines and other organizational matters, including purchases of restricted shares of our common stock by our executive officers pursuant to our equity incentive plan, were approved for us, T. Wilson Eglin, Chief Executive Officer, President and Chief Operating Officer of Lexington, was our sole director and Lexington was our sole stockholder. In addition, an entity wholly owned by Lexington is the only member of our Advisor. As a result, these matters were not negotiated at arm’s length and their terms, including fees payable to our Advisor and incentive distributions to be made to the holders of the Class B Units, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, Lexington and its affiliates manage other real estate investment entities, which may have investment objectives similar to ours. See “—Existing Joint Ventures with Exclusivity Provisions.”
     Finally, our contract to purchase the CAE facility was assigned to us by Lexington in exchange for the reimbursement of Lexington’s earnest money deposit. In accordance with our investment guidelines, this transaction was approved by our independent directors.
Existing Joint Ventures with Exclusivity Provisions
     Lexington currently manages and invests in, and will continue to manage and invest in, other real estate-related investment entities. However, so long as the advisory agreement is in effect, Lexington has agreed not to raise, sponsor or advise any new investment fund or program, company or vehicle (including any REIT) that invests in assets similar to our targeted investments, unless such investment fund or program, company or vehicle agrees to be bound by Lexington’s conflicts policy, which requires that we be offered and turn down any investment meeting our investment criteria before Lexington or its affiliates may invest in such asset.
     Although a substantial portion of our targeted investments differ from the investments targeted by Lexington’s existing joint venture investment programs, we are not able to pursue any opportunity that meets the investment criteria set forth below unless the applicable exclusivity conditions have expired or Lexington’s joint venture partner elects not to approve the applicable joint venture investment program’s pursuit of such investment opportunity.
     Under the terms of Lexington’s active joint venture investment program with The Comptroller of the State of New York, as Trustee of the Common Retirement Fund, or CRF, Lexington is required to offer first to Lexington Acquiport Company II, LLC, or LAC II, 50% of Lexington’s opportunities to acquire office and industrial properties requiring a minimum investment of $15.0 million that are net leased to investment grade tenants for a minimum term of 10 years, are available for immediate delivery and satisfy other specified investment criteria. As of the date of this prospectus, LAC II has approximately $64.9 million of unfunded equity commitments and approximately $185.4 million of additional acquisition capacity assuming 65% loan-to-value financing. Since we are not targeting assets leased to investment grade tenants, we do not believe our investment objectives will be in direct conflict with LAC II’s investment objectives.
     Similarly, under the terms of Lexington’s joint venture investment program with the Utah State Retirement Investment Fund, or Utah, unless 75% of the aggregate equity commitment is funded (i.e., $91.1 million out of $121.4 million), Lexington is required to offer first to Triple Net Investment Company LLC, or TNI, all of Lexington’s opportunities to acquire certain office, bulk warehouse and distribution properties requiring an investment of $8.0 million to $30.0 million that are net leased to non-investment grade tenants for a minimum term of at least nine years and satisfy other specified investment criteria, subject also to Lexington’s obligation to offer such opportunity first to LAC II. As of the date of this prospectus, TNI has been funded with approximately 72% of the aggregate equity commitment, leaving approximately $35 million of unfunded equity commitments and approximately $100 million of additional acquisition capacity assuming 65% loan-to-value financing. TNI does not target special purpose properties, non-U.S. properties, specialized facilities or equipment.
Lack of Separate Representation
     Paul, Hastings, Janofsky & Walker LLP is counsel to us, our Advisor and Lexington in connection with this offering and may in the future act as counsel to us, our Advisor and Lexington. There is a possibility that in the future the interests of various parties may become adverse. In the event that such a dispute were to arise between us, our Advisor and/or Lexington, separate counsel for such matters will be retained as and when appropriate. Neither we nor Lexington have determined which party, if any, Paul, Hastings, Janofsky & Walker LLP might represent in the event of a dispute or conflict.
Registration Rights
     As holders of common stock, our directors and executive officers and Lexington received registration rights with respect to the shares of common stock acquired by them pursuant to our equity incentive plan and/or in our private offering or the contribution transaction.
Underwriters
Friedman, Billings, Ramsey & Co., Inc. is the book running managing underwriter and Wachovia Capital Markets, LLC is the co-lead managing underwriter in this offering.
Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in connection with our private offering and Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc., and/or one or more of its subsidiaries, purchased 2,982,850 shares of our common stock in that offering, currently representing approximately 29.0% of our outstanding shares of common stock.
From time to time, Wachovia Capital Markets, LLC provides investment banking and advisory services to Lexington. An affiliate of Wachovia Capital Markets, LLC was the arranger, and an affiliate of Wachovia Capital Markets, LLC is the agent and a lender under Lexington’s unsecured revolving credit facility. In addition, an affiliate of Wachovia Capital Markets, LLC has established a line of credit with an entity controlled by E. Robert Roskind, our Chairman, and a personal line of credit with Richard J. Rouse, our Chief Investment Officer. Finally, Wachovia Capital Markets, LLC is acting as Lexington’s financial advisor in connection with its pending merger with Newkirk Realty Trust, Inc.
See “Underwriting” for a discussion of potential conflicts of interest related to these relationships.
Other Transactions
We have not entered into any other transactions in which any other director or officer or stockholder of ours or of our Advisor had a material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth certain information, as of the date of this prospectus, regarding the beneficial ownership of our outstanding common stock by:
•	each of our directors;

•	each of our executive officers;

•	each person known to us as of the date of this prospectus who is or will be the beneficial owner of more than five percent of our outstanding common stock; and

•	all directors and executive officers as a group.
     Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power.

		Percentage of Class
	Beneficial	after Offering and
	Ownership	Contribution
Name and Address of Beneficial Owner(1)(2)	of Shares	Transaction
Lexington Corporate Properties Trust	3,319,700	32.3%
Friedman, Billings, Ramsey Group, Inc.(3)	2,982,850	29.0%
Investors of America, L.P.	750,000	7.3%
E. Robert Roskind(4)(5)	79,000	*
T. Wilson Eglin(4)(5)	71,000	*
Richard J. Rouse(4)(5)	57,600	*
Patrick Carroll(4)(5)	48,000	*
John B. Vander Zwaag(4)	33,000	*
Brendan P. Mullinix(4)(5)	31,400	*
William J. Borruso(5)(6)	8,350	*
Daniel M. Cain(5)(6)	10,176	*
Joan H. Fallon(5)(6)	8,226	*
Our directors and executive officers as a group (9 persons)	346,752	3.2%

*	Represents beneficial ownership of less than 1.0%

(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the number and percentage of outstanding shares held by each beneficial owner named above and by our directors and executive officers as a group on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other beneficial owner.

(2)	The address of Lexington Corporate Properties Trust, our directors and all executive officers listed above is c/o Lexington Corporate Properties Trust, One Penn Plaza, Suite 4015, New York, New York 10119-4015. The address of Friedman, Billings, Ramsey Group, Inc. is 1001 Nineteenth Street North, 18th Floor, Arlington, Virginia 22209. The address of Investors of America, L.P. is 655 Montgomery Street, San Francisco, California 94111.

(3)	Includes 537,634 shares of our common stock held for investment purposes by Friedman, Billings, Ramsey Group, Inc. or one or more of its affiliates. Also includes 2,445,216 shares of our common stock held by Friedman, Billings, Ramsey & Co., Inc. in its capacity as initial purchaser in our private offering.

(4)	Includes restricted shares of common stock previously purchased pursuant to our equity incentive plan. These restricted shares vest and become transferable ratably at the end of each calendar quarter during the period beginning on the date of purchase and ending on December 31, 2008. These restricted shares will also vest and become transferable if, during the vesting period, the executive officer’s appointment ends on account of death, disability or following a change in control of us. While unvested, these restricted shares are subject to a call right by us upon termination or resignation by the executive officer for the lower of the purchase price paid by the executive for the unvested restricted shares or their then fair market value.

(5)	Includes shares of common stock purchased in our private offering at the offering price of $10.00 per share.

(6)	Includes share grants pursuant to our equity incentive plan for director fees and retainer.

DESCRIPTION OF CAPITAL STOCK
     The following summary description of our capital stock contains the material terms of our capital stock and is subject to and qualified in it is entirety by reference to Delaware law, our charter and bylaws. See “Where You Can Find More Information.”
General
     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this prospectus, 10,293,452 shares of our common stock were issued and outstanding. No shares of our preferred stock are outstanding.
Common Stock
     The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of our outstanding shares of common stock have the ability to elect all of the members of our board of directors. Except as otherwise provided by law or with respect to any outstanding class or series of our preferred shares, the holders of our common stock possess all voting power. Holders of our common stock will vote together as a single class with holders of our limited voting stock on those matters upon which the holders of limited voting stock are entitled to vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends when, if, and as may be declared by the board of directors out of funds legally available for dividend payments. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.
     Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.
Preferred Stock
     Our board of directors has the authority, without further action by our stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any series of preferred stock it may determine to issue. These rights may include a preferential return in the event of our liquidation, the right to receive dividends if declared by the board of directors, special dividend rates, conversion rights, redemption rights, superior voting rights to the common stock, the right to protection from dilutive issuances of securities, or the right to approve corporate actions. Any or all of these rights may be superior to the rights of the common stock. Although we have no plans to do so, our board of directors could authorize us to issue a series of preferred shares that could, depending on the terms of the particular series, delay, defer or prevent a change in control of us or make it more difficult for stockholders to remove our board of directors and management. Additionally, our issuance of preferred stock may decrease the market price of our common stock.
Power to Reclassify Unissued Stock
     Our charter authorizes our board of directors to classify and reclassify any unissued shares of common stock or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board is required by Delaware law and by our charter to set, subject to our charter restrictions on transfer, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series of stock. Therefore, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.
Power to Issue Additional Shares of Common Stock or Preferred Stock
     We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stocks and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.
Dividend Reinvestment Plan
     We may implement a dividend reinvestment plan whereby stockholders may automatically reinvest their dividends in our common stock. Details about any such plan would be sent to our stockholders following adoption thereof by our board of directors.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.
Registration Rights
     The holders of shares of our common stock sold in our private offering, or issued in our formation transactions and the contribution transaction, are entitled to the benefits of a registration rights agreement. Pursuant to this agreement, we agreed for the benefit of holders of our common stock that we would, at our expense, file with the SEC no later than 150 days following the completion of our private offering, either:
•	a registration statement providing for the initial public offering of our common stock, or IPO, in which IPO the holders of shares of our common stock sold in our private offering, or issued in our formation transactions and the contribution transaction, will have the right to participate as selling stockholders subject to customary underwriter cutback rights and other customary terms and obligations; or

•	a shelf registration statement providing for the resale of shares of shares of our common stock sold in our private offering, or issued in our formation transactions and the contribution transaction.
     This prospectus is part of the IPO registration statement we filed in partial satisfaction of our obligations under the registration rights agreement. On April 10, 2006, we filed a resale shelf registration statement in partial satisfaction of our obligations under the registration rights agreement.
     In addition, we agreed to use our commercially reasonable efforts to cause such registration statement to become effective under the Securities Act as soon as practicable after the filing; provided that, if an IPO registration statement had been filed prior to the filing of a shelf registration statement, we would use our best efforts to cause the shelf registration statement to become effective no later than 60 days after the completion of the IPO.
     If:
•	we have not filed either the IPO registration statement or resale shelf registration statement with the SEC by March 5, 2006;

•	we file the IPO registration statement with the SEC by March 5, 2006, after which we are still obligated to file a shelf registration statement, and we do not file a shelf registration statement within 60 days after the date on which the IPO registration statement is first filed with the SEC; or

•	we fail to comply with our obligations to file, when and as required, any documents or other materials necessary to effect, or maintain the effectiveness of, any shelf registration statement;

then, for each day that we fail to comply with our registration obligations under the registration rights agreement:
•	payment of any incentive distributions to the holders of Class B Units will be suspended until such date as we comply with the registration obligations, at which time all suspended amounts shall become due and payable without interest; and

•	our executive officers will forfeit and deliver to us 1% per day, capped at 50% in the aggregate, of the 220,000 restricted shares of restricted common stock purchased by our executive officers pursuant to our equity incentive plan.
     However, such forfeiture of shares shall not apply if we have endeavored in good faith to timely file either the IPO registration statement or the shelf registration statement but are unable to make such filing timely as a result of the SEC being unable to accept filings through its Electronic Data Gathering and Retrieval, or EDGAR, system. In addition, penalties shall not become effective until after the fifth business day following March 5, 2006, during which time we may file a registration statement and cure any failure thereunder.
     Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the shelf registration statement (and therefore suspend sales under the shelf registration statement) for certain periods, referred to as “blackout periods,” if a majority of our independent directors, in good faith, determines that it is in our best interest to suspend the use of the registration statement, and:
•	the representative of the underwriters for any underwritten offering of primary shares by us has advised us that the sale of registrable shares pursuant to the shelf registration statement would have a material adverse effect on our primary offering;

•	our board, including at least a majority of our independent directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other material transaction involving us, (2) after the advice of counsel, the sale of the shares of common stock covered by the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, or (3) either (a) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (b) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (c) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impractical or inadvisable to cause the registration statement to become effective or to promptly amend or supplement the registration statement on a post-effective basis; or

•	our board, including at least a majority of our independent directors, determines in good faith, upon the advice of counsel, that we are required by law, rule or regulation to supplement the registration statement or file a post-effective amendment to the registration statement in order to incorporate information into the registration statement for the purposes of (1) including in the registration statement any prospects required under Section 10(a)(3) of the Securities Act, (2) reflecting in the prospectus included in the registration statement any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus, or (3) including in the prospectus included in the registration statement any material information with respect to the plan of distribution not disclosed in the registration statement or any material change to such information.
     The cumulative blackout periods in any 12-month period may not exceed an aggregate of 90 days and furthermore may not exceed an aggregate of 30 days in any 90-day period. We may not institute a blackout period more than three times in any rolling 12-month period. Upon the occurrence of any blackout period, we will use our commercially reasonable efforts to take all action necessary to promptly permit resumed use of the registration statement.
     A holder that sells our common stock pursuant to a shelf registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such stockholder (including certain indemnification rights and obligations). In addition, each holder of our common stock may be required to deliver information to be used in connection with the IPO or shelf registration statement in order to have such holder’s common stock included in such registration statement and to benefit from the provisions of the next paragraph.
     Each common stock certificate will contain a legend to the effect that the shares evidenced thereby are subject and entitled to the obligations and benefits of the registration rights agreement. In that regard, each holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the registration rights agreement. In addition, each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event that makes a statement in the prospectus which is part of the resale registration statement untrue in any material respect or that requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended and supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.
     We have agreed to use our commercially reasonable efforts to list the shares of our common stock on the NASDAQ National Market or the New York Stock Exchange, if we meet the criteria for listing on such market or exchange, and thereafter to maintain the listing.
     We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any brokers’ or underwriters’ discounts or commissions or transfer taxes relating to sale of shares of our common stock. We will agree to indemnify each holder, and any underwriter for such holder, or a person who controls any such holder or underwriter, and each of their respective officers, directors, partners, members, managers, employees, representatives and agents arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus or any omission or alleged omission of a material fact required to be stated in any registration statement or prospectus or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each selling stockholder will in turn agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for inclusion in the registration statement.
     Upon an underwritten offering pursuant to a registration statement filed in accordance with the registration rights agreement, holders of shares of our common stock sold in this offering agree to the extent requested by an underwriter of our securities, not to sell or otherwise transfer or dispose of any remaining shares of our common stock sold in this offering or any other securities exchangeable or exercisable for our common stock (other than under such registration statement) during a lock-up period (not to exceed 60 days following the date that such registration statement is declared effective by the SEC under the Securities Act).
     The summary herein of certain provisions of the registration rights agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the registrations rights agreement filed with the SEC as an exhibit to the registration statement of which the prospectus forms a part.

IMPORTANT PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS
     The following description of certain provisions of Delaware law and our certificate of incorporation, or charter, and our bylaws, as they will be in effect upon the completion of this offering, is only a summary. For a complete description, we refer you to the Delaware General Corporation Law, our charter and our bylaws. Copies of our charter and our bylaws are available upon request. See “Where You Can Find More Information.”
Our Board of Directors
     Our charter and bylaws provide that the number of our directors may be established by our board of directors. Except as provided by our board of directors in setting the terms of any series of preferred stock, any vacancy may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director. Any director elected to fill a vacancy will serve until the next annual meeting and until his or her successor is elected and qualified.
     Our directors serve for a term of one year and until their successors are elected and qualified. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which directors are elected, the holders of a majority of the shares of our common stock will be able to elect all of the successors of the directors being elected at that meeting.
Removal of Directors
     Our charter provides that a director may be removed only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except for cause and with a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.
Anti-Takeover Provisions
     Delaware Law. Subject to specified exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. As permitted by Delaware law, we have included a provision in our charter electing not to be subject to Section 203.
     Charter and Bylaw Provisions. Our charter and bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our Chief Executive Officer, a majority of our board of directors, or the holder or holders of 25% or more of the outstanding capital stock of our company entitled generally to vote in the election of directors. Our charter and bylaws also specify that the authorized number of directors may be changed only by a resolution of the board of directors. Our charter does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Vacancies in our board of directors, including any vacancy created by an increase in the number of directors, may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director.
     As described under “Description of Capital Stock—Preferred Stock,” our board of directors will be authorized to issue up to 50,000,000 shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval, which could also delay or prevent a change in control transaction.
     Our charter provides that stockholders may not act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any meeting, he or she must comply with certain advance notice provisions in our bylaws described below.
     These provisions contained in our charter and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Amendment to Our Charter
     Our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except for those provisions relating to the removal of directors, which may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.
Advance Notice of Director Nominations and New Business
     Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by a stockholder of record who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

THE OPERATING PARTNERSHIP AGREEMENT
     The following is a summary of material provisions in the agreement of limited partnership of our operating partnership. For more detail, you should refer to the agreement of limited partnership itself, a copy of which is available upon request. See “Where You Can Find More Information.”
General
     LSAC Operating Partnership L.P., referred to as LSAC OP or our operating partnership, was formed on September 7, 2005 to acquire and own substantially all of our assets.
     Our operating partnership will be structured to make distributions with respect to limited partnership interests in LSAC OP, or OP units, to limited partners (other than the holders of Class B Units) that will be equivalent to the distributions made to our common stockholders. Our operating partnership will be structured to permit limited partners (other than us or holders of Class B Units) in our operating partnership to exchange (in a taxable transaction) their OP units for cash or, at our election, shares of our common stock on a one-for-one basis (subject to anti-dilution adjustments) and, if our shares are then listed, achieve liquidity for their investment.
     We are the sole member of LSAC General Partner LLC, a Delaware limited liability company, which is the non-economic sole general partner of our operating partnership. As the sole member of the sole general partner of our operating partnership, we have the exclusive power to manage and conduct the business of our operating partnership. We directly hold 100% of the Class A Units. Our Advisor holds 60% of the Class B Units and our executive officers hold the remaining 40% of the Class B Units. Annual and quarterly incentive distributions are paid by LSAC OP with respect to the Class B Units as described under “Our Advisor and the Advisory Agreement—Advisory Fees and Incentive Distributions—Incentive Distributions.” The Class B Units are not convertible into other limited partner interests or exchangeable for shares of our common stock. There will be no other partners initially.
     Although all of our assets are held through our operating partnership structure, we may in the future elect for various reasons to hold certain of our assets directly rather than through our operating partnership. In the event we elect to hold assets directly, the income of our operating partnership will be allocated as between us and limited partners so as to take into account the performance of such assets.
Capital Contributions
     We will transfer substantially all of the net proceeds of this offering to our operating partnership as a capital contribution in the amount of the gross offering proceeds received from investors. Our operating partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with the offering. If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowing, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our operating partnership to issue OP units for less than fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and LSAC.
Operations
     The partnership agreement provides that our operating partnership is to be operated in a manner that will ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a disregarded entity or a partnership.
     The partnership agreement provides that our operating partnership will distribute available cash to the partners (including us, but excluding holders of Class B Units) of our operating partnership in accordance with their relative percentage interests on at least a quarterly basis in amounts determined by us as the general partner with the intent that a holder of one such unit of limited partnership interest in our operating partnership will receive the same amount of annual cash distributions from our operating partnership as the amount of annual distributions paid to the holder of one share of our common stock.
     Similarly, the partnership agreement of our operating partnership provides that taxable income is allocated to the partners (other than holders of Class B Units) of our operating partnership in accordance with their relative percentage interests, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and corresponding Treasury Regulations. The holders of Class B Units will receive a special allocation of income in each taxable year in an amount equal to the distribution made in such year on the Class B Units.

Losses, if any, will generally be allocated among the partners (other than the holders of Class B Units) in accordance with their respective percentage interests in our operating partnership.
     Upon the liquidation of our operating partnership, after payment of debts and obligations, any remaining assets of our operating partnership will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances.
     In addition to the administrative and operating costs and expenses incurred by our operating partnership in acquiring and holding substantially all of our assets, our operating partnership will pay all of our administrative costs and expenses and such expenses will be treated as expenses of our operating partnership. Such expenses will include:
•	all expenses relating to our formation and a majority of the expenses relating to our continuity of existence;

•	all expenses relating to any offerings and registrations of securities when the proceeds of such offerings are contributed to our operating partnership and the registrations of securities are in connection with the redemption of OP units held by limited partners in our partnership agreement;

•	all expenses associated with our preparation and filing of any periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of our business.
Voting
     The limited partners in our operating partnership (other than holders of Class B Units) have limited voting rights. The holders of Class B Units will have no voting rights.
Redemption Rights
     Subject to certain limitations and exceptions, the limited partners of our operating partnership, other than us and the holders of Class B Units, have the right to cause our operating partnership to redeem their OP units for cash equal to the market value of an equivalent number of our shares, or, at our option, we may purchase their OP units by issuing one of our shares for each OP unit redeemed. The market value of the OP units for this purpose will be equal to the average of the closing trading price of a share of our common stock on the Nasdaq Global Market (SM) for the 10 trading days before the day on which the redemption notice was given to our operating partnership of exercise of the redemption rights.
     We have the right to redeem the Class B Units if the advisory agreement is terminated without cause or not renewed at no cost other than the payment of the termination fee described elsewhere in this prospectus. If the advisory agreement is terminated by us for cause, the aggregate redemption amount for all Class B Units shall be $100.
Transferability of Interests
     LSAC General Partner LLC will not be able to (1) voluntarily withdraw as the general partner of our operating partnership, or (2) transfer our general partnership interest in our operating partnership (except to a subsidiary wholly owned by us), unless the transaction in which such withdrawal or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their redemption rights immediately prior to such transaction. The limited partners will not be able to transfer their OP units, in whole or in part, without our written consent as the general partner of the partnership except where the limited partner becomes incapacitated.

FEDERAL INCOME TAX CONSIDERATIONS
     The following is a summary of the material federal income tax consequences of an investment in common stock of Lexington Strategic Asset Corp. Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed in “Taxation of Our Stockholders—Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, and non-U.S. investors (except to the limited extent discussed in “Taxation of Our Stockholders—Taxation of Non-U.S. Stockholders”).
     The statements in this section are based on the Code, Treasury Regulations, published rulings of the Internal Revenue Service, or the IRS, and court decisions, all as of the date hereof. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
     This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our shares of common stock and the effect of potential changes in applicable tax laws.
Taxation of the Company
     We are treated as a taxable corporation under the Code. As such, the income and losses from operations and net capital gains, including our distributive share of income, gains and losses from partnerships in which we hold interests, including our operating partnership, will be taxable to us at applicable corporate income tax rates. We have jointly elected with Lexington to be treated as a “taxable REIT subsidiary” under the Code, which enables Lexington, as a REIT, to own more than 10% of our capital stock. As a taxable REIT subsidiary, we are not able to operate or manage, directly or indirectly, any lodging or health care facility or provide rights to a brand name under which any lodging or health care facility is operated. We can, however, lease a lodging or health care facility to a third party operator and may engage an eligible independent contractor to operate and manage a lodging facility on our behalf. In addition, the deductibility of interest payments paid to Lexington, our parent REIT, may be limited in certain circumstances.
     Our initial tax basis in the properties contributed to us by Lexington in the contribution transaction was equal to the adjusted tax basis Lexington had in those properties immediately prior to the closing of the contribution transaction.
Taxation of Our Stockholders
     Taxation of Taxable U.S. Stockholders. A taxable “U.S. stockholder” will be required to take into account as dividends any distributions made out of our current or accumulated earnings and profits. A U.S. stockholder that is a taxable corporation generally should qualify for the dividends received deduction if the requisite holding period is satisfied. A U.S. stockholder that is taxed as an individual generally will qualify for a maximum federal income tax rate of 15% (through 2008) for qualified dividends if the requisite holding periods are satisfied and the U.S. stockholder does not elect to treat the dividends as investment income for purposes of the investment interest limitations. The term “U.S. stockholder” means a holder of shares of our common stock, that, for U.S. federal income tax purposes is:
•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
     If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of the partner will generally depend on the status of the partner and the activity of the partnership. Partners and partnerships are urged to consult their own tax advisors regarding the specific tax consequences to them, in light of their particular circumstances, of an investment in our common stock.

     A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. stockholder.
     Taxable distributions from us and gain from the disposition of common stock will not be treated as passive activity income; stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, gain from the disposition of common shares generally will be treated as investment income for purposes of the investment interest limitations. Dividend distributions also will be treated as investment income for the purpose of electing stockholders who forgo capital gains treatment for these dividends.
     Taxation of U.S. Stockholders on the Disposition of Common Stock. In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year, and otherwise as short-term gain or loss. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of common shares may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.
     Information Reporting Requirements and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. A stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:
•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact;

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules; or

•	in the case of a non-U.S. stockholder, complies with certification procedures to establish that it is not a U.S. person or otherwise establishes an exemption.
     A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.
     Taxation of Tax-Exempt Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, referred to as pension trusts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While some investments in real estate generate unrelated business taxable income, dividend distributions from a taxable corporation, such as us, to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the company in an unrelated trade or business of the pension trust. Consequently, amounts we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income it received from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules.
     Taxation of Non-U.S. Stockholders. The rules governing U.S. federal income taxation of stockholders that are not U.S. stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.
     A non-U.S. stockholder that receives a distribution from us will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. stockholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. A non-U.S. corporate stockholder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a 30% rate or a lower treaty rate. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for the reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.
     A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the stockholder’s common stock, as described below. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
     We are, and will likely continue, to be a U.S. real property holding company under the Foreign Investment in Real Property Tax Act (“FIRPTA”) provisions of the Code. As a result, gain from the sale of our stock will be taxable as if it were income effectively connected to the conduct of a U.S. trade or business of the non-U.S. stockholder and therefore taxable to the non-U.S. stockholder in the same manner as a U.S. stockholder (subject to special alternative minimum tax rules). If, as expected, our common stock becomes regularly traded on an established U.S. securities market following this offering, a non-U.S. stockholder generally will not incur tax under FIRPTA on gain from a sale of common stock, unless it owns more than 5% of the outstanding common stock.
     A non-U.S. stockholder generally will incur tax on gain even if the gain is not subject to taxation under FIRPTA if:
•	the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to the gain, and in the case of a non-U.S. corporate stockholder, the branch profits tax described above may apply; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case (except as otherwise provided by an applicable income tax treaty) the non-U.S. stockholder will generally be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by U.S. source capital loss (even though such non-U.S. stockholder is not considered a resident of the United States under the Code).
     State and Local Taxes. We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

UNDERWRITING
     Friedman, Billings, Ramsey & Co., Inc. is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters and each of the underwriters has severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, the number of shares of common stock listed next to its name in the following table

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc
Wachovia Capital Markets, LLC

Total

     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of our common stock offered by this prospectus are subject to approval by their counsel of legal matters and other conditions contained in the underwriting agreement including, among other items, the receipt of legal opinions from counsel, the receipt of comfort letters from our current auditors, the absence of any material adverse changes affecting us or our business and the absence of any objections from the National Association of Securities Dealers Inc., or NASD, with respect to the fairness and reasonableness of the underwriting terms. The underwriters are obligated to take and pay for all of the common stock offered, other than those shares covered by the over-allotment option described below, if any of the shares of common stock are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in the event that the purchase commitments of the defaulting underwriters represent more than 10% of the total number shares of common stock offered by this prospectus, the underwriting agreement may be terminated.
     The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $  per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $  per share to selected other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.
     We have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to            additional shares of common stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus.
     The following table shows the amount per share and total underwriting discount we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to            additional shares to cover over-allotments.

	No Exercise	Exercise
Underwriting discounts and commissions paid by us
Per share
Total
Underwriting discounts and commissions paid by the selling stockholders
Per share
Total
     We estimate that the total expenses of this offering to be paid by us, not including the underwriting discount, will be approximately $ .
     We have agreed that during the period ending 180 days after the date of this prospectus , we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.:
•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

except for the shares of our common stock that are issued under our equity incentive plan and the shares of our common stock, our operating partnership units or other equity securities of our company or our operating partnership issued as consideration in connection with the acquisition of property by us.
     Each of our directors and executive officers and Lexington have agreed that during the period ending 180 days after the date of this prospectus, they or it will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.:
•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in while or in part , directly or indirectly, any of the economic consequences of ownership of any of our equity securities.
     Subject to applicable securities laws, each of our directors and executive officers and Lexington may transfer their or its shares of our common stock: (i) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (ii) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee agrees to be bound by the same restrictions; (iii) as a distribution to its stockholders, partners or members, provided that such stockholders, partners or members agree to be bound by the same restrictions; (iv) as required under any of our benefit plans or our bylaws; (v) as collateral for any loan, provided that the lender agrees to be bound by the same restrictions; (vi) with respect to sales of securities acquired in the open market, but not those securities acquired in connection with the formation transactions, after the completion of this offering; or (vii) to an executor or heir in the event of the death of the stockholder, provided that the executor or heir agrees to be bound by the same restrictions. In addition, the restrictions described above do not apply to the exercise of any options or other convertible securities granted under our equity incentive plan.
     In addition, except for any shares sold in this offering, the holders of our common stock that are beneficiaries of the registration rights agreement between us, Friedman, Billings, Ramsey & Co., Inc. and certain holders of our common stock and who are not our executive officers or affiliates will not be able to sell shares of our common stock for a period of up to 30 days prior to or 60 days following the date of this prospectus. See “Description of Capital Stock—Registration Rights.”
     We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.
     We intend to apply for listing of our common stock on the Nasdaq under the symbol “ LEXS”. The underwriters will undertake that the shares of common stock will be sold to ensure that Nasdaq distribution standards are met.
     In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:
•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases of cover positions created by short sales.
     Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

     The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.
     A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.
     The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.
     As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market (SM), in the over-the-counter market or otherwise.
     The lead underwriter has advised us that the underwriters do not confirm sales to accounts over which they exercise discretionary authority.
     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price include:
•	the economic conditions in and future prospects for the industry in which we compete;

•	our past and present operating performance and financial condition;

•	our prospects for future earnings;

•	an assessment of our management;

•	the present state of our development;

•	the prevailing conditions of the equity securities markets at the time of this offering; and

•	current market valuations of publicly traded companies considered comparable to our company.
     We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.
     In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, financial advisory and other services to us and Lexington for which they have received, and may in the future receive, customary fees.
     Friedman, Billings, Ramsey & Co., Inc. acted as initial purchaser and placement agent in connection with our private offering and Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc., and/or one or more of its subsidiaries, purchased 2,982,850 shares of our common stock in that offering, currently representing approximately 29.0% of our outstanding shares of common stock. Under the Conduct Rules of the NASD, when underwriters or their affiliates beneficially own 10% or more of the common equity of a company, they may be deemed to have a “conflict of interest” under Rule 2720(b)(7) of the rules and regulations of the NASD. When an NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD, which qualified independent underwriter shall also participate in the preparation of the registration statement and the prospectus and exercise the usual standard of “due diligence” in its preparation. has been engaged to act as a qualified independent underwriter in this offering. In this role , has performed a due diligence investigation of us and participated in the preparation of this prospectus and the registration statement. The initial public offering price of the shares of common stock is not higher

than the price recommended by            . We have agreed to indemnify            against liabilities in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.
     Pursuant to an engagement letter dated March 30, 2005, we appointed Friedman, Billings, Ramsey & Co., Inc. to act until April 6, 2007, as lead underwriter or placement agent in connection with any public or private offerings of our equity securities. This arrangement is deemed to be a right of first refusal by the NASD and will be considered an item of compensation in connection with this offering, valued at 1% of the gross proceeds of this offering. Other than with respect to this offering, Friedman, Billings, Ramsey & Co., Inc. is not providing us with any financial advisory services. Subject to the terms of that engagement letter, the underwriters and their affiliates may provide us with certain commercial banking, financial advisory and investment banking services in the future, for which they would receive customary compensation.
     Fbr.com a division of FBR Investment Services, Inc., will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey & Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the Internet website maintained by Friedman, Billings, Ramsey & Co., Inc. Other than the prospectus in electronic format, the information on the Friedman, Billings, Ramsey & Co., Inc. website and any information contained in any other website maintained by Friedman, Billings, Ramsey & Co., Inc. is not part of this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or Friedman, Billings, Ramsey & Co., Inc. in its capacity as underwriter a nd should not be relied upon by investors.
     From time to time, Wachovia Capital Markets, LLC provides investment banking and advisory services to Lexington. An affiliate of Wachovia Capital Markets, LLC was the arranger, and an affiliate of Wachovia Capital Markets, LLC is the agent and a lender under Lexington’s unsecured revolving credit facility. In addition, an affiliate of Wachovia Capital Markets, LLC has established a line of credit with an entity controlled by E. Robert Roskind, our Chairman, and a personal line of credit with Richard J. Rouse, our Chief Investment Officer. Finally, Wachovia Capital Markets, LLC is acting as Lexington’s financial advisor in connection with its pending merger with Newkirk Realty Trust, Inc.
     A prospectus in electronic format may be available on the Internet sites of or through other online services maintained by the underwriters and selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
     Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
LEGAL MATTERS
     Certain legal matters in connection with this offering will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York, and for the underwriters by Hunton & Williams LLP.
EXPERTS
     The consolidated financial statements of Lexington Strategic Asset Corp. as of December 31, 2005 and for the period from August 24, 2005 (date of inception) to December 31, 2005, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be to be sold in this offering, reference is made to the registration statement, including exhibits and schedules to the registration statement. Copies of the registration statement, including exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.
     As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Page
Lexington Strategic Asset Corp. of and Subsidiaries—Historical Financial Statements:	Reference
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2006 (unaudited) and December 31, 2005	F-3
Consolidated Statements of Operations for the three months ended March  31, 2006 (unaudited), the period from August 24, 2005 (date of inception) to March 31, 2006 (unaudited) and the period from August 24, 2005 (date of inception) to December 31, 2005
F-4
Consolidated Statement of Changes in Stockholders’ Equity for the period three months ended March 31, 2006 (unaudited) and the period from August 24, 2005 (date of inception) to December 31, 2005	F-5
Consolidated Statement of Cash Flows for the three months ended March 31, 2006 (unaudited), the period from August 24, 2005 (date of inception) to March 31, 2006 (unaudited) and the period from August 24, 2005 (date of inception) to December 31, 2005
F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Lexington Strategic Asset Corp.
     We have audited the accompanying consolidated balance sheet of Lexington Strategic Asset Corp. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period from August 24, 2005 (date of inception) to December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Strategic Asset Corp. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the period from August 24, 2005 (date of inception) to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP
New York, New York
March 9, 2006

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($000s, except per share amounts)

	March 31, 2006	December 31, 2005
	(unaudited)
Assets:
Real estate, at cost
Building and building improvements	$62,772	$57,946
Land and land estates	6,609	6,415

	69,381	64,361
Less: accumulated depreciation and amortization	1,343	540

	68,038	63,821
Intangible assets (net of accumulated amortization of $884 as of March 31, 2006 and $369 as of December 31, 2005)	15,191	15,560
Cash and cash equivalents	56,876	44,104
Deferred expenses (net of accumulated amortization of $6 as of March 31, 2006 and $2 as of December 31, 2005)	909	254
Rent receivable	20	—
Rent receivable—deferred	132	57
Other assets	4,778	4,155

Total assets	$145,944	$127,951

Liabilities and Stockholders’ Equity:
Mortgage notes payable	$48,830	$31,393
Accounts payable and other liabilities	1,750	397
Accrued interest payable	—	73
Prepaid rents	244	461
Due to affiliates	470	446
Deferred tax liability	557	722

Total liabilities	51,851	33,492

Commitments and contingencies (Notes 10 and 11)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 50,000,000 shares of preferred stock authorized: no shares issued and outstanding	—	—
Common Stock, $0.0001 par value; 100,000,000 shares of common stock authorized; 10,289,876 shares as of March 31, 2006 and 10,277,700 shares as of December 31, 2005 of common stock issued and outstanding	1	1
Additional paid-in capital	94,876	94,876
Accumulated deficit	(784)	(418)

Total stockholders’ equity	94,093	94,459

Total liabilities and stockholders’ equity	$145,944	$127,951

The accompanying notes are an integral part of these consolidated financial statements.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
($000s, except per share amounts)

	Three	For Period from
	Months	August 24, 2005	For Period from
	Ended	to	August 24, 2005
	March 31, 2006	March 31, 2006	to
	(unaudited)	(unaudited)	December 31, 2005
Gross revenues:
Rental	$2,009	$3,121	$1,112

Total gross revenues	2,009	3,121	1,112

Expenses applicable to revenues:
Depreciation and amortization	(1,238)	(2,081)	(843)
Property operating	(144)	(252)	(108)
General and administrative	(242)	(588)	(346)
Non-operating income	180	592	412
Interest and amortization expense	(499)	(800)	(301)
Advisory fees	(598)	(1,139)	(541)

Loss before benefit for income taxes	(532)	(1,147)	(615)
Benefit for income taxes	166	363	197

Net loss	(366)	(784)	(418)
Dividends attributable to officers’ restricted stock	(4)	(4)	—

Net loss allocable to common shareholders	$(370)	$(788)	$(418)

Loss per share of common stock—basic	$(0.04)	$(0.10)	$(0.07)

Weighted average shares of common stock outstanding—basic	10,074,238	7,827,097	6,271,384

Loss per share common stock—diluted	$(0.04)	$(0.10)	$(0.07)

Weighted average shares of common stock outstanding—diluted	10,074,238	7,827,097	6,271,384

The accompanying notes are an integral part of these consolidated financial statements.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
($000s, except per share amounts)
Period from August 24, 2005 (date of inception) to December 31, 2005 and for the period January 1, 2006 to
March 31, 2006 (unaudited)

	Number of		Additional		Total
	Common		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at August 24, 2005	—	$—	$—	$—	$—
Net loss	—	—	—	(418)	(418)
Common stock issued at inception	100	—	—	—	—
Common stock purchased by officers, net	220,000	—	85	—	85
Common stock issued to Lexington	3,319,600	—	33,196	—	33,196
Common stock issued, private placement	6,738,000	1	61,595	—	61,596

Balance at December 31, 2005	10,277,700	1	94,876	(418)	94,459

Net loss (unaudited)	—	—	—	(366)	(366)
Dividends paid to common shareholders (unaudited)	—	—	(206)	—	(206)
Officers shares, vested (additional paid in capital on vesting of shares purchased by officers) (unaudited)	—	—	84	—	84
Common shares issued to directors (unaudited)	12,176	—	122	—	122

Balance at March 31, 2006 (unaudited)	10,289,876	$1	$94,876	$(784)	$94,093

The accompanying notes are an integral part of these consolidated financial statements.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($000s)

	Three	Period from
	Months	August 24, 2005	Period from
	Ended	to	August 24, 2005
	March 31, 2006	March 31, 2006	to
	(unaudited)	(unaudited)	December 31, 2005
Cash flows from operating activities:
Net loss	$(366)	$(784)	$(418)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,321	2,233	912
Directors’ fees	122	122	—
Deferred taxes	(166)	(363)	(197)
Rent receivable	(20)	(20)	—
Rent receivable—deferred	(75)	(132)	(57)
Other assets	172	(64)	(236)
Accrued interest payable	(73)	—	73
Prepaid rent	(217)	244	461
Accounts payable and other liabilities	125	498	373
Due to affiliates	24	470	446

Net cash provided by operating activities	847	2,204	1,357

Cash flows from investing activities:
Investments in real estate properties and intangible assets	(4,649)	(29,759)	(25,110)
Real estate deposits	—	(3,919)	(3,919)

Net cash used in investing activities	(4,649)	(33,678)	(29,029)

Cash flows from financing activities:
Proceeds of mortgages notes payable	17,500	27,600	10,100
Debt deposits	(526)	(526)	—
Deferred expenses	(132)	(161)	(29)
Principal amortization payments	(62)	(62)	—
Dividends paid to common shareholders	(206)	(206)	—
Common shares issued, net of offering costs	—	61,705	61,705

Net cash provided by financing activities	16,574	88,350	71,776

Change in cash and cash equivalents	12,772	56,876	44,104
Cash and cash equivalents, beginning of period	44,104	—	—

Cash and cash equivalents, end of period	$56,876	$56,876	$44,104

The accompanying notes are an integral part of these consolidated financial statements.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
(1) The Company
     Lexington Strategic Asset Corp., a Delaware corporation (the “Company”), was formed on August 24, 2005 under the Delaware General Corporation Law for the purpose of acquiring a diversified portfolio of net lease commercial real estate and equipment integral to the operations of companies. The business, assets and operations of the Company are managed by LXP Advisory LLC (the “Advisor”). In connection with the Company’s formation, Lexington Corporate Properties Trust (“Lexington”), the ultimate parent of the Advisor, subscribed for 100 shares of the Company’s common stock at $0.10 per share.
     On October 6, 2005, the Company raised net proceeds of approximately $61.6 million, after placement fees and offering expenses, through the sale in a private placement of 6,738,000 shares of common stock to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Act”), investors outside of the United States in offshore transactions pursuant to Regulation S under the Act and institutional “accredited investors” and individual “accredited investors” pursuant to Rule 501(a) under the Act.
     On October 24, 2005, Lexington contributed its indirect ownership interest in four real estate assets and financing deposits and three related mortgage notes payable in exchange for 3,319,600 of shares of the Company’s common stock having an aggregate value of approximately $33.2 million based on the offering price in the private placement. The assets and liabilities contributed were recorded at fair value. Three of the real estate assets contributed were recorded at Lexington’s pre-depreciation historical book value and one real estate asset value was recorded at Lexington’s contract price, all of which in the opinion of management approximate fair market value. The financing deposits and the mortgages were valued at the stated outstanding balance due on date of contribution, which approximate fair value.
(2) Summary of Significant Accounting Policies
     Basis of Presentation and Consolidation. The Company’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). The financial statements reflect accounts of LSAC Operating Partnership L.P. (“LSAC OP”) and its wholly-owned subsidiaries. The Company also considers whether an entity in which the Company hold an interest should be consolidated pursuant to FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46R”). If the Company controls the entity’s voting shares and similar rights, the entity will be consolidated. FIN 46R requires the Company to evaluate whether it has a controlling financial interest in an entity through means other than voting rights.
     The financial information presented as of March 31, 2006 has been prepared from the Company’s books and records and is unaudited. In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments (consisting of normal, recurring adjustments) necessary to present fairly the Company’s financial position as of March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2006 and the period from August 24, 2005 (date of inception) to March 31, 2006. The results of operations are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2006.
     Recently Issued Accounting Pronouncements. Financial Accounting Standards Board (“FASB”), Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), was issued in May 2003. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. For certain mandatorily redeemable financial instruments, SFAS 150 has been deferred indefinitely. The Company currently does not have any financial instruments that are within the scope of SFAS 150.
     In December 2004, the FASB issued SFAS No. 123, (revised 2004) Share-Based Payment (“SFAS 123R”), which supersedes Accounting Principals Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognized over the period in which an employee is required to provide services in exchange for the award. The Company adopted this statement in 2005.
     In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets—An Amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges, occurring in fiscal periods beginning after June 15, 2005. The impact of adopting this statement did not have a material impact on the Company’s financial position or results of operations.
     In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an Interpretation of SFAS Statement No. 143 (“FIN 47”). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005. The application of FIN 47 had no impact on the Company’s consolidated financial position or results of operations.
     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”) which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption this statement had no impact on the Company’s financial position or results of operations.
     In June 2005, the FASB ratified the Emerging Issues Task Force’s (“EITF”) consensus on EITF 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-05”). EITF 04-05 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or a similar entity. It became effective after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. General partners of all other limited partnerships will apply the consensus no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The impact of the adoption of EITF 04-05 did not have a material impact on the Company’s financial position or results of operations.
     In 2005, the EITF released Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-06”), which clarifies the period over which leasehold improvements should be amortized. EITF 05-6 requires all leasehold improvements to be amortized over the shorter of the useful life of the assets, or the applicable lease term, as defined. The applicable lease term is determined on the date the leasehold improvements are acquired and includes renewal periods for which exercise is reasonably assured. EITF 05-06 was effective for leasehold improvements acquired in reporting periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on the Company’s financial position or results of operations.
     Use of Estimates. Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with GAAP. The most significant estimates made include the recoverability of accounts receivable (primarily related to straight-line rents), allocation of property purchase price to tangible and intangible assets, the determination of impairment of long-lived assets and the useful lives of long-lived assets. Actual results could differ from those estimates.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
     Cash and Cash Equivalents. The Company considers all highly liquid instruments with maturities of three months or less from the date of purchase to be cash equivalents.
     Purchase Accounting for Acquisition of Real Estate. The fair value of the real estate acquired, including real estate purchased from a third party or a related party, which will include the impact of mark-to-market adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements, fixtures and equipment and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. Deferred income tax consequences are also recorded if upon acquisition of real estate there are differences in the GAAP and federal income tax bases.
     The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and improvements, and fixtures and equipment based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.
     In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the difference between the current in-place lease rent and a management estimate of current market rents. Below-market lease intangibles are recorded as part of deferred revenue and amortized into rental revenue over the non-cancelable periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.
     The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (i) the purchase price paid for a property over (ii) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases and customer relationships are amortized to expense over the remaining non-cancelable periods of the respective leases.
     Revenue Recognition. The Company recognizes revenue in accordance with SFAS No. 13, Accounting for Leases, as amended (“SFAS 13”). SFAS 13 requires that revenue be recognized on a straight-line basis over the term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. Rentals provided for during renewal option periods where the rental terms are lower than those in the primary term are excluded from the calculation of straight line rent, if they do not meet the criteria of a bargain renewal option. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commerce when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for work to begin.
     Gains on sales of real estate are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate, as amended (“SFAS 66”). The specific timing of the sale is measured against various criteria in SFAS 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met.
     Accounts Receivable. The Company continuously monitors collections from its tenants and would make a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified. As of March 31, 2006 and December 31, 2005, the Company did not record an allowance for doubtful accounts.
     Impairment of Real Estate. The Company evaluates the carrying value of all real estate held when a triggering event, under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as amended (“SFAS 144”), has occurred to determine if

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
an impairment has occurred which would require the recognition of a loss. The evaluation includes reviewing anticipated cash flows of the property, based on current leases in place, and an estimate of what lease rents will be if the property is vacant coupled with an estimate of proceeds to be realized upon sale. However, estimating market lease rents and future sale proceeds is highly subjective and such estimates could differ materially from actual results.
     Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the allocable real estate assets, which depreciable life ranges from 13 to 33 years for buildings and improvements.
     Only costs incurred to third parties in acquiring properties are capitalized. No internal costs (rents, overhead, etc.) are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations which extend the useful life of the properties are capitalized.
     Properties Held For Sale. The Company accounts for properties held for sale in accordance with SFAS 144. SFAS 144 requires that the assets and liabilities of properties that meet various criteria in SFAS No. 144 be presented separately in the consolidated balance sheet, with assets and liabilities being separately stated. The operating results of these properties are reflected as discontinued operations in the statement of operations. Properties that do not meet the held for sale criteria of SFAS 144 are accounted for as operating properties.
     Income Taxes. Income taxes will be accounted for under the asset and liability method. Deferred tax assets and liabilities will be recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credits carry-forwards. Deferred tax assets and liabilities will be measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.
     Deferred Expenses. Deferred expenses consist primarily of debt issuance costs. Debt issuance costs are amortized using the straight-line method, which approximates the interest method, over the terms of the debt instruments.
     Earnings Per Share. Basic net income per share is computed by dividing net income reduced by the dividends attributable to officers’ restricted stock, if applicable, by the weighted average number of common shares outstanding during the period. Diluted net income per share amounts are similarly computed, but include the effect of potentially dilutive securities.
     Dividends. During the three months ended March 31, 2006, the Company paid dividends of $206 which were treated as a reduction of additional paid in capital as the Company had a net loss from inception.
     Equity Incentive Plan. The Company has established an equity incentive compensation plan (the “Equity Plan”) and sold certain restricted shares to Advisor, who allotted the shares to executive officers. The Company has accounted for such awards in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). In 2005, such officers purchased 220,000 restricted shares for $110. One-half of such restricted shares are subject to clawback, if certain performance conditions are not met and all shares vest ratably over 39 months. Accordingly, the Company will record advisory fee expense equal to the excess of the value of such shares over the purchase price paid by the executive officers, over the vesting period. Additional paid-in-capital will be recorded over the vesting period related to the vested shares not subject to clawback. A liability will be recorded over the vesting period for such excess related to shares subject to clawback, until such time as the performance conditions are met or the shares are forfeited to the Company.
     Segment Reporting. The Company operates in one industry segment, investment in single tenant, net leased real properties.
     Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or redemption of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Although generally the Company’s tenants are primarily responsible for any environmental damage and claims related to the leased premises, in the event of

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect to such environmental liability, the Company may be required to satisfy such obligations. In addition, the Company as the owner of such properties may be held directly liable for any such damages or claims irrespective of the provisions of any lease.
     From time to time, in connection with the conduct of the Company’s business, and prior to the acquisition of any property from a third party or as required by the Company’s financing sources, the Company authorizes the preparation of Phase I environmental reports with respect to its properties. Based upon such environmental reports and management’s ongoing review of its properties, management is not aware of any environmental condition with respect to any of the Company’s properties which management believes would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (i) the discovery of environmental conditions, the existence or severity of which were previously unknown, (ii) changes in law, (iii) the conduct of tenants or (iv) activities relating to properties in the vicinity of the Company’s properties, will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company’s tenants, which would adversely affect the Company’s financial condition and results of operations, including funds from operations.
(3) Earnings per Share
     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	For Three	For Period from	For Period from
	Months	August 24, 2005	August 24, 2005
	Ended	through	through
	March 31, 2006	March 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Net loss attributable to common stockholders—basic and diluted	$(370)	$(788)	$(418)

Weighted average number of common shares outstanding—basic and diluted	10,074,238	7,827,097	6,271,384

Basic and diluted loss per share attributable to common stockholders	$(0.04)	$(0.10)	$(0.07)

(4) Investments in Real Estate and Intangible Assets
     During the period from August 24, 2005 (date of inception) to December  31, 2005, the Company acquired six properties for a capitalized cost of $80,366. Four properties with a fair value of $54,335 and the related mortgage notes payable with a fair value of $21,293 were contributed to the Company by Lexington in exchange for 3,319,600 of shares of the Company’s common stock for an aggregate value of approximately $33.2 million. In connection with the contribution, the Company reported $920 of intangibles related to deferred income taxes. The Company also acquired two additional real estate properties for aggregate capitalized costs of $25,111.
     During the three months ended March 31, 2006, the Company acquired a real estate property for aggregate capitalized costs of $5,090 (unaudited).

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
     The condensed balance sheets disclosing the amounts assigned to each major asset and liability captions of the acquired properties at the acquisition dates are as follows:

	Acquired	Acquired	Acquired	Acquired	Acquired	Acquired	Acquired
	October 24, 2005	October 24, 2005	October 24, 2005	October 24, 2005	November 30, 2005	December 29, 2005	January 17, 2006
	Knoxville, TN (1)	Jacksonville, FL(1)	Tulsa, OK (1)	Lavonia, GA (1)	Omaha, NE	Tempe, AZ	Crossville, TN	Total
							(unaudited)
Real estate	$11,296	$10,196	$10,907	$12,648	$9,951	$9,439	$4,944	$69,381
Intangible assets	953	4,564	2,965	1,726	2,964	2,757	146	16,075
Other assets	475	543	1,126	327	—	1,285	—	3,756

	12,724	15,303	14,998	14,701	12,915	13,481	5,090	89,212

Mortgage notes payable	7,800	5,805	7,688	—	—	—	—	21,293
Other liabilities	597	681	1,809	150	1,450	149	417	5,253
Net investment	4,327	8,817	5,501	14,551	11,465	13,332	4,673	62,666

	$12,724	$15,303	$14,998	$14,701	$12,915	$13,481	$5,090	$89,212

(1) Properties contributed to the Company by Lexington.

		Intangible Assets
	Weighted Average	March 31, 2006	Intangible Assets
	Amortization Period	(unaudited)	December 31, 2005
The components of intangible assets are as follows:
Origination costs	13 years	$12,108	$12,010
Customer relationships	7 years	2,152	2,104
Above-market leases	6 years	1,815	1,815

		16,075	15,929
Accumulated amortization		(884)	(369)

		$15,191	$15,560

     The estimated amortization of the above intangibles for each of the next five years is $2,038 per annum.
(5) Mortgage Notes Payable

	March 31, 2006			Maturity
	(unaudited)	December 31, 2005	Interest Rate	(Month/ year)
Mortgage secured by property in:
Knoxville, TN(1)	$7,800	$7,800	5.3%	05-15
Jacksonville, FL(1)	5,805	5,805	5.1%	05-15
Tulsa, OK(1)	7,688	7,688	5.1%	05-15
Lavonia, GA	10,037	10,100	5.5%	11-20
Omaha, NE	9,000	—	5.6%	04-16
Tempe, AZ	8,500	—	5.6%	04-16

	$48,830	$31,393

(1)	These mortgage notes payable were contributed by Lexington and assumed by the Company.
     Scheduled principal amortization and balloon payments of the mortgage notes payable for the next five years and thereafter are as follows:

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited)  and December 31, 2005
($000s, except per share data)

	March 31, 2006
	(unaudited)			December 31, 2005
	Scheduled			Scheduled
	principal	Balloon		principal	Balloon
	amortization	payment	Total	amortization	payment	Total
Year ending June 30:
Three and six months remaining 2006	$147	$—	$147	$156	$—	$156
2007	705	—	705	485	—	485
2008	737	—	737	507	—	507
2009	786	—	786	539	—	539
2010	830	—	830	569	—	569
2011	876	—	876	600	—	600
Thereafter	6,052	38,697	44,749	4,540	23,997	28,537

	$10,133	$38,697	$48,830	$7,396	$23,997	$31,393

     Certain mortgage notes payable have prepayment penalties in the event the Company repays the principal prior to the scheduled maturity.
(6) Leases
     The Company typically acquires properties that are subject to operating leases that require the tenant to pay substantially all of the costs of operation and maintenance directly. Accordingly, such expenses are not included in the accompanying statement of operations, pursuant to the lease on the property in Knoxville, TN, the Company is obligated to pay for certain expenses, up to a stipulated amount. Pursuant to the lease on the property in Jacksonville, FL, the Company is responsible for payment of Florida sales tax on rental income up to a tax rate of 7% and base-building HVAC. Additionally, certain tenants have the right to require the landlord to construct expansion spaces. Certain leases allow the tenant to terminate their lease upon payment of a lease termination payment.
     Minimum future rental receipts under all noncancelable operating leases, excluding applicable termination penalties and assuming no new or re-negotiated leases, for the next five years and thereafter are as follows:

	As of
	March 31, 2005	As of
	(unaudited)	December 31, 2005
Year ending June 30:
Three and six months remaining 2006	$2,036	$3,840
2007	8,218	7,756
2008	8,171	7,708
2009	6,831	6,369
2010	6,334	5,871
2011	5,620	5,157
Thereafter	47,975	45,583

	$85,185	$82,284

     The Company holds a leasehold interest in a property. The ground rent on the property is paid directly by the tenant. Another property is economically owned through the holding of industrial revenue bonds. This structure facilitates the tenant in obtaining certain tax incentives from the taxing authorities. The taxing authorities hold fee title to the property subject to a ground lease to the Company. Payments under the ground lease equal payments under the bond, and, therefore, neither ground lease payments, nor bond interest payments are made or received, respectively. Upon the termination of the tax incentive, legal title to the property reverts to the Company for nominal consideration.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
     Minimum future rental payments under noncancellable leasehold interests for the next five years and thereafter are as follows:

	March 31, 2006
	(unaudited)	December 31, 2006
Year ending June 30:
Three and six months remaining 2006	$61	$123
2007	244	244
2008	244	244
2009	244	244
2010	244	244
2011	244	244
Thereafter	4,030	4,030

	$5,311	$5,373

(7) LSAC OP
     The Company formed an operating partnership, LSAC OP, a Delaware limited partnership. The Company is currently the sole member of LSAC General Partner LLC, a Delaware limited liability company, which is the non-economic general partner of LSAC OP. As of March 31, 2006 and December 31, 2005, the Company (i) directly holds 100% of the Class A limited partnership interests in LSAC OP (“Class A Units”), (ii) the Advisor holds 60% of the Class B limited partnership interests in LSAC OP (“Class B Units”) and (iii) executive officers of the Advisor, who are also executive officers of the Company, hold the remaining 40% of the Class B Units. The Class A Units are entitled to a proportionate share of the capital, profits and losses of LSAC OP, including distributions that will be equivalent to the dividends on our common stock. The Class B Units have no voting rights. The Class B Units are entitled to quarterly distributions based on financial performance (Note 11). Distribution made on the Class B units to the Advisor or the Advisor’s executive officers will be treated as advisory fee expense. During the period from August 24, 2005 (date of inception) to December 31, 2005 and March 31, 2006, no distributions were made on the Class B Units.
(8) Benefit Plans
     The Company maintains the Equity Plan which allows executive officers to purchase shares of restricted shares. The board of directors approved the purchase of the restricted shares at a purchase price of $0.50 per share. These restricted shares vest and become transferable ratably at the end of each calendar quarter during the period beginning on the date of purchase and ending on December 31, 2008. These restricted shares will also vest and become transferable if, during the vesting period, as defined, the executive officer’s appointment ends on account of death, disability or following a change in control, as defined. While unvested, these restricted shares are subject to a repurchase right by the Company, upon termination or resignation by the executive officer, at the lower of the purchase price paid by the executive officer for the unvested restricted shares or their then fair market value.
     On September 9, 2005, the executive officers purchased an aggregate of 350,000 restricted shares of common stock for an aggregate price of $175,000 pursuant to its Equity Plan. On September 30, 2005, each executive officer of the Company entered into a rescission agreement with the Company whereby an aggregate of 130,000 restricted shares were returned to the Company in exchange for $65,000.
     Pursuant to a registration rights agreement between the Company, Friedman, Billings, Ramsey & Co., Inc. and certain holders of shares of the Company’s common stock, if the Company fails to comply with its registration obligations under the registration rights agreement, the Company’s executive officers will forfeit to the Company 1% per day, capped at 50% in the aggregate, of the 220,000 restricted shares of common stock purchased by the Company’s executive officers pursuant to the Company’s Equity Plan.
     As of March 31, 2006 and December 31, 2005, 16,923 and 8,4 62 shares have vested under the Equity Plan, respectively. Total expense recorded for the three months ended March 31, 2006 and the period August 24, 2005 (date of inception) to December 31, 2005 related to the Company’s Equity Plan was $161 (unaudited) and $161, respectively, and is included in advisory fees. As of March 31, 2006, and December 31, 2005, 203,077 and 211,538 shares, respectively, were non-vested.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
     Dividends paid on unvested shares during the three months ended March 31, 2006 equal $4 (unaudited).
     The board of directors also approved the grant of 3,000 shares of common stock to each independent director pursuant to the Company’s Plan, which were issued in 2006. These grants will not be subject to any vesting requirements.
(9) Income Taxes
     Income taxes have been provided for on the asset and liability method as required by SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities.
     The Company’s benefit for income taxes is summarized as follows:

	Period From
	August 24, 2005 to	Period From
	March 31, 2006	August 24, 2005 to
	(unaudited)	December 31, 2005
Current:
Federal	$—	$—
State and local	—	—
Deferred:
Federal	289	157
State and local	74	40

	$363	$197

     Deferred tax liability of $557 (unaudited) and $722 is included on the accompanying balance sheets at March 31, 2006 and December 31, 2005 and consists of the following:

	March 31, 2006
	Asset	December 31, 2005
	(Liabilities)	Asset
	(unaudited)	(Liabilities)
Differences in:
Basis of real estate investments and intangibles	$(920)	$(920)
Depreciation and amortization	(771)	(694)
Prepaid rents	129	181
Deferred rents receivable	(51)	(22)
Equity Plan	(212)	(231)
Net operating loss carry forward	1,248	948
Other	20	16

Deferred tax liabilities, net	$(557)	$(722)

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited)  and December 31, 2005
($000s, except per share data)
     The income tax benefit differs from the amount computed by applying the statutory federal income tax rate to pre-tax operating income as follows:

	March 31, 2006	December 31,
	(unaudited)	2005
Federal benefit at statutory tax rate (34%)	$(390)	$(209)
State and local taxes, net of Federal benefit	(61)	(32)
Other (permanent differences related to Equity Incentive Plan)	88	44

	$(363)	$(197)

     As of March 31, 2006 and December 31, 2005, the Company has estimated net operating loss carry forwards for federal income tax reporting purposes of $3,180 (unaudited) and $2,413, respectively, which would begin to expire in tax year 2026. No valuation allowances have been recorded against deferred tax assets as the Company believes they are fully realizable.
(10) Commitments and Contingencies
     Upon request from a tenant, the Company is obligated to fund the expansion of the underlying leased property.
     The Company has entered into a contract to purchase, upon completion of construction and rent commencement, a property for an estimated aggregate obligation of $24,144, of which $3,683 has been advanced and is included in other assets.
     Dana Corporation, the tenant at the property in Crossville, TN, filed for Chapter 11 bankruptcy protection on March 3, 2006. As of the date of the report Dana has not filed a motion to disaffirm the lease. Current annualized rent equals approximately 4.7% of our average annualized rent. The tenant is current on its rent payments.
(11) Related Party Transactions
     The Company has entered into an advisory agreement with the Advisor, a wholly owned subsidiary of Lexington and the 60% holder of the Class B Units in LSAC Operating Partnership L.P., whereby Advisor performs certain services for a fee in relation to the acquisition, management and financing of the Company’s real estate investments. The Advisor will manage the Company’s business, assets and operations in conformity with the policies and the investment guidelines that are approved and monitored by the board of directors. The Advisor will be responsible for the purchase and sale of real estate and other assets and management of our real estate and other assets, including arranging for leases, maintenance, insurance, financing and asset management. The Advisor will also be responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our assets and operations as may be appropriate. In connection with its activities, the Advisor will work closely with the board of directors.
     The Advisor is entitled to base advisory fee, paid monthly in arrears, calculated as 1/12 of (i) 1.75% of the first $500.0 million of our equity, and (ii) 1.50% of our equity in excess of $500.0 million. For purposes of calculating the base advisory fee, the Company’s equity equals the month-end value, computed in accordance with GAAP, of our stockholders’ equity, adjusted to exclude the effect of depreciation and amortization, unrealized gains, unrealized losses or other similar non-cash items. For the three months ended March 31, 2006 and the period from August 24, 2005 (date of inception) to December 31, 2005, the Company incurred base advisory fees of $437 (unaudited)  and $381, respectively.
     The Advisor, as a 60% of holder of the Class B Unites, and certain officers of the Company, who are officers of Lexington and 40% holders of the Class B Units in LSAC OP, are entitled to incentive distribution based on the financial performance of the Company. The incentive distribution is paid quarterly in arrears, and will be in an amount equal to the product of (i) 25% of the dollar amount by which (a) pre-tax net income per share of common stock and Class A Units (based on the fully diluted weighted average number of shares of common stock outstanding for such quarter), excluding the incentive distributions, plus all depreciation and adjusted for all other non-cash items, including straight line rent adjustment, for such quarter exceeds (b) an amount equal to (x) the weighted average of the offering price per share of common stock sold in the Company’s private offering and issued in the

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited)  and December 31, 2005
($000s, except per share data)
contribution transaction, the offering price per share of common stock sold in this offering, the offering prices per share of common stock in any subsequent offerings and the agreed upon value of Class A Units issued in connection with any acquisition multiplied by (y) the greater of (1) 2.25% and (2) 0.75% plus one fourth of the 10-year U.S. treasury rate for such quarter, multiplied by (ii) the fully diluted weighted average number of shares of common stock outstanding during such quarter. For realized gains or losses, the amount of gain or loss shall be based on unadjusted book value. The distributions will be reconciled in the last quarter of each fiscal year (or part thereof) to adjust for any aggregate overpayments or underpayments (prorated for any partial fiscal year) made to the holders of the Class B Units under the formula as if the calculations had been made for the operations of the entire fiscal year (or part thereof).
     No incentive distribution was earned by the Class B Unit holders for the three months ended March 31, 2006 and the period from August 24, 2005 (date of inception) to December  31, 2005. Incentive distributions made to the Class B Unit holders will be treated as additional advisory fee expense by the Company.
     Advisor is entitled to a termination fee upon the termination of the advisory agreement. The termination fee will be payable only for termination without cause or non-renewal of the advisory agreement. The termination fee will be equal to four times the sum of the average annualized base advisory fee and incentive distribution for the 24-month period preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination or non-renewal. The Company has the right to redeem the Class B Units at no cost other than payment of the termination fee upon termination of the advisory agreement without cause. There will be no termination fee payable if Advisor is terminated for cause or if the Advisor terminates the advisory agreement.
     Pursuant to the advisory agreement, the Company is to reimburse Advisor for certain overhead expenses. Advisor has agreed that for the initial 12-month period of the advisory agreement, the Company’s pro rata portion of such overhead expenses shall not exceed $1,250, excluding any annual charges required under GAAP relating to the 220,000 restricted shares purchased by the Company’s executive officers for $110 pursuant to the Company’s Equity Plan. Consequently, $34 and $59, respectively, of overhead expenses was charged to the Company for the periods three months ended March 31, 2006 and the period from August 24, 2005 (date of inception) to December  31, 2005.
     As of March 31, 2006 and December 31, 2005, the Advisor is due $470 (unaudited)  and $446, respectively, which is included in due to affiliates.
(12) Fair Market Value of Financial Instruments
     Cash Equivalents, Accounts Receivable, Accounts Payable, and Other Liabilities, Accrued Interest, and Prepaid Rents
     The Company estimates that the fair value approximates carrying value due to the relatively short term maturity of these instruments.
     Mortgage Notes Payable
     The Company determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. The Company has determined that the fair value of these instruments approximates the carrying value as of December 31, 2005 and $45,579 at March 31, 2006.
(13) Concentrations of Credit Risk
     The Company seeks to reduce its operating and leasing risks through diversification achieved by the geographical distribution of its properties, avoiding dependency on a single property and the credit worthiness of its tenants.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited)  and December 31, 2005
($000s, except per share data)
     The following tenants represent 10% or greater of the rental revenues:

		For the period from
	For the Three	August 24, 2005	For the period
	months ended	through	from August 24, 2005
	March 31, 2006	March 31, 2006	through
	(Unaudited)	(unaudited)	December 31, 2005
Alstom Power, Inc.	20%	22%	26%
AmeriCredit, Corp.	18%	21%	25%
Metris Companies, Inc.	16%	18%	21%
TI Group Automotive Systems, LLC	14%	16%	19%
InfoCrossing, Inc.	27%	21%	—
(14) Supplemental Disclosure of Statement of Cash Flow Information
     For the three months ended March 31, 2006 and the period from August 24, 2005 (date of inception) to December 31, 2005, the Company paid $568 (unaudited) and $226 for interest, respectively, and $0 income tax.
     For the period ended December 31, 2005, four properties with a fair value of $54,262, financing deposit of $227 and $21,293 in non-recourse mortgage notes payable were contributed in exchange for common stock of having an aggregate value of $33,196.
     Pursuant to the Company’s Equity Plan, certain officers purchased restricted shares of common stock for $110 that are subject to clawback and are included in other liabilities on the consolidated balance sheet. For the three months ended March 31, 2006 and the period August 24, 2005 (date of inception) to December 31, 2005, the Company has recorded $84 (unaudited)  and $85, respectively, of additional paid in capital due to vesting of a portion of such shares.
     The Company recorded intangible assets and a deferred tax liability of $920 due differences in the basis of real estate investments for GAAP and federal income tax purposes for assets contributed by Lexington.
     For the period ended December 31, 2005, the Company recorded $122 of directors’ fees. Directors have elected to receive 100% of their fees in common stock. The stock was issued in February 2006.
     As of March 31, 2006, the Company accrued $774 (unaudited) of construction-in-progress related to the expansion of the property located in Crossville, TN.
     As of March 31, 2006, the Company accrued $314 (unaudited) of purchase price related to the acquisition of the property in Crossville, TN.
     As of March 31, 2006, the Company accrued $223 (unaudited) of deferred legal and accounting fees related to raising of capital in the future.
(15) Subsequent Events (unaudited)
     In May 2006, the Company acquired a 170 acre public golf course in Oklahoma City, OK which contains a 9,472 square feet golf cart garage and a 4,452 square feet club house for $5,250. The property is leased to American Golf Corporation with an annual average rent of $475.
     In May 2006, the Company acquired a 41,000 square feet property in Woodlands , TX for $10,000. The property is leased to Montgomery County Management Company, LLC with an annual average rent of $807.
     In June 2006, the Company substantially completed an expansion which added 49,400 square feet of space to the property leased to Dana Corporation. The total cost of the expansion is expected to be approximately $2,350, of which approximately $1,500 has been funded.

LEXINGTON STRATEGIC ASSET CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited) and December 31, 2005
($000s, except per share data)
     In June 2006, the Company acquired 300,500 square feet of property in Plymouth, IN for $8,900. The property is leased to Bay Valley Foods, LLC under the terms of two cross-defaulted leases with an aggregate annual average rent of $802.
     In May 2006, the Company declared a $.03 per share of common stock dividend which was paid on May 30, 2006.
     In June 2006, the Company entered into fixed rate, non-recourse mortgage notes payable on the following property:

			Maturity
Location of Property; Tenant/ Guarantor	Amount	Interest Rate	(Month/ Year)
Woodlands, Texas; Montgomery County Management Company LLC	$7,500	6.5%	November/2019

LEXINGTON STRATEGIC ASSETS CORP. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule ($000)
Initial cost to Company and Gross Account at which carried at March 31, 2006

									Useful life
						Accumulated			computing
			Land and	Buildings		Depreciation			depreciation in
			Land	and		and	Date	Date	latest income
Description	Location	Encumbrances	Estates	Improvements	Total	Amortization	Acquired	Constructed	statements (years)
Office	Knoxville, TN	$7,800	$564	$10,731	$11,295	271	Oct. 2005	1997	19
Office	Jacksonville, FL	5,804	1,600	8,596	10,196	274	Oct. 2005	2001	15
Office	Tulsa, OK	7,688	2,400	8,507	10,907	307	Oct. 2005	2000	13
Office/Manufacturing	Lanovia, GE	10,038	221	12,427	12,648	239	Oct. 2005	2005	24
Data Center	Omaha, NE	9,000	1,630	8,321	9,951	95	Nov. 2005	1988	33
Data Center	Tempe, AZ	8,500	—	9,440	9,440	84	Dec. 2005	1988	33
Warehouse/Distribution	Crossville, TN		194	4,750	4,944	73	Jan. 2006	1989 & 2006	20

		$48,830	$6,609	$62,772	$69,381	$1,343

Reconciliation of real estate owned:
Balance at the beginning of year		$—
Additions during year		69,381

Balance at end of year		$69,381

Balance of beginning of year		$—
Depreciation and amortization		1,343

Balance at end of year		$1,343

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us, the selling stockholders or any of the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date hereof.

     Until          , 2006 (25  days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Shares
(LEXINGTON STRATEGIC LOGO)
Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY
WACHOVIA SECURITIES
, 2006

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the registrant:

Securities and Exchange Commission registration fee		$10,700
NASD filing fee		8,000
Nasdaq Global Market (SM) Listing Fees		*
Printing and engraving fees		*
Transfer agent and registrar fees		*
Accounting fees and expense		*
Legal fees and expenses		*
Miscellaneous		*

TOTAL	$	*

*	To be filed by amendment.
     All expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, are estimated.
ITEM 32. SALES TO SPECIAL PARTIES.
     See the response to Item 33 below.
ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES.
     On August 24, 2005, in connection with the incorporation of the registrant, the registrant issued 100 shares of common stock, $0.0001 par value per share (the “Common Stock”) to Lexington Corporate Properties Trust for an aggregate subscription price of $10.00. Such issuance was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) thereof.
     On September 9, 2005, pursuant to the Lexington Strategic Asset Corp. 2005 Equity Incentive Compensation Plan (the “Equity Incentive Plan”), the registrant issued 70,000 shares of Common Stock to E. Robert Roskind for an aggregate purchase price of $35,000. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On September 9, 2005, pursuant to the Equity Incentive Plan, the registrant issued 70,000 shares of Common Stock to T. Wilson Eglin for an aggregate purchase price of $35,000. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On September 9, 2005, pursuant to the Equity Incentive Plan, the registrant issued 63,000 shares of Common Stock to Richard J. Rouse for an aggregate purchase price of $31,500. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On September 9, 2005, pursuant to the Equity Incentive Plan, the registrant issued 52,500 shares of Common Stock to Patrick Carroll for an aggregate purchase price of $26,250. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On September 9, 2005, pursuant to the Equity Incentive Plan, the registrant issued 52,500 shares of Common Stock to John B. Vander Zwaag for an aggregate purchase price of $26,250. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

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     On September 9, 2005, pursuant to the Equity Incentive Plan, the registrant issued 42,000 shares of Common Stock to Brendan P. Mullinix for an aggregate purchase price of $21,000. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On September 30, 2005, each of Messrs. Roskind, Eglin, Rouse, Carroll, Vander Zwaag and Mullinix entered into a rescission agreement with the registrant whereby an aggregate of 130,000 shares of common stock were returned to the registrant in exchange for $65,000.
     On October 6, 2005, the registrant sold 4,533,550 shares of its Common Stock to Friedman, Billings, Ramsey & Co., Inc. (the “Initial Purchaser/Placement Agent”). The registrant issued these shares of Common Stock to the Initial Purchaser/Placement Agent in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act. The Initial Purchaser/Placement Agent paid the registrant a purchase price of $9.30 per share for these shares of Common Stock, for total gross proceeds to the registrant of $42,162,015.00. The Initial Purchaser/Placement Agent resold a portion of these shares of Common Stock to nine Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act. The offering price per share of Common Stock to Qualified Institutional Buyers under Rule 144A was $10.00 per share for gross proceeds of $45,335,500.00 and the aggregate Initial Purchaser/ Placement Agent’s discount was $3,173,485.00.
     On October 6, 2005, the registrant sold 2,204,450 shares of its Common Stock in a concurrent private placement to 115 “accredited investors” (as defined in Rule 501 under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D under the Securities Act, with the Initial Purchaser/Placement Agent acting as placement agent. All of these shares were sold for a purchase price of $10.00 per share for gross proceeds of $22,044,500.00. The Initial Purchaser/Placement Agent received a commission of $0.70 per share with respect to 2,104,450 of these shares of Common Stock. No commission was paid with respect to 100,000 of the shares sold to the registrant’s executive officers. The proceeds to the registrant less the commissions paid to the Initial Purchaser/Placement Agent from the private placement of these shares were $20,571,385.00 and total commissions paid to the Initial Purchaser/Placement Agents were $1,473,115.00.
     On October 26, 2005, the registrant issued 3,319,600 shares of its common stock in connection with the contribution by Lexington of its indirect ownership interests in four real estate assets and financing deposits. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On February 1, 2006, pursuant to the Equity Incentive Plan, the registrant issued 4,100 shares of Common Stock to William J. Borruso as an initial grant and as payment for certain director fees. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On February 1, 2006, pursuant to the Equity Incentive Plan, the registrant issued 4,038 shares of Common Stock to Daniel M. Cain as an initial grant and as payment for certain director fees. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On February 1, 2006, pursuant to the Equity Incentive Plan, the registrant issued 4,038 shares of Common Stock to Joan H. Fallon as an initial grant and as payment for certain director fees. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On May 1, 2006, pursuant to the Equity Incentive Plan, the registrant issued 1,250 shares of Common Stock to William J. Borruso as payment for certain director fees. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On May 1, 2006, pursuant to the Equity Incentive Plan, the registrant issued 1,138 shares of Common Stock to Daniel M. Cain as payment for certain director fees. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.
     On May 1, 2006, pursuant to the Equity Incentive Plan, the registrant issued 1,188 shares of Common Stock to Joan H. Fallon as payment for certain director fees. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

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ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions; or (iv) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.
     Our certificate of incorporation includes provisions permitted by Delaware law that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper benefit.
     These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.
     Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.
     Reference is made to Item 37 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.
ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.
     None of the proceeds will be credited to an account other than the appropriate capital share account.
ITEM 36. FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS.
     (a) Financial Statements. See page F-1 for an index of the financial statements included in the registration statement.
     (b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement.

EXHIBIT		DESCRIPTION OF DOCUMENT
1.1	*	Form of Underwriting Agreement

3.1		Amended and Restated Certificate of Incorporation of Lexington Strategic Asset Corp.

3.2		Bylaws of Lexington Strategic Asset Corp.

4.1		Form of Certificate for Common Stock of Lexington Strategic Asset Corp.

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EXHIBIT		DESCRIPTION OF DOCUMENT
4.2		Registration Rights Agreement among Lexington Strategic Asset Corp., Friedman, Billings, Ramsey & Co., Inc., for itself and for the benefit of certain holders of common stock of Lexington Strategic Asset Corp., Lexington Corporate Properties Trust, LXP Advisory LLC, LSAC Operating Partnership L.P., Patrick Carroll, T. Wilson Eglin, Brendan P. Mullinix, Richard J. Rouse, E. Robert Roskind and John B. Vander Zwaag

5.1	*	Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of the securities covered by this registration statement

10.1		Agreement of Limited Partnership of LSAC Operating Partnership L.P.

10.2	†	Lexington Strategic Asset Corp. 2005 Equity Incentive Plan

10.3	†	Form of Restricted Share Award Agreement

10.4	†	Form of Rescission of Restricted Share Award Agreement

10.5		Advisory Agreement, dated as of October 6, 2005, by and among Lexington Strategic Asset Corp., LSAC Operating Partnership L.P. and LXP Advisory LLC

10.6		Contribution Agreement, dated as of October 6, 2005, by and among Lexington Strategic Asset Corp., LSAC Operating Partnership L.P. and Lexington Corporate
Properties Trust

10.7		Option, dated as of October 6, 2005, by Lexington Strategic Asset Corp. in favor of Lexington Corporate Properties Trust

21.1		List of subsidiaries of Lexington Strategic Asset Corp.

23.1	*	Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of Exhibit 5.1)

23.2		Consent of KPMG LLP

24.1	**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

†	Compensatory plan or arrangement.
ITEM 37. UNDERTAKINGS.
     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby further undertakes that:
     (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this registration statement as of the time it was declared effective.

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     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 2, 2006.

LEXINGTON STRATEGIC ASSET CORP.

By: /s/ T. WILSON EGLIN
Name: T. Wilson Eglin
Title:President and Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

*	Chairman and Director	August 2, 2006
E. Robert Roskind

/s/ T. WILSON EGLIN	Chief Executive Officer, President and Director	August 2, 2006
T. Wilson Eglin

*	Chief Investment Officer	August 2, 2006
Richard J. Rouse

*	Chief Financial Officer, Chief Accounting Officer,	August 2, 2006
Patrick Carroll	Executive Vice President and Treasurer

*	Executive Vice President	August 2, 2006
John B. Vander Zwaag

/s/ BRENDAN P. MULLINIX	Chief Operating Officer, Executive Vice President and	August 2, 2006
Brendan P. Mullinix	Secretary

*	Director	August 2, 2006
William J. Borruso

*	Director	August 2, 2006
Daniel M. Cain

*	Director	August 2, 2006
Joan H. Fallon

*By:	/s/ BRENDAN P. MULLINIX
Brendan P. Mullinix
Attorney-in-fact

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EXHIBIT INDEX

EXHIBIT		DESCRIPTION OF DOCUMENT
1.1	*	Form of Underwriting Agreement

3.1		Amended and Restated Certificate of Incorporation of Lexington Strategic Asset Corp.

3.2		Bylaws of Lexington Strategic Asset Corp.

4.1		Form of Certificate for Common Stock of Lexington Strategic Asset Corp.

4.2		Registration Rights Agreement among Lexington Strategic Asset Corp., Friedman, Billings, Ramsey & Co., Inc., for itself and for the benefit of certain holders of common stock of Lexington Strategic Asset Corp., Lexington Corporate Properties Trust, LXP Advisory LLC, LSAC Operating Partnership L.P., Patrick Carroll, T. Wilson Eglin, Brendan P. Mullinix, Richard J. Rouse, E. Robert Roskind and John B. Vander Zwaag

5.1	*	Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of the securities covered by this registration statement

10.1		Agreement of Limited Partnership of LSAC Operating Partnership L.P.

10.2	†	Lexington Strategic Asset Corp. 2005 Equity Incentive Plan

10.3	†	Form of Restricted Share Award Agreement

10.4	†	Form of Rescission of Restricted Share Award Agreement

10.5		Advisory Agreement, dated as of October 6, 2005, by and among Lexington Strategic Asset Corp., LSAC Operating Partnership L.P. and LXP Advisory LLC

10.6		Contribution Agreement, dated as of October 6, 2005, by and among Lexington Strategic Asset Corp., LSAC Operating Partnership L.P. and Lexington Corporate Properties Trust

10.7		Option, dated as of October 6, 2005, by Lexington Strategic Asset Corp. in favor of Lexington Corporate Properties Trust

21.1		List of subsidiaries of Lexington Strategic Asset Corp.

23.1	*	Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of Exhibit 5.1)

23.2		Consent of KPMG LLP

24.1	**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

†	Compensatory plan or arrangement.

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